Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-194672 and 333-195786

8,000,000 Shares

Common Stock

We are selling 8,000,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $10.00 per share. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “ALDR.”

We are an ‘‘emerging growth company’’ as defined under the U.S. federal securities laws and, as such, intend to comply with certain reduced public company reporting requirements for this and future filings.

The underwriters have an option to purchase a maximum of 1,200,000 additional shares to cover over-allotments.

Investing in our common stock involves risks. See ‘‘Risk Factors’’ on page 10.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Alder
Per Share	$10.00	$0.70	$9.30
Total	$80,000,000	$5,600,000	$74,400,000

(1)	We have agreed to reimburse the underwriters for certain expenses, see ‘‘Underwriting.’’

Delivery of the shares of common stock will be made on or about May 13, 2014.

Under the terms of our collaboration agreement, Bristol-Myers Squibb Company, or BMS, has agreed to purchase 1,600,000 shares of our common stock in this offering at the initial public offering price. In addition, certain of our directors and existing stockholders, or their affiliates, have agreed to purchase an aggregate of 1,153,000 shares of our common stock in this offering at the initial public offering price. The underwriters will receive the same discount from the shares of our common stock purchased by BMS or our directors and existing stockholders, or their affiliates, as they will from any other shares of our common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Leerink Partners
Wells Fargo Securities	Sanford C. Bernstein

The date of this prospectus is May 7, 2014.

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until June 2, 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Alder,” “company,” “we,” “us” and “our” in this prospectus to refer to Alder BioPharmaceuticals, Inc. and, where appropriate, our consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company that discovers, develops and seeks to commercialize therapeutic antibodies with the potential to meaningfully transform current treatment paradigms. We have developed a proprietary antibody platform designed to select antibodies that have the potential to maximize efficacy as well as speed of onset and durability of therapeutic response. In addition, we believe our ability to efficiently manufacture antibodies using our yeast-based manufacturing technology, MabXpress, allows us to target diseases that traditionally have not been addressed by antibodies. We believe the clinical data obtained in our development program for ALD403, our wholly-owned clinical asset, exhibits the potential of this product candidate to transform the way physicians treat migraine prevention. Clazakizumab is being developed by our collaboration partner Bristol-Myers Squibb. Together with Bristol-Myers Squibb, we believe there is an opportunity to position Clazakizumab as an option for first-line biologic therapy for the treatment of rheumatoid arthritis by demonstrating superior disease control rates versus biologic standard of care. The most commonly prescribed biologic standard of care are anti-TNFs, such as Humira or Enbrel. We estimate that the rheumatoid arthritis therapy market had more than $12 billion in worldwide sales in 2012 and will grow to $15 billion by 2016. Both our lead product candidates were discovered internally, have achieved proof-of-concept and are expected to enter final Phase 2b dose-ranging trials in 2014 in preparation for progression to Phase 3 trials if supported by the data.

Our Current Pipeline

Our pipeline includes two internally discovered humanized monoclonal antibodies, one wholly-owned program and one partnered program, as well as preclinical programs targeting additional indications that are in the discovery phase.

ALD403

ALD403 is our wholly-owned novel monoclonal antibody targeted to calcitonin gene-related peptide, or CGRP, for migraine prevention. CGRP is a validated target that is believed to play a key role in migraine. We are developing ALD403 for the prevention of migraine, and in a recent proof-of-concept trial, treatment with ALD403 resulted in 16% of patients achieving complete remission from their migraines. Approximately 36 million Americans suffer from migraines; however, only 22.3 million migraine sufferers have been clinically diagnosed. Migraine is a significant cause of disability, generally affecting individuals between the ages of 20 and 50, which are prime working years. The Migraine Research Foundation estimates U.S. employers lose more than $13 billion each year as a result of 113 million lost work days due to migraine. We believe the area of critical unmet need in migraine is preventive therapy with improved efficacy and tolerability to treat patients who have five or more migraine days per month. For the 12.6 million U.S. migraine patients who are candidates for migraine prevention, there are few therapeutic options to manage their disease. We believe this group of migraine patients is highly-motivated to seek new treatments due to the limited success of current therapies.

We recently completed a three month double blind, randomized, placebo-controlled proof-of-concept trial of ALD403 in 163 patients suffering from five to 14 migraine days per month, or high frequency migraine. In this trial, a single intravenous, or IV, dose of ALD403 completely prevented migraines in 16% of patients over the entire three month period versus zero with placebo, representing a statistically significant reduction (p<0.001). Furthermore, ALD403 reduced migraine days by at least half in 60% of patients. ALD403 had a similar level of safety to placebo and was well tolerated and our trial had a drop out rate of less than 5%.

In this trial, the “p” values were statistical calculations to determine whether the effects of ALD403 were significant in comparison to placebo based on pre-specified statistical targets. We specified that any result less than p=0.05 would be significant. As shown in the figure above, ALD403 provided a statistically significant reduction versus placebo in migraines at all response levels in these patients.

In the second half of 2014, we intend to initiate a Phase 2b dose-ranging trial in high frequency migraine patients in order to identify dose response and durability so we may select a dose to take forward into pivotal Phase 3 trials. We are developing both IV and subcutaneous delivery methods in order to provide options for less frequent dosing of the therapy and accommodate patients’ preferred method of administration. Thereafter, we plan to initiate pivotal Phase 3 trials in 2016 that will be designed to obtain regulatory approval in the United States and to support regulatory filings in Europe and other international markets for ALD403 for the treatment of patients with high frequency migraine and greater than 15 migraines per month, or chronic migraine. If ALD403 is approved, we plan to build a 75 to 100 person sales force targeting high-prescribing neurologists and headache centers in the United States and may selectively partner outside the United States.

Clazakizumab

Clazakizumab is a novel monoclonal antibody that inhibits the pro-inflammatory cytokine interleukin-6, or IL-6, and is being developed for both rheumatoid arthritis, or RA, and psoriatic arthritis, or PsA. IL-6 is a protein associated with acute and chronic inflammation and is believed to initiate an acute immune response and the production of antibodies. IL-6 may also contribute to bone destruction. RA is a chronic inflammatory disorder that principally attacks joints. Approximately 2.4 million patients, predominantly women, suffer from RA in the United States. Uncontrolled RA is also associated with substantial morbidity and mortality. There is increasing recognition that treating patients aggressively early on in the course of their disease delays irreversible structural damage to joints. We estimate that global sales of the RA therapies was more than $12 billion in 2012 and will grow to $15 billion by 2016. The RA market is currently dominated by a class of drugs that target tumor necrosis factor alpha, or anti-TNFs. Nevertheless, anti-TNFs are associated with low rates of disease remission and the response to these agents is not typically durable. In 2012, the American College of Rheumatology recommended that treatment of RA should be directed at achieving remission in patients or low disease activity if remission cannot be achieved.

In November 2009, we entered into a license and collaboration agreement with Bristol-Myers Squibb, or BMS, which provides for up to $1.35 billion in upfront and milestone payments across multiple indications. To date, we have received $103.5 million from BMS in upfront and milestone payments and, subject to achievement of development-based milestones, we may become eligible to receive up to approximately $746 million in additional milestone payments. If Clazakizumab is approved, we may receive sales-based milestones up to $500 million and tiered royalties starting in the mid-teens up to 20% on net sales of Clazakizumab. In a recently completed Phase 2b trial, the rates of disease remission in patients treated with Clazakizumab plus methotrexate were numerically higher than those treated with Humira plus methotrexate. Methotrexate, or MTX, is one of the most commonly used medicines for the treatment of RA. MTX may decrease pain and swelling of RA and may delay or decrease damage to joints. MTX in combination with biologics has been shown to be more effective than MTX alone. Phase 2b dose-ranging trials are ongoing in preparation for progression to Phase 3 trials if supported by the data. Based on current plans, BMS is expected to complete its ongoing Phase 2b dose-ranging clinical trial of Clazakizumab in RA patients in the second half of 2014. Together with BMS, we believe there is an opportunity to position Clazakizumab as an option for first-line biologic therapy for the treatment of RA by demonstrating superior disease control rates versus a biologic standard of care in Phase 3 trials.

Our Technology Platform

Our proprietary antibody platform leverages three technologies for the selection, humanization and manufacturing of monoclonal antibodies. We focus on protein targets that have biology which has been validated by prior scientific or clinical research, specifically ligands, which are circulating proteins, rather than receptors, which are their fixed docking sites. We believe this strategy can lead to fewer drug doses at lower concentrations, while potentially minimizing off target activity and associated side-effects. To date we have discovered all of our product candidates in-house with a technology we call antibody selection, or ABS. This technology allows us to identify the best site to inhibit on a particular target ligand and select an antibody that has both a high affinity and specificity for the target. We have pioneered a process that humanizes rabbit antibodies to produce antibodies that are greater than 95% human. However, unlike fully-human antibodies, we specifically design our antibodies to lack certain sugars in an effort to minimize the body’s recognition of such antibodies as foreign, thereby limiting infusion reactions as well as maximizing durability of the therapeutic response.

Our yeast-based proprietary manufacturing technology, MabXpress, offers distinct advantages over traditional mammalian cell culture approaches widely used in the manufacturing of antibodies. We are able to efficiently and reproducibly manufacture large quantities of high-quality antibodies. This is in contrast to mammalian cell culture approaches that are generally characterized by extended production times, costly media, risk of viral contamination and a lack of uniformity of the end product. Our proprietary manufacturing processes are designed to produce antibodies on a significantly larger scale than traditional antibody manufacturing processes. Together, these technologies have enabled us to progress to proof-of-concept in the clinic significantly faster than traditional programs which rely on mammalian cells for manufacturing.

Our Management

Our founders and executive management team have held senior positions at leading biotechnology and pharmaceutical companies, possess over 100 years of combined experience across drug discovery and development and have been involved in bringing seven drugs to market. Our combined experience led us to establish our proprietary platform that we believe enables us to develop best-in-class antibodies to transform current treatment paradigms.

Our Strategy

We aim to build an enduring, diversified biopharmaceutical company. We intend to leverage our expertise in discovery, development and commercialization to bring first-in-class and best-in-class monoclonal antibody therapeutics to patients who are underserved by current therapies.

Key elements of our strategy include:

•	advance and commercialize ALD403 for the prevention of migraine;

•	support BMS’s efforts to advance and commercialize Clazakizumab as an option for first-line biologic therapy initially in RA;

•	leverage our technology platform to discover future product candidates for areas of unmet need; and

•	build a leading biopharmaceutical company to transform current treatment paradigms.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future and we had an accumulated deficit of $145.8 million as of December 31, 2013. Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

•	Drug development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenues from product sales and may never be profitable.

•	We will require additional financing and may be unable to raise sufficient capital, which could lead us to delay, reduce or abandon research and development programs or commercialization efforts.

•	Our success depends heavily on the approval and successful commercialization of ALD403 and Clazakizumab.

•

Clinical trials of our product candidates will be costly and time consuming, and if they fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities, we will be unable to commercialize our product candidates.

•

Our existing collaboration with BMS is important to our business. If BMS fails to perform as expected, delays or abandons the development of Clazakizumab, or if this or future collaborations are not successful, our business may be harmed.

•

If we are unable to obtain, maintain and enforce intellectual property protection covering our product candidates, others may be able to make, use or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

•	We face substantial competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company.”

Preliminary Unaudited First Quarter 2014 Financial Results

Our consolidated financial statements for the quarter ended March 31, 2014 are not yet available. Our preliminary expectations below with respect to our unaudited results as of and for the quarter ended March 31, 2014 are based upon management estimates and are the responsibility of Alder. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the financial information set forth below. Our independent registered public accounting firm has not audited, compiled or completed its review procedures with respect to this preliminary consolidated financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. We expect to complete our unaudited consolidated financial statements for the quarter ended March 31, 2014 subsequent to the completion of this offering. Accordingly, undue reliance should not be placed on these preliminary estimates. This summary is not meant to be a comprehensive statement of our unaudited financial results for this quarter and our actual results may differ from these estimates.

We are providing the following preliminary results as of and for the quarter ended March 31, 2014:

•	revenues of approximately $4.8 million;

•	operating expenses of approximately $10.2 million;

•	net loss of approximately $5.4 million; and

•	cash and cash equivalents of approximately $12.9 million.

Corporate Information

We were incorporated in Delaware in May 2002 as Alder BioPharmaceuticals, Inc. Our headquarters are located at 11804 North Creek Parkway South, Bothell, WA 98011, and our telephone number is (425) 205-2900. Our website address is www.alderbio.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

“Alder” and the Alder logo are the property of Alder BioPharmaceuticals, Inc. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

Common stock offered by Alder in the offering	8,000,000 shares

Common stock to be outstanding after this offering	29,902,822 shares

Over-allotment option	1,200,000 shares

Use of proceeds	We estimate the net proceeds from this offering to be approximately $72.0 million, based on the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering for our ongoing clinical program for ALD403 and for preclinical product development activities, working capital and other general corporate purposes, which may include the acquisition or licensing of other products, businesses or technologies. See the section of the prospectus titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See the section of the prospectus titled “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ symbol	“ALDR”

Under the terms of our collaboration agreement, BMS has agreed to purchase 1,600,000 shares of our common stock in this offering at the initial public offering price. In addition, certain of our directors and existing stockholders, or their affiliates, have agreed to purchase an aggregate of 1,153,000 shares of our common stock in this offering at the initial public offering price. The underwriters will receive the same discount from the shares of our common stock purchased by BMS or our directors and existing stockholders, or their affiliates, as they will from any other shares of our common stock sold to the public in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 21,902,822 shares of common stock outstanding as of December 31, 2013 and excludes:

•	2,111,576 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2013, at a weighted-average exercise price of $2.17 per share;

•

339,284 shares of common stock reserved for future issuance under our 2005 Stock Plan as of December 31, 2013, which shares ceased to be available for future issuance immediately prior to the time our 2014 Equity Incentive Plan became effective;

•

3,960,403 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan which became effective upon the execution of the underwriting agreement related to this offering; and

•

274,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan which became effective upon the execution of the underwriting agreement related to this offering.

Unless otherwise indicated, all information in this prospectus reflects and assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 20,914,137 shares of our common stock, immediately prior to the closing of this offering;

•	a 1-for-5.5 reverse stock split of our common stock and preferred stock effected on April 9, 2014;

•	no exercise by the underwriters of their over-allotment option; and

•	that our amended and restated certificate of incorporation, which we will file in connection with the closing of this offering, and our amended and restated bylaws are effective.

Summary Consolidated Financial Data

In the following tables, we provide our summary consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2012 and 2013 and our consolidated balance sheet as of December 31, 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year. You should read this data together with our financial statements and related notes and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Collaboration and license agreements	$20,067	$18,796

Operating expenses:
Research and development	30,669	31,883
General and administrative	7,217	7,674

Total operating expenses	37,886	39,557

Loss from operations	(17,819)	(20,761)

Other income (expense):
Interest income	101	54
Other income	—	158
Interest expense	(88)	—
Other expense	—	(64)

Total other income	13	148

Net loss	$(17,806)	$(20,613)

Net loss per share—basic and diluted	$(19.54)	$(21.14)

Weighted average number of common shares used in net loss per share—basic and diluted	911,354	975,158

Pro forma net loss per share—basic and diluted(1)		$(0.94)

Pro forma weighted average number of common shares used in pro forma net loss per share—basic and diluted(1)		21,889,295

(1)	See Note 15 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma net loss per share.

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,227	$23,227	$95,217
Working capital	2,457	2,457	74,447
Total assets	26,739	26,739	98,729
Total liabilities	58,727	58,727	58,727
Convertible preferred stock	111,374	—	—
Accumulated deficit	(145,814)	(145,814)	(145,814)
Total stockholders’ (deficit) equity	(143,362)	(31,988)	40,002

(1)	The pro forma column reflects (a) the conversion of all outstanding shares of preferred stock into 20,914,137 shares of common stock immediately prior to the closing of this offering and (b) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering.

(2)	The pro forma as adjusted column further reflects the sale of 8,000,000 shares of our common stock in this offering at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risks, together with all the other information in this prospectus, including our financial statements and notes thereto, before you invest in our common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

We are a clinical-stage biopharmaceutical company. We do not currently have any products approved for sale, and we continue to incur significant research and development and general and administrative expenses. We have incurred significant operating losses in the past and expect to incur substantial and increasing losses for the foreseeable future. Our net loss was $17.8 million and $20.6 million for 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $145.8 million.

To date, we have devoted substantially all of our efforts to research and development, including clinical trials, but have not completed development or commercialized any product candidates. We anticipate that our expenses will increase substantially as we:

•	continue the research and development of our product candidates, including clinical trials of ALD403;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize ALD403 if it receives regulatory approval; and

•

enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates and, if a product candidate is approved, our commercialization efforts.

To be profitable in the future, we and our collaborators must succeed in developing and eventually commercializing products with significant market potential. This will require success in a range of activities, including advancing product candidates, completing clinical trials of product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which regulatory approval is obtained. We are only in the preliminary stages of some of these activities. We and our collaborators may not succeed in these activities and may never generate revenues that are sufficient to be profitable in the future.

Our auditors have issued a going concern opinion on our 2013 financial statements, expressing substantial doubt that we can continue as an ongoing business for the next 12 months after issuance of their report. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. We believe that the successful completion of this offering will eliminate the doubt and enable us to continue as a going concern; however, if we are unable to successfully complete this offering, we will need to create alternate financing or operational plans to continue as a going concern.

Drug development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenues from product sales and may never be profitable.

We have devoted substantially all of our financial resources and efforts to developing our technology platform, identifying product candidates and conducting preclinical studies and clinical trials for our product candidates. We are still in the early stages of developing our product candidates and have not completed the development of any products. We have never generated revenues from the sale of any products. Our ability to generate revenues and achieve profitability depends in large part on our ability, on our own or with our collaborators, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize our product candidates. We do not anticipate generating revenues from sales of products for the foreseeable future. Our ability to generate future revenues from product sales depends on our and our collaborators’ success in:

•	completing clinical development and obtaining regulatory approval for ALD403 and Clazakizumab;

•	achieving the milestones set forth in our collaboration agreement with Bristol-Myers Squibb, or BMS, and any future collaboration agreements;

•	launching and commercializing ALD403, if approved, and successfully establishing sales, marketing and distribution infrastructure;

•	obtaining regulatory approvals for future product candidates that we discover and successfully develop;

•	establishing and maintaining supply and manufacturing relationships with third parties; and

•	maintaining, protecting, expanding and enforcing our intellectual property, including intellectual property we license from third parties.

Because of the numerous risks and uncertainties associated with biologic product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies, to perform studies and trials in addition to those that we currently anticipate, or if there are any delays in our or our collaborators’ clinical trials or the development of any of our product candidates. If one or more of the product candidates that we independently develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing such product candidates.

We will need additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all, which would force us to delay, reduce or suspend our research and development programs and other operations or commercialization efforts.

We are focused on the advancement of ALD403 through the clinical development process, as well as the evaluation of future product candidates. The completion of the development and the potential commercialization of our product candidates, should they receive regulatory approval, will require substantial funds. As of December 31, 2013, we had $23.2 million in cash and cash equivalents. We believe that our available cash and cash equivalents and net proceeds from this offering will be sufficient to fund our anticipated level of operations through at least 2015. Our future financing requirements will depend on many factors, some of which are beyond our control, including the following:

•	the achievement of milestones and receipt of payments under our collaboration agreement with BMS for Clazakizumab;

•	the rate of progress, recruitment and cost of our clinical trials and clinical success for ALD403 and any future product candidates;

•	the timing of, and costs involved in, seeking and obtaining approvals from the FDA and other regulatory authorities;

•	the costs of commercialization activities if any of our product candidates, such as ALD403, receive regulatory approval, including sales, marketing and distribution infrastructure;

•	the degree and rate of market acceptance of any products launched by us, BMS or future collaborators;

•	our ability to enter into additional collaboration, licensing, commercialization or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

We do not have any material committed external source of funds or other support for our development efforts other than our collaboration agreement with BMS for the development and commercialization of Clazakizumab, which agreement is terminable by BMS without cause upon four months’ notice. If BMS terminates our collaboration agreement, or delays development of Clazakizumab, we would need to obtain substantial additional sources of funding to develop ALD403 as currently contemplated. If such additional funding is not available on favorable terms or at all, we may need to delay or reduce the scope of our ALD403 development program or grant rights in the United States, as well as outside the United States, to ALD403 to one or more partners.

Until we can generate sufficient revenues to finance our cash requirements, which we may never do, we expect to finance future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. Additional financing may not be available to us when we need it or it may not be available on favorable terms. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, buying or selling assets, making capital expenditures or declaring dividends. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of, suspend or eliminate one or more of our clinical trials or research and development programs or our commercialization efforts.

In addition, our planned clinical trial for ALD403 may encounter manufacturing, enrollment or other issues that could cause our development costs to increase more than we expect. Even with the expected net proceeds from this offering, we do not have sufficient cash to complete the clinical development of any of our product candidates and will require additional funding in order to complete the development activities required for regulatory approval of ALD403 or any future product candidates that we develop independently. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our product candidates.

Furthermore, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

If Clazakizumab or ALD403 is not successfully commercialized, our business will be harmed.

We currently only have two product candidates in clinical trials. We have entered into a collaboration agreement with BMS for the commercialization and development of Clazakizumab. Pursuant to our agreement, BMS makes all the final decisions regarding development and commercialization of Clazakizumab in all diseases other than cancer, which we retained, subject to BMS’s option to co-develop Clazakizumab for cancer and commercialize Clazakizumab for cancer outside the United States. We also have invested a significant portion of our efforts and financial resources into the development of ALD403 to prevent migraines. Our ability to generate revenues from products, which we do not expect to occur for the foreseeable future, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of our product candidates. The success of these product candidates will depend on several factors, including the following:

•	successful enrollment in, and completion of, clinical trials;

•

our ability, with respect to ALD403, or BMS’s ability, with respect to Clazakizumab, to reach agreements with the FDA and other regulatory authorities on the appropriate regulatory path for approval for these product candidates;

•	receipt of approvals from the FDA and similar regulatory authorities outside the United States for these product candidates;

•	establishing commercial manufacturing arrangements with third parties;

•	successfully launching sales, marketing and distribution of any product candidate that may be approved, whether alone or in collaboration with others;

•

acceptance of any approved product by the medical community, third-party payors and patients and others involved in the reimbursement process, such as the National Institute of Clinical Excellence in the United Kingdom;

•	effectively competing with other therapies;

•	achieving a continued acceptable safety profile of the product following approval, including intellectual property we license from third parties; and

•	obtaining, maintaining, enforcing and defending intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would harm our business.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we or our collaborators must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more of such clinical trials could occur at any stage of evaluation. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

In some cases, we utilize novel mechanisms of action to treat diseases that have not previously been addressed by antibody therapies. We or our collaborators may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our or our collaborators’ ability to receive regulatory approval or commercialize our product candidates, including the following:

•

clinical trials of our product candidates may produce negative or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of our product candidates may be larger than we or our collaborators anticipate, enrollment in these clinical trials may be insufficient or slower than anticipated or patients may drop out of these clinical trials at a higher rate than anticipated;

•	the cost of clinical trials of our product candidates may be greater than anticipated;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us or our collaborators in a timely manner, or at all;

•

we or our collaborators might have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that our product candidates have unanticipated serious side-effects or other unexpected characteristics or that the patients are being exposed to unacceptable health risks;

•	regulators may not approve our or our collaborators’ proposed clinical development plans;

•	regulators or institutional review boards may not authorize us, our collaborators or our investigators to commence a clinical trial or conduct a clinical trial at a prospective site;

•

regulators or institutional review boards may require that we, our collaborators or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; and

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate.

If we or our collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond those currently contemplated, if we or our collaborators are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we or our collaborators may:

•	be delayed in obtaining regulatory approval for our product candidates;

•	not obtain regulatory approval at all;

•	obtain regulatory approval for indications that are not as broad as intended;

•	have the product removed from the market after obtaining regulatory approval;

•	be subject to additional post-marketing testing requirements; or

•	be subject to restrictions on how the product is distributed or used.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we or our collaborators may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we or our collaborators do, which would impair our or our collaborators’ ability to commercialize our product candidates and harm our business and results of operations.

The results of clinical trials conducted at sites outside the United States may not be accepted by the FDA and the results or clinical trials conducted at sites inside the United States may not be accepted by international regulatory authorities.

We have conducted, and may in the future choose to conduct, one or more of our clinical trials outside the United States. In addition, BMS is currently conducting a Phase 2b trial of Clazakizumab in U.S. and international sites. Regions that are planned for inclusion in this trial include Australia, Argentina, Europe, Japan, Mexico and South Africa. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our or BMS’s international clinical trials, or if international regulatory authorities do not accept the data from our or BMS’s U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of a product candidate.

The development and commercialization of biologic products is subject to extensive regulation, and we may not obtain regulatory approvals for any of our product candidates.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing and distribution and other possible activities relating to ALD403, Clazakizumab and any other product candidate that we may develop in the future are subject to extensive regulation in the United States. Biologics, like ALD403 and Clazakizumab, require the submission of a Biologics License Application, or BLA, to the FDA and such product candidates are not permitted to be marketed in the United States until approval from the FDA of a BLA for that product has been obtained. A BLA must be supported by extensive preclinical and clinical data, as well as extensive information regarding chemistry, manufacturing and controls, or CMC, sufficient to demonstrate the safety, purity, potency and effectiveness of the applicable product candidate to the satisfaction of the FDA. We have not submitted an application for approval or obtained FDA approval for any product. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for ALD403 and our future product candidates.

Regulatory approval of a BLA is not guaranteed, and the approval process is an expensive and uncertain process that may take several years. The FDA and foreign regulatory entities also have substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for BLA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to target and the regulations applicable to any particular product candidate. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage, and we could encounter problems that require us to repeat or perform additional preclinical studies or clinical trials or generate additional CMC data. The FDA and similar foreign authorities could delay, limit or deny approval of a product candidate for many reasons, including because they:

•	may not deem the product candidate to be adequately safe or effective;

•	may not find the data from preclinical studies, clinical trials or CMC data to be sufficient to support a claim of safety and efficacy;

•	may not approve the manufacturing processes or facilities associated with the product candidate;

•	may conclude that the long-term stability of the formulation of the drug product for which approval is being sought has been sufficiently demonstrated;

•	may change approval policies or adopt new regulations; or

•	may not accept a submission due to, among other reasons, the content or formatting of the submission.

To market any biologics outside of the United States, we, BMS and future collaborators must comply with the numerous and varying regulatory and compliance related requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods, including obtaining reimbursement and pricing approval in select markets. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated, risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.

We face substantial competition, and others may discover, develop or commercialize products before or more successfully than we do.

The development and commercialization of new therapeutic products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products, which are expected to become available over the coming years. For example, if approved, we expect that by the time Clazakizumab enters the marketplace, there may be several anti-TNF biosimilars on the marketplace. The entry of such products could potentially put pricing pressure on Clazakizumab. In addition, many of our competitors are large pharmaceutical companies that have a greater ability to reduce prices for their competing drugs in an effort to maintain or gain market share and undermine the value proposition that drugs commercialized by us might otherwise be able to offer to payors.

Potential competitors also include academic institutions, government agencies and other public and private organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of these competitors are attempting to develop therapeutics for our target indications.

BMS is currently developing Clazakizumab for the treatment of the autoimmune disorders rheumatoid arthritis, or RA, and psoriatic arthritis, or PsA. Several large pharmaceutical and biotechnology companies currently market and sell biologics for the treatment of RA, including BMS’s Orencia. The current standard of care for the treatment of RA after the immunosuppressive drug methotrexate, or MTX, is biologic therapy. Currently the market for biologic therapy is dominated by anti-TNFs, primarily Humira and Enbrel. In addition, there are several other agents currently in development, including monoclonal antibody therapies that modulate IL-6-biology and other oral medications. As a result, BMS may face difficulties in marketing Clazakizumab in this competitive market.

Currently in the United States, there are relatively few medications approved for the prevention of high frequency migraines. Most of the medications used today are generics that are prescribed for abortive treatment of migraines. Botox is approved for the prevention of chronic migraine but is also prescribed for high frequency migraine. There are also several other companies, including Amgen, Lilly and Labrys, that have ongoing clinical trials for CGRP blocking therapies using monoclonal antibodies similar to ALD403. Other companies may be in later stages of development than we are or may progress their product candidates through clinical trials faster than our product candidates and, therefore, may obtain FDA or other regulatory approval for their products before we obtain approval for ours. For example, we are aware that Amgen has initiated its Phase 2b clinical trial and may be able to initiate Phase 3 clinical trials as early as 2015.

Many of our competitors, including a number of large pharmaceutical companies that compete directly with us, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. It is possible that our competitors might get FDA or other regulatory approval for their products before us. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Delays in the enrollment of patients in our clinical trials could increase our development costs and delay completion of the trial and delays in enrollment of patients in our collaborators’ clinical trials could delay completion of our collaborators’ trials.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities. Even if we are able to enroll a sufficient number of patients in our clinical trials, if the pace of enrollment is slower than we expect, the development costs for our product candidates may increase and the completion of our trials may be delayed or our trials could become too expensive to complete.

For example, our planned Phase 2b clinical trial for ALD403 is expected to enroll approximately 750 patients at more than 40 sites throughout the world. We have never previously conducted a trial of this magnitude and can provide no assurance that we will be able to enroll patients at a sufficient pace to complete the clinical trial within our projected time frame. Completing future migraine trials will require us to continue to activate new clinical trial sites and to enroll patients at forecasted rates at both new and existing clinical trial sites. Our forecasts regarding the rates of clinical site activation and patient enrollment at those sites are based on a number of assumptions, including assumptions based on experience with our last ALD403 clinical trial. However, there can be no assurance that those forecasts will be accurate or that we will complete, following collection of six month data, our next ALD403 trial on schedule. We anticipate completion in the first half of 2015. During the initial months of this planned clinical trial, the number of clinical sites activated and the number of patients enrolled at each clinical site per month could be lower than we have forecasted and, as a result, we might need to make a number of adjustments to the clinical trial plan, including increasing the number of clinical trial sites. We can provide no assurance that those adjustments will be sufficient to enable us to complete the study within our anticipated time frame. If we experience delays in enrollment, our ability to complete the study could be materially adversely affected.

In addition, we expect BMS will need to enroll over 1,000 patients at numerous sites throughout the world to complete the multiple Phase 3 trials that would be required by the FDA for approval of Clazakizumab in RA. There can be no assurance that BMS will commit the resources required to activate the number of trial sites, and enroll the number of patients, required to complete these Phase 3 trials in a timely manner or at all. Even if BMS commits significant resources to activating sites and enrolling RA patients, the pace of enrollment could be adversely affected by competition with other trials enrolling RA patients. A slower pace of enrollment could increase the development costs for Clazakizumab which could adversely affect BMS’s commitment to developing Clazakizumab in RA, or at all.

If serious adverse side-effects are identified during the development of any of our product candidates, we or our collaborators may need to abandon development of that product candidate.

Our lead product candidates are still in clinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective and safe enough to receive regulatory approval. To date, the safety profile observed in the Clazakizumab trials have been consistent with other previously approved anti-IL-6 inhibitors. The most frequent serious adverse events, or SAEs, for Clazakizumab were serious infections. Additionally, patients in clinical trials for Clazakizumab exhibited increases in mean total cholesterol without changes in HDL/LDL ratio, increases in hemoglobin, increases in liver function tests and decreases in neutrophils, a type of white blood cell, and platelets, which are expected from IL-6 inhibition.

With respect to ALD403, while we have observed few SAEs to date, ALD403 has only been evaluated in a limited number of patients. The observed SAEs to date include inguinal hernia, kidney infection, transient ischemic attack, which is a precursor to stroke, conversion disorder, which is a mental health condition in which a person has blindness, paralysis, or other nervous system symptoms that cannot be explained by medical evaluation, chest pain, shortness of breath and wound infection. Each of these events was observed a single time in the ALD403 trial, with no one patient exhibiting more than one SAE. The clinical investigator concluded that all of these events were found to be unrelated to ALD403.

There can be no assurance that our planned trials for ALD403 will not fail due to safety issues. In such an event, we might need to abandon development of ALD403. Clazakizumab may also fail due to safety issues, causing BMS to cease development.

The manufacture of our product candidates is complex and we may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

The process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of biologics involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells and harvesting and purifying the biologic produced by them. As a result, the cost to manufacture biologics is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Manufacturing biologics, such as Clazakizumab and ALD403, is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We utilize third-party contract manufacturers to produce ALD403 and BMS currently also uses third-party contract manufacturers to produce Clazakizumab using our proprietary yeast production technology.

The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors. There are risks associated with scaling-up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Even if we or our collaborators obtain regulatory approval for any of our product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our or our collaborators’ manufacturers are unable to produce sufficient quantities of an approved product for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

ALD403 is currently produced for us by a third-party contract manufacturer using a small-scale process that would not support commercialization of ALD403. We are in the process of transferring our manufacturing processes to this manufacturer. Scaling up a biologic manufacturing process is a difficult and uncertain task, and we may not be successful in transferring our production system or the manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process for ALD403 with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for ALD403 or other product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacture an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us.

Even though Clazakizumab has been administered to over 1,000 patients, the MabXpress production system is a non-traditional antibody production platform and as BMS produces product in commercial quantities, BMS may experience unforeseen safety or other manufacturing issues which would adversely affect the commercialization of Clazakizumab.

Even if our product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive regulatory approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including the following:

•	the efficacy and potential advantages compared to alternative treatments;

•	the prevalence and severity of any side-effects;

•	the price we or our collaborators charge for our products;

•	the availability of third-party coverage or reimbursement;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these new therapies; and

•	the size and effectiveness of our sales, marketing and distribution support.

If our product candidates are approved and do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable on a sustained basis.

We currently have no sales or distribution personnel or infrastructure and only limited marketing capabilities. If we are unable to develop a sales, marketing and distribution infrastructure on our own or through collaborations or other marketing arrangements, we will not be successful in commercializing ALD403 or other future products.

We do not currently have sales or distribution capabilities and have limited experience in the sale, marketing and distribution of therapeutic products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. We plan to establish a sales force in the United States targeting high-prescribing neurologists and headache centers and work with collaborators in international markets to commercialize ALD403 globally, if it is approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we do not have another product to sell in the same specialty market.

We also may not be successful entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively and could damage our reputation. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

If we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby harming our business.

The regulations that govern marketing approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we or our collaborators might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in our products, even if our product candidates obtain regulatory approval.

Our and our collaborators’ ability to commercialize any products successfully also will depend in part on the extent to which reimbursement for these products and related treatments becomes available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The primary focus in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product that we or our collaborators commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we or our collaborators obtain approval. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with products administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we or our collaborators may not be able to successfully commercialize any product that has been approved.

There may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our or our collaborators’ costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our or our collaborators’ costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our or our collaborators’ inability to promptly obtain coverage and profitable payment rates from both government funded and private payors for newly developed products could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We may not be successful in our efforts to use and enhance our proprietary antibody platform to create a pipeline of product candidates and develop commercially successful products.

We are using our proprietary antibody platform for the selection and manufacturing of monoclonal antibodies. We used this platform to create our two lead product candidates, Clazakizumab and ALD403, as well as the other future product candidates that we are currently evaluating. We are at an early stage of development and our platform has not yet, and may never, lead to approved or commercially successful products. Even if we are successful in continuing to build our pipeline, the future product candidates that we evaluate may not be suitable for clinical development, including as a result of their harmful side-effects, limited efficacy or other characteristics that make it unlikely such product candidates will receive regulatory approval or achieve commercial success. If we do not successfully develop and commercialize product candidates using our proprietary antibody platform, we may not be able to obtain product or collaboration revenues in future periods, which would harm our business and prospects.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we or our collaborators may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of patients from clinical trials or cancellation of trials;

•	significant costs to defend the related litigation;

•	substantial monetary awards;

•	loss of revenues; and

•	the inability to commercialize any products that we may develop.

We currently have $20 million in product liability insurance coverage for our clinical trials, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We may expend our limited resources to pursue a particular product candidate or disease and fail to capitalize on product candidates or diseases that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus our research programs and product candidates for a specific disease. As a result, we may forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific diseases may not yield any commercially viable products.

If we do not accurately evaluate the commercial potential for a particular product candidate in the right disease, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights.

We are dependent on BMS for the successful development and commercialization of Clazakizumab for the treatment of RA and other diseases. If BMS does not devote sufficient resources to Clazakizumab’s development, is unsuccessful in its efforts, or chooses to terminate its agreement with us, our business, operating results and financial condition will be seriously harmed.

We have entered into a collaboration agreement with BMS to develop and commercialize Clazakizumab. Pursuant to the BMS agreement, responsibility for all clinical and other product development activities and for manufacturing Clazakizumab outside of cancer has been transferred to BMS.

BMS is currently developing Clazakizumab for the treatment of RA and PsA. Should we disagree with BMS about the clinical development or commercialization strategy it employs, we have no rights to impose our clinical development or commercialization strategy on BMS. Similarly, BMS may decide to seek regulatory approval for, and limit commercialization of Clazakizumab, to narrower indications than we would pursue. Unless the collaboration with BMS is terminated, we are not allowed to develop Clazakizumab or any other compound that binds to IL-6 ourself for any indication except cancer. The BMS collaboration may not be clinically or commercially successful due to a number of important factors, including the following:

•

Subject to the terms of our collaboration agreement, BMS has wide discretion in determining the efforts and resources that it will apply to its partnership with us. The timing and amount of any development milestones, and downstream commercial milestones and royalties that we may receive under such partnership will depend on, among other things, the efforts, allocation of resources and successful development and commercialization of Clazakizumab.

•	BMS may select a dose for Clazakizumab that does not have a favorable benefit/risk profile.

•	BMS may develop and commercialize, either alone or with others, products that are similar to or competitive with Clazakizumab.

•	BMS’s commercialization of Clazakizumab may be affected by other products, such as Orencia, that BMS currently markets for RA.

•

BMS may terminate its partnership with us without cause and for circumstances outside of our control, which could make it difficult for us to attract new strategic partners or adversely affect how we are perceived in scientific and financial communities.

•	BMS may develop or commercialize Clazakizumab in a way that exposes us to potential litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability.

•

BMS may not comply with all applicable regulatory requirements, or fail to report safety data in accordance with all applicable regulatory requirements, which may or may not be related to Clazakizumab.

If BMS were to breach our collaboration agreement, we may need to enforce our rights under the agreement, which could be costly. If we were to terminate our agreement with BMS due to BMS’s breach or if BMS were to terminate the agreement without cause, there could be a delay in the return of our rights to Clazakizumab and the development and commercialization of Clazakizumab would be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization on our own.

BMS may enter into one or more transactions with third parties, including a merger, consolidation, reorganization, sale of substantial assets, sale of substantial stock or other change in control, which could divert the attention of its management and adversely affect BMS’s ability to retain and motivate key personnel who are important to the continued development of the Clazakizumab program. In addition, the third party to any such transaction could reprioritize BMS’s development programs which could delay or cease the development of our programs or cause BMS to terminate the agreement.

If we do not successfully enter into future collaborations for the development and commercialization of product candidates in international markets our business may be harmed.

We may choose to enter into collaboration agreements with third parties with respect to our product candidates, including ALD403, for their development and commercialization in international markets. We will have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend in part on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates, such as our collaboration with BMS, are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

Any termination or disruption of any future collaboration could result in delayed development of product candidates, increased cost to develop product candidates or terminated of development of a product candidate.

We rely on third parties to conduct and support our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. Furthermore, some of the sites for our clinical trials are outside the United States. The performance of these sites may be adversely affected by various issues, including less advanced medical infrastructure, lack of familiarity with conducting clinical trials in accordance with U.S. standards, insufficient training of personnel, communication difficulties or change in local regulations. We remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the study. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of patients in clinical trials are protected. Furthermore, these third parties may also have relationships with other entities, including our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

We also rely on other third parties to store and distribute supplies for our clinical trials. Any performance failure on the part of our existing or future distributors could delay clinical development or regulatory approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenues.

We rely on third-party contract manufacturing organizations, or CMOs, to manufacture and supply our product candidate, ALD403. If one of our suppliers or manufacturers fails to perform adequately or fulfill our needs, we may be required to incur significant costs and devote significant efforts to find new suppliers or manufacturers and may also face delays in the development and commercialization of our product candidates.

We currently do not own manufacturing facilities for clinical-scale manufacturing of our product candidates and we rely upon third-party CMOs to manufacture and supply drug product for our clinical trials. The manufacture of pharmaceutical products in compliance with the FDA’s current good manufacturing practices, or cGMP, requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced cGMP requirements, other federal and state regulatory requirements and foreign regulations. If our manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations to us or under applicable regulations, our ability to provide study drugs in our clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial materials could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.

All manufacturers of our product candidates must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our product candidates may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. The FDA or similar foreign regulatory agencies may also implement new standards at any time, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall or withdrawal of product approval. If the safety of any product supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates, entail higher costs or impair our reputation.

We currently rely on Fujifilm Diosynth Biotechnologies and Ajinomoto Althea Inc. to manufacture and provide us with clinical supplies of ALD403. Our agreements do not provide for an entire supply of the drug product necessary for all anticipated clinical trials or for full-scale commercialization. If we and our suppliers cannot agree to the terms and conditions for provision of the drug product necessary for our clinical and commercial supply needs, or if either terminates their agreement in response to a breach by us or otherwise becomes unable to fulfill its supply obligations, our clinical trials could be delayed until a qualified alternative supplier is identified, the manufacturing process is qualified and validated and we have agreed on the terms and conditions for such alternative supplier to supply product for us, which would delay the development and impair the commercialization of ALD403. ALD403 is a biologic and therefore requires a complex production process. Transferring the production process to a new manufacturer would be particularly difficult, time-consuming and expensive and may not yield comparable product. Although alternative sources of supply exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities necessary to manufacture ALD403 and any other product candidates we may develop is limited, and may be expensive and take a significant amount of time to arrange for alternative suppliers. New suppliers of any product candidate would be required to qualify under applicable regulatory requirements. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into collaboration agreements with other companies that include development funding and significant upfront and milestone payments, and we expect that amounts earned from our collaboration agreements will continue to be an important source of our revenues. Accordingly, our revenues will depend on development funding and the achievement of development and clinical milestones under our existing collaboration arrangements, as well as any potential future collaboration and license agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

Our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

•	the level of demand for our product candidates, should they receive approval, which may vary significantly;

•	future accounting pronouncements or changes in our accounting policies;

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the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners; and

•	the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future drugs that compete with our product candidates.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenues or earnings guidance we may provide.

Our future success depends on our ability to retain our senior executive officers and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on our senior executive officer and the other principal members of our executive and scientific teams, particularly our President and Chief Executive Officer, Randall C. Schatzman, our Chief Scientific Officer, John A. Latham, our Chief Business Officer, Mark J. Litton, our Senior Vice President Translational Medicine, Jeffrey T.L. Smith, and our Senior Vice President, Finance, Larry K. Benedict. The employment of our executive officers is at-will and our executive officers may terminate their employment with us at any time. The loss of the services of any of our senior executive officers could impede the achievement of our research, development and commercialization objectives. Although we maintain “key person” insurance for Drs. Schatzman, Latham, Litton and Smith, any insurance proceeds we may receive under our “key person” insurance would not adequately compensate us for the loss of their services.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel is also critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. Although, to date, we have not experienced problems attracting and retaining highly qualified personnel, our industry has experienced a high rate of turnover of management personnel in recent years. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by third parties and have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory affairs, sales and marketing and other capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2013, we had 77 employees. Over the next several years, if our product candidates receive marketing approval, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs, sales and marketing and other functional areas, including finance, accounting and legal. For example, if ALD403 is approved, we plan to build a 75 to 100 person sales force targeting high-prescribing neurologists and headache centers in the United States. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous materials.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may divert resources away from our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, floods, hurricanes, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could harm our operations and financial condition and increase our costs and expenses. Our corporate headquarters is located in Washington and certain clinical sites for our product candidates, operations of our existing and future partners and suppliers are or will be located in Washington near major earthquake faults. The ultimate impact on us, our significant partners, suppliers and our general infrastructure of being located near major earthquake faults and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake or other natural or manmade disaster.

Marketing approval of our product candidates in international markets will subject us to additional costs and a variety of risks associated with international operations.

We intend to pursue marketing approvals for our product candidates in international markets directly or with partners and will be subject to additional costs and additional risks related to international operations, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Our ability to use our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had U.S. net operating loss carryforwards, or NOLs, of $87.8 million, which may be used to offset future taxable income or offset income taxes due. In addition, we have U.S. research and development tax credit carryforwards of $4.7 million. These NOLs and tax credit carryforwards expire in various years beginning in 2024, if not utilized. Utilization of the NOLs and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership change rules pursuant to Sections 382 and 383 of the Internal Revenue Code. We performed a section 382 ownership analysis through 2009 and determined that an ownership change occurred in 2005. Based on the analysis performed, however, we do not believe that the Section 382 annual limitation will impact our ability to utilize the tax attributes that existed as of the date of the ownership change in a material manner. We have not completed a study to determine the impact of this initial public offering, the impact of our private placement in 2012 or the impact of other transactions which have occurred since the 2009 analysis, on our NOLs and tax credit carryforwards under Sections 382 and 383 of the Code. If we have experienced an ownership change in the past or will experience an ownership change in connection with this offering or as a result of future changes in our stock ownership, some of which changes are outside our control, the tax benefits related to the NOLs and tax credit carryforwards may be further limited or lost.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our drug development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

We may engage in future acquisitions that increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may evaluate various strategic transactions, including licensing or acquiring complementary products, technologies or businesses. Any potential acquisitions may entail numerous risks, including increased operating expenses and cash requirements, assimilation of operations and products, retention of key employees, diversion of our management’s attention and uncertainties in our ability to maintain key business relationships of the acquired entities. In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Risks Related to Intellectual Property

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to intellectual property license agreements with third parties. For example, we have a third-party royalty free license associated with the Keck Graduate Institute for MabXpress, our yeast-based proprietary manufacturing technology. We may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that our future license agreements will impose, various diligence, royalty payment, milestone payment, insurance and other obligations on us. If we fail to comply with these obligations our other obligations in our license agreements, our licensors may have the right to terminate these agreements, in which event we may not be able to develop and market any product or use any platform technology that is covered by these agreements. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could materially harm our business.

Our ability to successfully commercialize our products may be impaired if we are unable to obtain and maintain effective intellectual property rights for our proprietary antibody platform and product candidates.

Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary antibody platform and products. In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents or enforce the patents, covering technology or products that we license from third parties. Therefore, we cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of our business. In addition, if third parties who license patents to us fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated. Because certain intellectual property rights are shared between us and our collaborators, it is possible that disputes may arise related to the distribution of those rights.

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and products that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The standards that the United States Patent and Trademark Office, or USPTO, uses to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to whether pending patent applications will be allowed; and if allowed, we cannot be certain as to the type and extent of patent claims that will be issued to us in the future. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. Under our collaboration agreement with BMS, we are obligated to use commercially reasonable efforts to file and prosecute patent applications, and maintain patents, covering Clazakizumab in specified jurisdictions, and the U.S. patent rights are exclusively licensed to BMS and the non-U.S. patent rights are jointly owned by us and BMS.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unresolved. In recent years patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

In March 2013, the United States converted to a first-to-file patent system under the recently enacted America Invents Act. With this change, the United States patent system was brought into closer conformity with the patent systems of other countries, the vast majority of which operate as first-to-file patent systems. Under the former system, and assuming the other requirements for patentability were met, the first to conceive of the claimed invention was entitled to the patent. A number of our patents and patent applications are subject to the first-to-invent system because they originated prior to the March 2013 cutoff. Under the new United States system, and outside the United States, the first to file a patent application is entitled to the patent, with certain exceptions. A number of our patents and patent applications are subject to the new first-to-file system in the United States because they originated after the March 2013 cutoff. The full effect of these changes remains unclear as the USPTO endeavors to implement various regulations concerning the new system. Furthermore, the courts have yet to address the vast majority of these provisions and the applicability of the America Invents Act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. We may become involved in opposition, interference, or derivation proceedings challenging our patent rights or the patent rights of others, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of future product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. The standards that courts use to interpret patents are not always applied predictably or uniformly and can change, particularly as new technologies develop. As a result, we cannot predict with certainty how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Inequitable conduct is frequently raised as a defense during intellectual property litigation. It is believed that all parties involved in the prosecution of our patent applications have complied with their duties of disclosure in the course of prosecuting our patent applications, however, it is possible that legal claims to the contrary could be asserted if we were engaged in intellectual property litigation, and the results of any such legal claims are uncertain due to the inherent uncertainty of litigation. If a court determines that any party involved in the prosecution of our patents failed to comply with their duty of disclosure, the subject patent would be unenforceable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert infringement claims against us, or other parties we have agreed to indemnify, based on existing patents or patents that may be granted in the future. We are aware of third-party patents and patent applications containing granted claims relating to CGRP antibodies and the therapeutic use of CGRP antibodies to treat conditions including migraine. Furthermore, since patent applications are published some time after filing, and because applications can take several years to issue, there may be additional currently pending third-party patent applications that are unknown to us, which may later result in issued patents. Because of the inevitable uncertainty in intellectual property litigation, we could lose a patent infringement action asserted against us regardless of our perception of the merits of the case. If we are found to infringe upon a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations.

We may be unable to protect the confidentiality of our trade secrets, thus harming our business and competitive position.

In addition to our patented technology and products, we rely upon trade secrets, including unpatented know-how, technology and other proprietary information to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees, collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us. However, it is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees, consultants or collaborators that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Furthermore, our trade secrets could be disclosed, misappropriated or otherwise become known or be independently discovered by our competitors. Our trade secrets can be lost through their inadvertent or advertent disclosure to others. In addition, intellectual property laws in foreign countries may not protect our intellectual property to the same extent as the laws of the United States. If our trade secrets are disclosed or misappropriated, it would harm our ability to protect our rights and harm our business.

We may be subject to claims that our employees have wrongfully used or disclosed intellectual property of their former employers. Intellectual property litigation or proceedings could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could impair our ability to compete in the marketplace.

Risks Related to Government Regulation

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partner from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. Neither we nor our collaboration partner is permitted to market our product candidates in the United States until we receive approval of a BLA from the FDA. Neither we nor our collaboration partner have submitted an application or received marketing approval for any of our product candidates. Obtaining approval of BLA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including the following:

•	warning letters;

•	civil or criminal penalties and fines;

•	injunctions;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	voluntary or mandatory product recalls and publicity requirements;

•	refusal to accept or approve applications for marketing approval of new drugs or biologics or supplements to approved applications filed by us;

•	restrictions on operations, including costly new manufacturing requirements; or

•	seizure or detention of our products or import bans.

Prior to receiving approval to commercialize any of our product candidates in the United States or abroad, we and our collaboration partner must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities abroad, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaboration partner believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering any of our product candidates to humans may produce undesirable side-effects, which could interrupt, delay or cause suspension of clinical trials of our product candidates and result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications.

Regulatory approval of BLA is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

•	a product candidate may not be deemed safe or effective;

•	FDA officials may not find the data from preclinical studies and clinical trials sufficient;

•	the FDA might not approve our or our third-party manufacturers’ processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

If any of our product candidates fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our business will be harmed.

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review by the FDA and/or non-U.S. regulatory authorities. Any regulatory approval that we or our collaboration partners receive for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up trials to monitor the safety and efficacy of the product. In addition, if the FDA and/or non-U.S. regulatory authorities approve any of our product candidates, we will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, manufacturers of our drug products are required to comply with cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Furthermore, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our drug products, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with regulatory requirements of the FDA and/or other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including the following:

•	warning letters;

•	civil or criminal penalties and fines;

•	injunctions;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	voluntary or mandatory product recalls and publicity requirements;

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications filed by us;

•	restrictions on operations, including costly new manufacturing requirements; or

•	seizure or detention of our products or import bans.

The regulatory requirements and policies may change and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we are not able to maintain regulatory compliance, we may not be permitted to market our future products and our business may suffer.

Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

We may seek a distribution and marketing partner for ALD403 outside the United States and may market future products in international markets. In order to market our future products in the European Economic Area, or EEA, and many other foreign jurisdictions, we must obtain separate regulatory approvals. Specifically, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

Before granting the MA, the European Medicines Agency, or EMA, or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file we may not receive necessary approvals to commercialize our products in any market.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenues and profitability and the future revenues and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The PPACA, among other things:

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs,” effective 2011;

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations;

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requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning January 2011; and

•	creates a process for approval of biologic therapies that are similar or identical to approved biologics.

While the U.S. Supreme Court upheld the constitutionality of most elements of the PPACA in June 2012, other legal challenges are still pending final adjudication in several jurisdictions. In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the PPACA. At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety. We cannot assure that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, which triggered the legislation’s automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by the sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 1, 2013, the sequestration went into effect.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the availability of capital.

Furthermore, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to Institutional Review Boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the recall and withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products or require safety surveillance and/or patient education. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials and the drug approval process. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

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the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

•

indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

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the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•

the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The PPACA, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. Based on the initial public offering price of our common stock in this offering, our initial market capitalization is expected to be modest and as a result our common stock may not be an attractive investment for a number of institutional investors, which could reduce the trading activity in our stock and make the trading price of our stock more volatile. Although our common stock has been approved for listing on the NASDAQ an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for our stockholders to sell shares purchased in this offering without depressing the market price for the shares or at all.

Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the following:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our product candidates;

•	introductions and announcements of future product candidates by us, our collaborators, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing terms;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to discover, acquire or in-license additional products or product candidates;

•	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our collaborators;

•	manufacturing disruptions;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including litigation matters and our ability to obtain patent protection for our product candidates;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	changes in our board of directors or key personnel;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic, industry and market conditions in the United States and abroad;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other risks described in this “Risk Factors” section.

These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could harm our business.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

Immediately after this offering, we will have outstanding 29,902,822 shares of common stock based on the number of shares outstanding as of December 31, 2013. This includes the shares that we are selling in this offering (including the shares purchased by BMS and our existing stockholders), which may be resold in the public market immediately without restriction, unless purchased by our affiliates or through the directed share program. All of the remaining shares of our common stock will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus titled “Shares Eligible for Future Sale.” Moreover, immediately after this offering, holders of an aggregate of up to 20,914,137 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus titled “Underwriting.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the balance of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the proceeds from this offering to: (1) fund our ongoing clinical program for our ALD403; (2) continue to advance and to expand our preclinical studies and potential clinical efforts of our existing preclinical development programs; and (3) fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or licensing of other products, business or technologies.

The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control or significantly influence all matters submitted to stockholders for approval.

Prior to this offering, our executive officers and directors and their respective affiliated stockholders who owned more than 5% of our outstanding common stock, in the aggregate, beneficially owned shares representing approximately 68.0% of our common stock, and upon consummation of this offering, that same group, in the aggregate, will beneficially own approximately 52.6% of our common stock, assuming no exercise by the underwriters of their over-allotment option and no exercise of outstanding options and after giving effect to the issuance of shares in this offering (including shares purchased by our existing stockholders). As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these stockholders, if they choose to act together, will control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire, which in turn could depress our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Purchasers in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $8.66 in net tangible book value per share from the price you paid, based on the initial public offering price of $10.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 41.7% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 26.8% of the outstanding share capital. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we intend take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds

$700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption, and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies” until these standards apply to private companies.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and The NASDAQ Stock Market impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These burdens may increase as new legislation is passed and implemented, including any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. We estimate that we will incur approximately $1.5 million to $2.5 million in incremental costs per year associated with being a publicly traded company, although it is possible that our actual incremental costs will be higher than we currently estimate. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and in the future we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning January 1, 2014, Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

Provisions in our corporate charter documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following:

•	our board of directors is divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

•

our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board or the chief executive officer;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Provisions under Delaware law and Washington law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

In addition to provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a

“target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.” See the section of this prospectus titled “Description of Capital Stock—Anti-takeover Provisions” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our ability to successfully commercialize any of our products that are approved;

•	the rate and degree of market acceptance of our products;

•	our estimates of our expenses, ongoing losses, future revenues, capital requirements and our needs for or ability to obtain additional financing;

•	our expected uses of the net proceeds to us from this offering;

•	our expectation that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to complete our ongoing clinical studies;

•	our ability to obtain and maintain intellectual property protection for our products and product candidates;

•	the ability to scale up manufacturing of our product candidates to commercial scale;

•	our reliance on BMS’s and future collaboration partners’ performance, over which we do not have control;

•	the actual receipt and timing of any milestone payments or royalties from our collaborators;

•	our ability to successfully establish and successfully maintain appropriate collaborations and derive significant revenues from those collaborations;

•	our reliance on third parties to conduct our clinical studies;

•	our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us;

•	our ability to identify and develop new products and product candidates;

•	our ability to enroll patients in our clinical studies at the pace that we project;

•	our ability to retain and recruit key personnel;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of 8,000,000 shares of common stock that we are selling in this offering of approximately $72.0 million, based on the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option to purchase additional shares, we estimate that our net proceeds will be approximately $83.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2013, we had cash and cash equivalents of $23.2 million. We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	approximately $37.0 million for our planned Phase 2b dose-ranging trial of our monoclonal antibody, ALD403, targeting CGRP for prevention of migraine;

•	approximately $5.5 million for preclinical product development activities; and

•	the balance for working capital and other general corporate purposes, which may include the acquisition or licensing of other products, businesses or technologies.

The expected uses of the net proceeds from this offering and our existing cash and cash equivalents represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents described above, we expect that such funds will be sufficient to enable us to complete a Phase 2b dose-ranging trial of ALD403. However, we may not achieve the progress that we expect because the actual costs and timing of drug development, particularly clinical trials, are difficult to predict, subject to substantial risks and delays and often vary depending on the particular disease and development strategy.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds with a view toward liquidity and capital preservation.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring, or paying in the foreseeable future, any cash dividends on our capital stock. Future determinations as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the filing of our amended and restated certificate of incorporation and (2) the conversion of all outstanding shares of our preferred stock into an aggregate of 20,914,137 shares of our common stock immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to further reflect the sale by us of 8,000,000 shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with the sections in this prospectus titled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$23,227	$23,227	$95,217

Convertible preferred stock, $0.0001 par value, 116,020,270 shares authorized and 20,914,137 issued and outstanding, actual; and no shares authorized, issued or outstanding pro forma and pro forma as adjusted	$111,374	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; and 10,000,000 shares authorized, no shares issued or outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; 140,000,000 shares authorized, 988,685 shares issued and outstanding, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 21,902,822 shares issued and outstanding, pro forma; 29,902,822 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	2,443	113,815	185,804
Accumulated other comprehensive loss	9	9	9
Accumulated deficit	(145,814)	(145,814)	(145,814)

Total stockholders’ (deficit) equity	(143,362)	(31,988)	40,002

Total capitalization	$(31,988)	$(31,988)	$40,002

The outstanding share information in the table above is based on 21,902,822 shares of common stock outstanding as of December 31, 2013 and excludes:

•	2,111,576 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2013, at a weighted-average exercise price of $2.17 per share;

•

339,284 shares of common stock reserved for future issuance under our 2005 Stock Plan as of December 31, 2013, which shares ceased to be available for future issuance immediately prior to the time our 2014 Equity Incentive Plan became effective;

•

3,960,403 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan, which became effective upon the execution of the underwriting agreement related to this offering; and

•

274,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan, which became effective upon the execution of the underwriting agreement related to this offering.

DILUTION

Dilution is the amount by which the price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our pro forma net tangible book deficit as of December 31, 2013 was $(32.0) million, or $(1.46) per share, which gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 20,914,137 shares of our common stock immediately prior to the closing of this offering.

After giving effect to the sale of 8,000,000 shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013, would have been $40.0 million, or $1.34 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.80 per share to our existing stockholders and immediate dilution of $8.66 per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$10.00
Pro forma net tangible book deficit per share at December 31, 2013	$(1.46)
Pro forma increase per share attributable to new investors	2.80

Pro forma as adjusted net tangible book value per share after giving effect to this offering		1.34

Dilution in net tangible book value per share to new investors		$8.66

If the underwriters exercise in full their over-allotment option to purchase 1,200,000 additional shares from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $1.64 per share, representing an immediate increase to existing stockholders of $3.10 per share, and immediate dilution to investors in this offering of $8.36 per share.

The following table summarizes, as of December 31, 2013 on the pro forma as adjusted basis described above:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing common stock in this offering, based on the initial public offering price of $10.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,902,822	73.2%	$112,057,000	58.3%	$5.12
New investors	8,000,000	26.8	80,000,000	41.7	10.00

Total	29,902,822	100.0%	$192,057,000	100.0%	$6.42

The tables and calculations above are based on 21,902,822 shares of common stock outstanding as of December 31, 2013 and exclude:

•	2,111,576 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2013, at a weighted-average exercise price of $2.17 per share;

•

339,284 shares of common stock reserved for future issuance under our 2005 Stock Plan as of December 31, 2013, which shares ceased to be available for future issuance immediately prior to the time our 2014 Equity Incentive Plan became effective;

•

3,960,403 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan which became effective upon the execution of the underwriting agreement related to this offering; and

•

274,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan which became effective upon the execution of the underwriting agreement related to this offering.

In addition, if the underwriters exercise in full their over-allotment option to purchase 1,200,000 additional shares from us, the number of shares held by the existing stockholders after this offering would be reduced to 70.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 9,200,000, or 29.6%, of the total number of shares of our common stock outstanding after this offering.

The shares reserved for future issuance under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan will be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

In the following tables, we provide our selected consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year. You should read the following selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus.

	Years Ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Collaboration and license agreements	$20,067	$18,796

Operating expenses
Research and development	30,669	31,883
General and administrative	7,217	7,674

Total operating expenses	37,886	39,557

Loss from operations	(17,819)	(20,761)

Other income (expense)
Interest income	101	54
Other income	—	158
Interest expense	(88)	—
Other expense	—	(64)

Total other income	13	148

Net loss	$(17,806)	$(20,613)

Net loss per share—basic and diluted	$(19.54)	$(21.14)

Weighted average number of common shares used in net loss per share—basic and diluted	911,354	975,158

Pro forma net loss per share—basic and diluted(1)		$(0.94)

Pro forma weighted average number of common shares used in pro forma net loss per share—basic and diluted(1)		21,889,295

(1)	See Note 15 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma net loss per share.

	As of December 31,
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$59,373	$23,227
Total assets	64,654	26,739
Total liabilities	76,664	58,727
Convertible preferred stock	111,374	111,374
Accumulated deficit	(125,201)	(145,814)
Total stockholders’ deficit	(123,384)	(143,362)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus titled “Risk Factors.”

Overview

We are a clinical-stage biopharmaceutical company that discovers, develops and seeks to commercialize therapeutic antibodies with the potential to meaningfully transform current treatment paradigms. We have developed a proprietary antibody platform designed to select antibodies that have the potential to maximize efficacy as well as speed of onset and durability of therapeutic response. In addition, we believe our ability to efficiently manufacture antibodies using our yeast-based manufacturing technology, MabXpress, allows us to target diseases that traditionally have not been addressed by antibodies. Both our lead product candidates were discovered internally, have achieved proof-of-concept and are expected to enter final Phase 2b dose-ranging trials in 2014 in preparation for progression to Phase 3 trials if supported by the data.

ALD403 is our wholly-owned novel monoclonal antibody targeted to calcitonin gene-related peptide, or CGRP, for migraine prevention. We recently completed a three month randomized, placebo-controlled proof-of-concept trial of ALD403 in 163 patients suffering from five to 14 migraine days per month, or high frequency migraine. We plan to initiate a Phase 2b dose-ranging trial in the second half of 2014, with the goal of initiating pivotal Phase 3 trials in 2016.

Clazakizumab is a novel monoclonal antibody that inhibits the pro-inflammatory cytokine interleukin-6, or IL-6, and is being developed for both RA and psoriatic arthritis, or PsA. In November 2009, we entered into a license and collaboration agreement with Bristol-Myers Squibb, or BMS, for the development and commercialization of Clazakizumab and received an $85 million upfront payment. BMS is responsible for paying 100% of worldwide development costs for all indications, except cancer, and reimbursing us for certain clinical supply and development costs, subject to us being responsible for approximately 50% of costs incurred by us for development of manufacturing process improvements up to certain caps with respect to such costs. To date, in addition to the upfront payment, we have received two milestone payments totaling $18.5 million in the aggregate and reimbursed clinical supply and development costs of $26.6 million. We may also receive additional development-based and regulatory-based milestone payments of up to $394.0 million in RA. In addition, if Clazakizumab is commercialized for RA, we may receive sales-based milestones up to $500.0 million and tiered royalties starting in the mid-teens up to 20% on net sales of Clazakizumab. Under the collaboration agreement, we are entitled to additional milestone payments and royalties for additional indications, subject to certain reductions.

We are currently evaluating four programs with the view of advancing at least one candidate into the clinic in 2015 for a disease indication where therapeutic antibodies have not previously played a role. We will continue to enhance our technologies to discover optimized product candidates that can be manufactured efficiently on a very large scale. We may seek to monetize our technology platform by consummating partnerships with leading biotechnology and pharmaceutical companies. We also intend to continue to deploy capital to selectively develop our own portfolio of product candidates.

We were incorporated in 2002 and have not generated any product revenues. To date, our operations have been primarily funded by $111.4 million in private placements of our convertible preferred stock and $134.8 million in upfront payments, milestones and research and development payments from our collaborators and government grants.

As of December 31, 2013, we had an accumulated deficit of $145.8 million. We expect to experience increasing operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	conduct clinical trials for ALD403;

•	continue to evaluate our preclinical programs and advance at least one product candidate into the clinic;

•	enhance our proprietary antibody platform and conduct discovery and preclinical activities;

•	manufacture antibodies for our preclinical programs and clinical trials;

•	seek regulatory approval for our product candidates; and

•	operate as a public company.

We will not generate revenues from product sales unless and until we or our collaborators successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for ALD403 or any future product candidate, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such costs are not paid by future collaborators. Our ability to generate product revenues and become profitable may also depend upon BMS’s ability to successfully commercialize Clazakizumab.

Financial Operations Overview

Revenues

Substantially all of our revenues in 2012 and 2013 were derived from our collaboration with BMS. Upfront fees, milestone payments and reimbursed clinical supply and development costs received under our collaboration agreements are deferred and are recognized as revenues over the development period using a time-based approach. Revenues recognized and cash payments received under these agreements were as follows:

	Years Ended December 31,
	2012	2013
	(in thousands)
Revenues recognized:
Bristol-Myers Squibb:
Amortization of deferred revenue from upfront payments	$12,167	$12,133
Recognition of milestone payments	3,690	2,642
Recognition of reimbursed clinical supply and development costs	4,111	3,921

Bristol-Myers Squibb total	19,968	18,696
Other collaborations	99	100

Total revenues recognized	$20,067	$18,796

Cash payments received:
Bristol-Myers Squibb:
Milestone payments	$3,500	$—
Reimbursed clinical supply and development costs	2,257	355

Bristol-Myers Squibb total	5,757	355
Other collaborations	100	—

Total cash payments received	$5,857	$355

We have not generated any revenues from the sale of products. In the future, we may generate revenues from product sales and from collaboration agreements in the form of license fees, milestone payments, reimbursements for clinical supply and development costs and royalties on product sales. We expect that any revenues we generate will fluctuate from quarter to quarter as a result of the uncertain timing and amount of such payments and sales.

Research and Development Expenses

Research and development expenses represent costs incurred by us for the discovery and development of our product candidates. The following items are included in research and development expenses:

•

external costs under agreements with clinical research organizations, or CROs, contract manufacturing organizations, or CMOs, and other significant third-party vendors or consultants used to perform preclinical, clinical and manufacturing activities;

•

internal costs including employee-related costs such as salaries, benefits, stock-based compensation expense, travel, laboratory consumables and services for our research and development personnel; and

•	allocated facilities, depreciation, and other expenses, which include rent and maintenance of facilities, information technology services and other infrastructure expenses.

We use our employee and infrastructure resources across multiple research and development programs directed toward evaluating our monoclonal antibodies for selecting product candidates. We manage certain activities such as preclinical toxicology studies, clinical trial operations and manufacture of product candidates through third-party CROs, CMOs or other third-party vendors. We track our significant external costs by each product candidate. We also track our human resource efforts on certain programs for purposes of billing our collaborators for time incurred at agreed upon rates. We do not, however, assign or allocate to individual product candidates or development programs our internal costs and we group these internal research and development activities into three categories:

Category	Description
Preclinical discovery and development	Research and development expenses incurred in activities substantially in support of discovery of new targets through the selection of a single product candidate. These activities encompass the discovery and translational medicine functions, including pharmacokinetic and drug metabolism preclinical studies, toxicology and early strain and assay development activities.

Pharmaceutical operations	Research and development expenses incurred related to manufacturing preclinical study and clinical trial materials, including scale-up process development and quality control activities.

Clinical development	Research and development expenses incurred related to Phase 1, Phase 2 and Phase 3 clinical trials, including regulatory affairs activities.

Our research and development expenses during 2012 and 2013 were as follows:

	Years Ended December 31,
	2012	2013
	(in thousands)
External costs:
ALD403	$5,471	$10,845
Clazakizumab	5,765	2,268
Unallocated internal costs:
Preclinical discovery and development	12,224	12,057
Pharmaceutical operations	4,924	4,696
Clinical development	2,285	2,017

Total research and development expenses	$30,669	$31,883

From inception through December 31, 2013, we have incurred $190.2 million in research and development expenses. Through December 31, 2013, we have incurred cumulative external costs of $18.2 million for ALD403 and $74.2 million for Clazakizumab. Through December 31, 2013, we have billed BMS $26.6 million for clinical supply development costs under our collaboration agreement. Reimbursements from BMS are recognized as revenue pursuant to our revenue recognition policies. ALD403 costs in 2012 include costs incurred for our Phase 1 clinical trial and the initiation and startup costs of our proof-of-concept trial, which started in the first quarter of 2013.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ALD403 and the evaluation and advancement of future product candidates into clinical development. We anticipate spending approximately $5.5 million of the net proceeds from this offering for preclinical product development activities. We intend to initiate a Phase 2b dose-ranging clinical trial and initiate additional manufacturing activities to support a pivotal Phase 3 clinical trial for ALD403 in the second half of 2014 and anticipate spending approximately $37.0 million to complete these activities. We will also incur additional clinical trial and manufacturing costs for our Phase 3 clinical trials, but cannot determine with certainty the duration or costs to complete these future clinical trials until we determine the dose and design of these activities.

We have retained worldwide rights to develop and commercialize Clazakizumab in cancer subject to BMS’s option to co-develop Clazakizumab for cancer and commercialize Clazakizumab outside the United States. Cumulative external costs for Clazakizumab include costs attributable to five clinical trials in cancer indications. We anticipate completing our last ongoing clinical trial in cancer in first half of 2014. Although we may resume development of Clazakizumab in cancer in the future, we currently do not plan to do so.

The timing and amount of research and development expenses incurred will depend largely upon the outcomes of current and future clinical trials for our product candidates as well as the related regulatory requirements, manufacturing costs and any costs associated with the advancement of our preclinical programs. We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;

•	future clinical trial results;

•	potential changes in government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, business development, intellectual property, finance, human resources and support functions. Other general and administrative expenses include allocated facility-related costs not otherwise included in research and development expenses, travel expenses and professional fees for auditing, tax and legal services, including intellectual property related legal services. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense)

Other income (expense) consists primarily of interest income received on our cash, cash equivalents and short-term investments, interest expense on our convertible promissory note payable which was outstanding until April 2012, and other income in 2013 which consisted of a refundable Australian tax credit received by our wholly-owned Australian subsidiary.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013

The following table summarizes our results of operations for 2012 and 2013, together with the changes in those items in dollars and as a percentage:

	Years Ended December 31,
	2012	2013	Dollar Change	% Change
	(dollars in thousands)
Revenues:
Collaboration and license agreements	$20,067	$18,796	$(1,271)	(6%)

Operating expenses:
Research and development	30,669	31,883	1,214	4
General and administrative	7,217	7,674	457	6

Loss from operations	(17,819)	(20,761)	(2,942)	17
Interest income	101	54	(47)	(47)
Other income	—	158	158	—
Interest expense	(88)	—	88	100
Other expense	—	(64)	(64)	—

Net loss	$(17,806)	$(20,613)	$(2,807)	16

Revenues

Revenues for 2012 and 2013 were primarily associated with payments from BMS under our collaboration agreement. Revenues decreased by $1.3 million, or 6%, from 2012 to 2013 due to a decrease in clinical supply and development costs billed to BMS.

Research and Development Expenses

	Years Ended December 31,
	2012	2013	Dollar Change	% Change
	(dollars in thousands)
External costs:
ALD403	$5,471	$10,845	$5,374	98%
Clazakizumab	5,765	2,268	(3,497)	(61)
Unallocated internal costs:
Preclinical discovery and development	12,224	12,057	(167)	(1)
Pharmaceutical operations	4,924	4,696	(228)	(5)
Clinical development	2,285	2,017	(268)	(12)

Total research and development expenses	$30,669	$31,883	$1,214	4

Research and development expenses increased $1.2 million, or 4%, from 2012 to 2013. External costs for ALD403 increased $5.4 million from 2012 to 2013, as we completed our Phase 1 clinical trial for ALD403 and transitioned to a larger proof-of-concept clinical trial during 2013. External costs for Clazakizumab decreased by $3.5 million from 2012 to 2013 as RA-related development costs decreased by $2.0 million and cancer-related development costs decreased by $1.5 million. We initiated Phase 2 clinical trials in two cancer related indications during 2012 prior to our decision to discontinue the development of Clazakizumab in cancer. We anticipate incurring expenses of $2.2 million during the first half of 2014 as our clinical trial in cancer concludes.

Unallocated internal costs decreased $0.7 million from 2012 to 2013. The decrease was primarily attributable to decreased activities related to our preclinical programs of $0.9 million and a decrease in consulting fees of $0.3 million. Unallocated internal costs also reflect an increase in personnel-related costs of $0.6 million.

General and Administrative Expenses

General and administrative expenses increased by $0.5 million, or 6%, from $7.2 million in 2012 to $7.7 million in 2013 due to an increase in personnel-related expenses of $0.4 million and an increase in professional fees of $0.1 million.

Interest Income

The decrease of $47,000 in interest income is primarily due to a decrease in average cash, cash equivalents and short-term investments during 2013 compared to 2012.

Other Income

We recorded other income of $158,000 in 2013 related to an incentive payment received by our Australian subsidiary from the Australian government for eligible research and development expenditures in 2012. We did not have any other income in 2012.

Interest Expense

We incurred interest expense of $88,000 related to a convertible promissory note in 2012. In April 2012, the principal amount and accrued interest under the note was converted into Series D preferred stock. We did not incur any interest expense in 2013.

Other Expense

We recorded other expense of $64,000 in 2013 related to a loss on retirement of equipment of $43,000 and a loss on translation of foreign currency of $21,000. We did not incur any other expense in 2012.

Liquidity and Capital Resources

Due to our significant research and development expenditures, we have generated significant operating losses since our inception. We have funded our operations primarily through sales of our convertible preferred stock and payments from our collaboration partners. As of December 31, 2013, we had available cash and cash equivalents of $23.2 million. Our cash and cash equivalents are held in cash and money market accounts. Cash in excess of immediate requirements is invested with a view toward liquidity and capital preservation, and we seek to minimize the potential effects of concentration and degrees of risk.

We plan to continue to fund our operations and capital funding needs through equity and/or debt financing. We may also consider new collaborations or selectively partnering ALD403 for further clinical development and commercialization outside of the United States. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are not able to secure adequate additional funding we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could harm our business, results of operations and future prospects.

Our recurring losses from operations, negative cash flows and insufficient working capital raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We may never become profitable, or if we do, we may not be able to sustain profitability on a recurring basis.

The following table summarizes our cash flows for the periods indicated:

	Years Ended, December 31,
	2012	2013
	(in thousands)
Net cash used in operating activities	$(29,902)	$(36,132)
Net cash provided by (used in) investing activities	(1,507)	5,546
Net cash provided by financing activities	37,905	48

Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $36.1 million during 2013 compared to $29.9 million during 2012. The increase in cash used in operating activities in 2013 compared to 2012 was driven primarily by an increase in net loss of $2.8 million and a change in deferred revenue caused by a $3.5 million milestone payment received in 2012. The remaining differences in cash flows from operations primarily resulted from changes in accounts receivable.

Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $5.5 million during 2013 compared to cash used in investing activities of $1.5 million during 2012. The cash provided by investing activities in 2013 was primarily the result of proceeds from maturities of investments. The net cash used in investing activities in 2012 was primarily the result of purchases of $1.0 million of property and equipment and $0.5 million in higher purchases of investments than proceeds from maturities of investments.

Cash Provided by Financing Activities

Cash provided by financing activities of $37.9 million during 2012 was primarily the result of proceeds from the issuance of our Series D convertible preferred stock.

We believe that our available cash and cash equivalents and the net proceeds of this offering will be sufficient to meet our projected operating requirements through at least 2015. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Furthermore, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. We currently have no credit facility or committed sources of capital other than potential milestones receivable under our collaboration agreement with BMS. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, as we:

•	initiate or continue clinical trials of ALD403, our wholly-owned novel monoclonal antibody for prevention of migraine;

•	continue the research and development of our product candidates;

•	seek to discover additional product candidates;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize products which receive regulatory approval;

•

enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates and, if a product candidate is approved, our commercialization efforts; and

•	incur additional costs associated with becoming a public company.

To the extent that we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we need to raise additional capital to fund our operations, funding may not be available to us on acceptable terms, or at all.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during 2012 and 2013.

Contractual Obligations

Our contractual obligations as of December 31, 2013 were as follows:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations(1)	$1,849	$489	$1,360	$—	$—
License agreements(2)	945	95	275	150	425
Purchase obligations(3)	2,536	2,398	138	—	—
Contract manufacturing obligations(4)	2,372	2,146	226	—	—

Total contractual obligations	$7,702	$5,128	$1,999	$150	$425

(1)	Represents future minimum lease payments under our non-cancelable operating lease. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.
(2)	Some of our licensing agreements obligate us to pay a royalty on net sales of products utilizing licensed technology. Such royalties are dependent on future product sales and are not provided for in the table above as they are not estimable.
(3)	We enter into agreements in the normal course of business with contract research organizations for clinical trials and with vendors for preclinical research studies and other services and products for operating purposes which are cancelable at any time by us, generally upon 30 days prior written notice. These payments are not included in this table of contractual obligations.
(4)	Represents contractual obligations related to manufacturing our product candidates for use in our clinical trials, including long-term stability studies.

Newly Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-11 Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists that provides for disclosure requirements related to unrecognized tax benefits in certain situations. We will adopt this standard in the first quarter of 2014 and we do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

JOBS Act

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of December 31, 2013, we had cash and cash equivalents of $23.2 million consisting of cash and money market accounts in highly rated financial institutions in the United States. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

We contract for the conduct of certain clinical development with vendors in Australia. We made an aggregate of $1.4 million and $0.3 million in payments to these Australian vendors during 2012 and 2013, respectively. We are subject to exposure due to fluctuations in foreign exchange rates in connection with these agreements and with our cash balance denominated in Australian dollars. We generally transfer funds to our

Australian subsidiary to fund operating needs within 30 days of disbursement. For 2012 and 2013 the effect of the exposure to these fluctuations in foreign exchange rates was not material.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenues from collaboration, license or research service contract arrangements when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

We evaluate multiple-element arrangements to determine (1) the deliverables included in the arrangement and (2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a single unit of accounting. This evaluation involves subjective determinations and requires us to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that the delivered item has value to the customer on a standalone basis, and if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. In assessing whether an item has standalone value, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item and whether there are other vendors that can provide the undelivered items. For revenue arrangements entered into prior to January 1, 2011, we were also required to evaluate whether there was fair value of the undelivered elements in the arrangement. The deliverables under our 2009 BMS collaboration agreement did not qualify as separate units of accounting and accordingly are accounted for as a single unit of accounting.

The consideration received under an arrangement which contains separate units of accounting is allocated among the separate units using the relative selling price method. We determine the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, or VSOE, of selling price, if available, third-party evidence, or TPE, of selling price if VSOE is not available, or best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

When we have substantive performance obligations under an arrangement accounted for as one unit of accounting, revenues are recognized using either a time-based or proportional performance-based approach. When we cannot estimate the total amount of performance obligations that are to be provided under the arrangement, a time-based method is used. Under the time-based method, revenues are recognized over the arrangement’s estimated performance period based on the elapsed time compared to the total estimated performance period. When we are able to estimate the total amount of performance obligations under the arrangement, revenues are recognized using a proportional performance model. Under this approach, revenue recognition is based on costs incurred to date compared to total expected costs to be incurred over the performance period as this is considered to be representative of the delivery of service under the arrangement.

Changes in estimates of total expected performance costs or service obligation time period are accounted for prospectively as a change in estimate. Under both methods, revenues recognized at any point in time are limited to the amount of noncontingent payments received or due.

We may also perform research and development activities on behalf of collaborative partners that are paid for by the collaborators. For research and development activities which are not determined to be separate units of accounting based on the criteria above, revenues for these research and development activities are recognized using the single unit of accounting method for that collaborative arrangement. For research and development activities which are determined to be separate units of accounting, arrangement consideration is allocated and revenues are recognized as services are delivered, assuming the general criteria for revenue recognition noted above have been met. The corresponding research and development costs incurred under these contracts are included in research and development expense in the consolidated statements of operations.

We generally invoice collaborators upon the completion of the effort, based on the terms of each agreement. Amounts earned, but not yet collected from the collaborators, if any, are included in accounts receivable in the accompanying consolidated balance sheets. Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next 12 months is classified as a current liability. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met.

Accrued Research and Development Expenses

As part of the process of preparing financial statements, we are required to estimate and accrue expenses, the largest of which are research and development expenses. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites. This process involves the following:

•

communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to clinical sites in connection with clinical trials;

We base our expense accruals related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors, such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. For service contracts entered into that include a nonrefundable prepayment for service the upfront payment is deferred and recognized in the consolidated statement of operations as the services are rendered.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.

Stock-Based Compensation

Stock-based compensation cost is measured on the grant date, based on the estimated fair value of the award using a Black-Scholes pricing model and recognized as an expense over the employee’s requisite service period on a straight-line basis. We recorded stock-based compensation expense of $0.5 million and $0.6 million for 2012 and 2013, respectively. At December 31, 2013, we had $0.9 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 2.4 years. We expect to continue to grant stock options in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Key Assumptions

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

In determining the fair value of stock options granted, the following weighted-average assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicated:

	Years Ended, December 31,
	2012	2013
Volatility	70.8%	69.3%
Expected term (years)	6.1	5.9
Risk-free interest rate	0.9%	1.1%
Dividend rate	—	—

Common Stock Valuations

The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•	contemporaneous third-party valuations of our company and our securities;

•	our results of operations, history of losses and other financial metrics;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly-owned companies with similar lines of business and their historical volatility;

•	the prices of shares of our preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock relative to our common stock;

•	the progress of our research and development programs, including the status of clinical trials for our products;

•	external market conditions, both in the United States and globally, that could affect companies in the life sciences and biotechnology sectors;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company; and

•	the current lack of marketability of our common stock as a private company.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of valuations of our common stock. There is inherent uncertainty in these estimates and if we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed. Following the closing of this initial public offering the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on The NASDAQ Stock Market on the applicable grant date.

The following table summarizes stock options granted from January 1, 2013 through February 28, 2014:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
January 2013	9,090	$3.47	$3.47
March 2013	27,178	3.47	3.47
May 2013	9,271	4.90	4.90
July 2013	6,363	4.90	4.90
January 2014	12,726	6.33	6.33
February 2014	114,669	6.77	6.77

Based on the initial public offering price of $10.00 per share, the intrinsic value of stock options outstanding at December 31, 2013 was $16.5 million, of which $13.8 million and $2.7 million related to stock options that were vested and unvested, respectively, at that date.

Two valuation approaches were used to estimate enterprise value: the income approach and the option-pricing model, or OPM, back solve approach, as defined in the Practice Aid. The income approach values a business based upon the future benefits that will accrue to it, with the value of the future economic benefits discounted back to a present value at an appropriate discount rate. The discounted cash flow analysis forecasts future revenues and free cash flow, or net operating profit after tax from continuing operations, associated with those revenues. The OPM back solve approach calculates the implied enterprise value based on recent sales of the company’s securities.

To estimate the fair value per share of our common stock, we utilized the OPM to allocate the equity value based on the preferences and priorities of the preferred and common stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or initial public offering. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the estimated fair value per share.

Income Taxes

We use the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date. We determine deferred income tax assets including net operating losses and liabilities, based on temporary differences between the book and tax bases of assets and liabilities. We believe that it is currently more likely than not that our deferred income tax assets will not be realized, and as such, a full valuation allowance is required.

We utilize a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained, no benefits of the position are recognized. If we determine that a position is “more likely than not” to be sustained, then we proceed to step two, measurement, which is based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, our net operating loss and credit carryforwards could be materially impacted.

We file U.S. federal income and Australia tax returns. We currently are not subject to any state income tax filings. To date, we have not been audited by the Internal Revenue Service, Australian Tax Office or any state income tax authority.

As of December 31, 2013, our total deferred income tax assets were $53.4 million. Due to our history of losses and lack of other positive evidence, we have determined that it is more likely than not that our deferred income tax assets will not be realized, and therefore, the deferred income tax assets are fully offset by a valuation allowance at December 31, 2013. The deferred income tax assets were primarily comprised of U.S. net operating loss carryforwards, or NOLs, and tax credit carryforwards. As of December 31, 2013, we had U.S. net operating loss carryforwards of $87.8 million and federal tax credit carryforwards of $4.7 million to offset future taxable income or offset income taxes due. These NOLs and tax credit carryforwards expire beginning in 2024 through 2033, if not utilized.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company that discovers, develops and seeks to commercialize therapeutic antibodies with the potential to meaningfully transform current treatment paradigms. We have developed a proprietary antibody platform designed to select antibodies that have the potential to maximize efficacy as well as speed of onset and durability of therapeutic response. In addition, we believe our ability to efficiently manufacture antibodies using our yeast-based manufacturing technology, MabXpress, allows us to target diseases that traditionally have not been addressed by antibodies. We believe the clinical data obtained in our development program for ALD403, our wholly-owned clinical asset, exhibits the potential of this product candidate to transform the way physicians treat migraine prevention. Clazakizumab is being developed by our collaboration partner Bristol-Myers Squibb. Together with Bristol-Myers Squibb, we believe there is an opportunity to position Clazakizumab as an option for first-line biologic therapy for treatment of rheumatoid arthritis by demonstrating superior disease control rates versus biologic standard of care. The most commonly prescribed biologic standard of care are anti-TNFs, such as Humira or Enbrel. We estimate that the rheumatoid arthritis therapy market had more than $12 billion in worldwide sales in 2012 and will grow to $15 billion by 2016. Both our lead product candidates were discovered internally, have achieved proof-of-concept and are expected to enter final Phase 2b dose-ranging trials in 2014 in preparation for progression to Phase 3 trials if supported by the data.

ALD403 is our wholly-owned novel monoclonal antibody targeted to calcitonin gene-related peptide, or CGRP, for migraine prevention. CGRP is a validated target that is believed to play a key role in migraine. We are developing ALD403 for the prevention of migraine, and in a recent proof-of-concept trial, treatment with ALD403 resulted in 16% of patients achieving complete remission from their migraines. Approximately 36 million Americans suffer from migraines; however, only 22.3 million migraine sufferers have been clinically diagnosed. Migraine is a significant cause of disability, generally affecting individuals between the ages of 20 and 50, which are prime working years. The Migraine Research Foundation estimates U.S. employers lose more than $13 billion each year as a result in 113 million lost work days due to migraine. We believe the area of critical unmet need in migraine is preventive therapy with improved efficacy and tolerability to treat patients who have five or more migraine days per month. For the 12.6 million U.S. migraine patients who are candidates for migraine prevention, there are few therapeutic options to manage their disease. We believe this group of migraine patients is highly motivated to seek new treatments due to the limited success of current therapies.

We recently completed a three month double blind, randomized, placebo-controlled proof-of-concept trial of ALD403 in 163 patients suffering from five to 14 migraine days per month, or high frequency migraine. In this trial, a single intravenous, or IV, dose of ALD403 completely prevented migraines in 16% of patients over the entire three month period versus zero with placebo, representing a statistically significant reduction (p<0.001). Furthermore, ALD403 reduced migraine days by at least half in 60% of patients. ALD403 had a similar level of safety to placebo and was well tolerated and our trial had a drop out rate of less than 5%. We plan to initiate a Phase 2b dose-ranging trial in the second half of 2014 in order to identify dose response and durability so we may select a dose to take forward into pivotal Phase 3 trials in 2016. We believe ALD403, through its level of efficacy and clean safety profile to date, has the potential to address the unmet need in the migraine prevention market and as such represents a substantial market opportunity. If ALD403 is approved, we plan to build a 75 to 100 person sales force targeting high-prescribing neurologists and headache centers in the United States and may selectively partner outside the United States.

Clazakizumab is a novel monoclonal antibody that inhibits the pro-inflammatory cytokine interleukin-6, or IL-6, and is being developed for both rheumatoid arthritis, or RA, and psoriatic arthritis, or PsA. IL-6 is a protein associated with acute and chronic inflammation and is believed to initiate an acute immune response and the production of antibodies. IL-6 may also contribute to bone destruction. In November 2009, we entered into a license and collaboration agreement with BMS for the development and commercialization of Clazakizumab and received an $85 million upfront payment. The RA treatment market is currently dominated by a class of drugs that target tumor necrosis factor alpha, or anti-TNFs. Nevertheless, anti-TNFs are associated with low rates of disease remission and the response to these agents is not typically durable. In 2012, the American College of

Rheumatology, or ACR, recommended that treatment of RA should be directed at achieving remission in patients or low disease activity if remission cannot be achieved. In a recently completed Phase 2b trial, the rates of disease remission of Clazakizumab plus methotrexate were numerically higher than those treated with Humira plus methotrexate. Methotrexate, or MTX, is one of the most commonly used medicines for the treatment of RA. MTX may decrease pain and swelling of RA and may delay or decrease damage to joints. MTX in combination with biologics has been shown to be more effective than MTX alone. Phase 2b dose-ranging trials are ongoing in 2014 in preparation for progression to Phase 3 trials if supported by the data. Based on current plans, BMS is expected to complete its ongoing Phase 2b dose-ranging clinical trial of Clazakizumab in RA patients in the second half of 2014. Together with BMS, we believe there is an opportunity to position Clazakizumab as an option for first-line biologic therapy for the treatment of RA by demonstrating superior disease control rates versus a biologic standard of care in Phase 3 trials.

Our proprietary antibody platform leverages three technologies for the selection, humanization and manufacturing of monoclonal antibodies. We focus on protein targets that have biology which has been validated by prior scientific or clinical research, specifically ligands, which are circulating proteins, rather than receptors, which are their fixed docking sites. We believe this strategy can lead to fewer drug doses at lower concentrations, while potentially minimizing off target activity and associated side-effects. To date we have discovered all of our product candidates in-house with a technology we call antibody selection, or ABS. This versatile technology allows us to identify the best site to inhibit on a particular target ligand and select an antibody that has both a high affinity and specificity for the target. We have pioneered a process that humanizes rabbit antibodies to produce antibodies that are greater than 95% human. However, unlike fully-human antibodies, we specifically design our antibodies to lack certain sugars in an effort to minimize the body’s recognition of such antibodies as foreign, thereby limiting infusion reactions as well as maximizing durability of the therapeutic response.

Our yeast-based proprietary manufacturing technology, MabXpress, offers distinct advantages over traditional mammalian cell culture approaches widely used in the manufacturing of antibodies. We are able to efficiently and reproducibly manufacture large quantities of high-quality antibodies. This is in contrast to mammalian cell culture approaches that are generally characterized by extended production times, costly media, risk of viral contamination and a lack of uniformity of the end product. Our proprietary manufacturing processes are designed to produce antibodies on a significantly larger scale than traditional antibody manufacturing processes. Together, these technologies have enabled us to progress to proof-of-concept in the clinic significantly faster than traditional programs which rely on mammalian cells for manufacturing.

Our founders and executive management team have held senior positions at leading biotechnology and pharmaceutical companies, possess over 100 years of combined experience across drug discovery and development and members of our management team have been involved in bringing several drugs to market. Prior to our founding, members of our senior management team occupied prominent roles at Celltech, a biotech company that was subsequently acquired by UCB. Our management team’s role in the discovery and development of the monoclonal antibodies, Cimzia and romosozumab, exemplifies their approach of pursuing novel intervention strategies. While the efficacy of an antibody was previously assumed to be related to both the binding and killing of the target cell, Cimzia demonstrated in RA patients that antibodies blocking TNF did not need to have cell-killing function to be effective. In osteoporosis, UCB’s romosozumab, partnered with Amgen, shows significant promise in being the first bone-building injectable antibody in what is currently a market served predominantly by oral therapeutics. Our combined experience led us to establish our proprietary platform that we believe enables us to develop best-in-class antibodies to transform current treatment paradigms.

Our Strategy

We aim to build an enduring, diversified biopharmaceutical company. We intend to leverage our expertise in discovery, development and commercialization to bring first-in-class and best-in-class monoclonal antibody therapeutics to patients who are underserved by current therapies.

Key elements of our strategy include:

•

Advance and commercialize ALD403 for the prevention of migraine. We plan to commercialize both IV and subcutaneous formulations of ALD403. In the second half of 2014, we intend to initiate a Phase 2b dose-ranging trial in high frequency migraine patients in order to identify the appropriate dose level and dose frequency for pivotal Phase 3 trials. Subject to confirmatory Phase 2b data, we plan to initiate pivotal Phase 3 trials in 2016 that are designed to obtain regulatory approval in the United States and to support regulatory filings in Europe for ALD403 for the treatment of patients with five to 14 migraine days per month, or high frequency migraine, and greater than 15 migraine days per month, or chronic migraine. If ALD403 is approved, we plan to build a 75 to 100 person sales force targeting high-prescribing neurologists and headache centers in the United States and may selectively partner outside the United States.

•

Support BMS’s efforts to advance and commercialize Clazakizumab as an option for first-line biologic therapy initially in RA. In November 2009, we entered into a license and collaboration agreement with BMS, which provides for up to $1.35 billion in upfront and milestone payments across multiple indications. Based on its current plans, BMS is expected to complete its ongoing Phase 2b dose-ranging clinical trial of Clazakizumab in RA patients in the second half of 2014. Subject to meeting the objectives of this clinical trial, we expect BMS to commence pivotal Phase 3 trials as early as 2015, triggering a $40 million milestone payment to us. Inhibiting IL-6 biology has the potential to provide benefit in additional diseases and we anticipate that Clazakizumab may be further developed as a therapy in one or more additional diseases, such as PsA and chronic kidney disease, or CKD. To date, we have received $103.5 million from BMS in upfront and milestone payments, and we may become eligible to receive up to approximately $746 million in additional milestone payments. If approved, we may receive sales-based milestones up to $500 million and tiered royalties starting in the mid-teens up to 20% on net sales of Clazakizumab. As such, Clazakizumab has the potential to provide substantial cash flows to help fund our product pipeline and serve as an important validation of our approach to drug development.

•

Leverage our technology platform to discover future product candidates for areas of unmet need. We are currently evaluating four programs with the view of advancing at least one candidate into the clinic in 2015 for a disease indication where therapeutic antibodies have not previously played a therapeutic role. We will continue to enhance our technologies to discover optimized product candidates that can be manufactured efficiently on a very large scale. We may seek to monetize our technology platform by consummating partnerships with leading biotechnology and pharmaceutical companies. We also intend to continue to deploy capital to selectively develop our own portfolio of product candidates.

•

Build a leading biopharmaceutical company to transform current treatment paradigms. We have brought together a group of world class scientists and drug developers that, when coupled with our proprietary technologies, allow us to discover, develop and commercialize antibody-based therapeutics that have the potential to change the lives of patients suffering from many types of disease. We intend to establish targeted commercialization and marketing capabilities for our products in the United States.

Product Candidates

Our pipeline includes two internally discovered humanized monoclonal antibodies, one wholly-owned program and one partnered program, as well as preclinical programs targeting additional indications that are in the discovery phase.

ALD403

ALD403 is a genetically engineered monoclonal antibody wholly-owned by us that targets CGRP for prevention of migraine. CGRP is a small protein that is involved in the transmission and heightened sensitivity to pain experienced in migraine. Drugs that block the CGRP pathway have been long sought after as a novel way to treat migraine. Small molecules, such as Merck’s Telcagepant, established that blocking CGRP could provide abortive treatment for migraine. By building on prior CGRP experiences, we believe there is compelling rationale to support the development of ALD403 for the prevention of migraine.

Migraine is a common neurological disorder that is characterized by over-excitability of specific areas of the brain. Migraine symptoms are debilitating and include intense sharp or throbbing pain, which is commonly accompanied by nausea, vomiting and high sensitivity to light and sound. For those individuals afflicted with nausea and vomiting, these symptoms can make taking oral medications challenging or ineffective. The duration of a migraine can span from hours to days and when symptoms become severe, migraine sufferers often seek treatment through emergency room visits. According to a 2012 report by the U.S. Agency for Healthcare Research and Quality, headaches accounted for 2.1 million visits to the emergency room annually. Migraines can severely restrict normal activities and often require bed rest, making holding a job or maintaining a normal lifestyle difficult. The Migraine Research Foundation estimates U.S. employers lose more than $13 billion each year as a result of 113 million lost work days due to migraine.

The Migraine Research Foundation estimates that 36 million Americans suffer from migraines. It is estimated that there are 22.3 million migraine sufferers who have been diagnosed. According to the American Migraine Foundation, migraine is three times more common in women than men and migraine affects 30% of women over a lifetime. Migraine is most common between the ages of 20 and 50 in both men and women. We divide migraine frequency into low frequency, high frequency and chronic. We characterize low frequency migraine as zero to four migraine days per month, high frequency migraine as five to 14 migraine days per month and chronic migraine as 15 or more migraine days per month. Approximately 12.6 million patients, or 56% of diagnosed migraine sufferers, are candidates for migraine prevention therapy.

We believe the area of critical unmet need in migraine is for preventive therapies with improved efficacy and tolerability to treat the individuals with high frequency and chronic migraine. Indications for preventive migraine medications may include:

•	frequency of migraine attacks greater than two per month with disability that lasts three or more days per month;

•	abortive medications fail or are overused;

•	symptomatic medications (e.g. analgesics or anti-emetics) are contraindicated or ineffective; or

•	migraine variants such as those that effect motor function, or hemiplegic migraine, or migraines producing profound disruption or risk of permanent neurologic injury.

Current treatments are ineffective for many of these patients and tolerability of side-effects severely limits their use. We believe, in the presence of a more effective treatment, patients who have previously abandoned therapy will again seek treatment.

Current Therapies

Migraine treatment involves abortive and preventive therapy. Abortive medications aim to reverse, or at least stop, the progression of a migraine once it has started. Preventive medications, which are given even in the absence of a migraine, aim to reduce the frequency and severity of the migraine attack, make acute attacks more responsive to abortive medications and may improve the patient’s quality of life to a greater degree than abortive medications alone.

Abortive Medications. Numerous abortive medications are used for migraine. The choice for an individual patient depends on the severity of the attacks, associated symptoms, such as severity of pain, incidence of nausea and vomiting, and the patient’s treatment response. Patients most commonly use a non-steroidal anti-inflammatory drug, a 5-hydroxytryptamine–1 agonists, or triptans, or a combination of both to abort a migraine. Triptans are most effective when taken early during a migraine and may be repeated in two hours as needed, with a maximum of two doses daily. Triptans are not recommended for use more than three days a week because overuse can lead to increased frequency of migraines and medication overuse headache. Approximately 30% to 50% of patients respond to triptans and there is a high rate of recurrence of migraine within 24 hours. To avoid the development of medication overuse headache, patients are limited to no more than 10 doses of triptans in any one month, which may be insufficient to treat patients with high frequency or chronic migraines. This limitation can also be problematic for migraine patients who suffer from nausea and vomiting and cannot keep triptans in their systems. In addition to these limitations, triptans are also contraindicated for patients with existing, or at risk of, coronary artery disease.

Preventive Medications. Currently, preventive medications approved for migraine include beta blockers, such as propranolol, topiramate, sodium valproate, and botulinum toxin, or Botox.

In patients with high frequency and chronic migraine, beta blockers, topiramate and sodium valproate are commonly used. These medications are often not well-tolerated by patients because of adverse events such as cognitive impairment, nausea, fatigue and sleep disturbance. In clinical trials, complete responses, or a 100% reduction in migraine days or episodes, with topiramate were less than 6%. In the affected patient population, predominantly women of child-bearing age, the association of these agents with poor pregnancy outcomes and fetal abnormalities can limit their use.

Botox is only approved in patients with 15 or more migraine days per month, or chronic migraine. Approximately 47% of Botox-treated patients experience a 50% reduction in either migraine days per month or migraine frequency per month within six months, which leaves more than half of patients inadequately treated. In Phase 3 trials, Botox did not report any complete responses. In addition, the dosing regimen requires approximately 31 subcutaneous injections at various sites on the head and neck which is repeated every 12 weeks if the patient has a therapeutic response.

Unmet Need

According to the U.S. Agency for Healthcare Research and Quality, only about 12% of adults with high frequency or chronic migraine take preventive medications. According to the American Migraine Foundation, medication side-effects often limit the use of migraine medications. We believe there is a need for a new therapy that is long lasting, safe, effective and has reduced side-effects compared to currently available therapies, and that can either prevent migraines completely or reduce the frequency to a level where patients can find adequate relief from existing abortive medications. Such a therapy could provide benefit for both patients on existing therapies and patients who have abandoned therapy.

Our Solution

We are developing ALD403 as a highly potent, long-acting therapeutic that modulates the activity of CGRP and, based on clinical trials data from our proof-of-concept trial, provides substantial relief to patients with high frequency migraine with no observed tolerability or safety issues. The high selectivity and low off-target action, the long half-life and favorable dosing options of ALD403, suits this treatment setting where compounds need robust, safe and sustained benefit for the patient seeking treatment. We are developing both IV and subcutaneous delivery methods in order to provide options for less frequent dosing of the therapy and accommodate patients’ preferred method of administration. In our proof-of-concept trial in high frequency migraine patients with an average of nine migraine days per month, approximately 16% of patients using ALD403 experienced a complete response, with no migraines. Furthermore, the majority of patients had a statistically significant reduction in migraine days per month; for example, 60% of all treated patients had a reduction in migraine days by at least half. We believe reductions of this magnitude can shift the disease into a range of migraine days that can be managed with abortive medications. In addition, to date we have not observed any differences in safety data between ALD403 and placebo.

Other CGRPs

The CGRP pathway has been long sought after as a novel pathway to treat migraine, however, no currently approved therapies target CGRP. There have been two distinct approaches; those for abortive treatment and those for prevention. Small molecule drugs, such as Merck’s Telcagepant, established that blocking CGRP could provide abortive treatment for migraine. However, these small molecules, which have very different properties than ALD403, had side-effects and toxicity issues that curtailed their development. The Merck experience validated CGRP biology as a target for migraine but suggested a different strategy for intervention to be utilized to avoid toxicity issues. By building on prior experiences of other companies targeting the CGRP pathway, we believe there is compelling rationale to support the development of a highly selective antibody, such as ALD403, for the prevention of migraine. In clinical trials of ALD403 to date, involving more than 150 subjects, we have not observed any significant side-effects or toxicity issues.

There are a number of compounds in different phases of development that are targeting CGRP biology. These are summarized below.

Compound	Company	Target	Stage of Development	Dosing/Formulation	Efficacy Results
ALD403	Alder	CGRP	Proof-of-Concept—High frequency migraine Phase 2b—High frequency migraine dose-ranging	Single dose IV Quarterly IV	Effective in treating high frequency migraines Trial to be commenced

			Phase 2b—High frequency migraine dose-ranging	Monthly Subcutaneous	Trial to be commenced

LBR101/ PF-04427429	Labrys	CGRP	Phase 2—High frequency episodic migraine Phase 2—Chronic migraine	Monthly Subcutaneous Monthly Subcutaneous	Not available; study on-going Not available; study on-going

LY-2951742	Lilly (Arteaus)	CGRP	Phase 2a—Frequent episodic migraine proof-of-concept	Every two weeks Subcutaneous	Effective in treating high frequency migraines

AMG-334	Amgen	CGRP-R	Phase 2—Dose-ranging in high frequency migraine Phase 1—Efficacy, safety, tolerability and pharmacokinetics in women with hot flashes associated with menopause	Subcutaneous Subcutaneous	Not available; study on-going Not available; study on-going

AMG-334	Amgen	CGRP-R	Phase 2—Dose-ranging in chronic migraine	Subcutaneous	Not available; study on-going

Clinical Trials

ALD403 has been evaluated in two clinical trials. The table below summarizes the clinical trials completed to date and the planned Phase 2b trial.

Trial	Stage of Development	Trial Population	Study Locations	Active/Placebo	Trial Status
ALD403	Phase 1	Healthy Subjects	Australia	67/37	Completed

ALD403	Proof-of-Concept Trial	High Frequency Migraine	United States	81/82	Completed

ALD403	Phase 2b	High Frequency Migraine	TBD	TBD	Planned

Completed Proof-of-Concept Trial. Our most recent clinical trial of ALD403 was a single dose, double-blind, placebo-controlled, randomized proof-of-concept trial to evaluate the safety, pharmacokinetics and efficacy of ALD403 in patients with high frequency migraine. Pharmacokinetics, or PK, describe the action of a specific drug in the body over a period of time, including the process of absorption, distribution, metabolism and excretion. Approximately 80 patients each received one dose of ALD403 in the clinical trial.

Differences in the change in mean migraine days per month was the approvable endpoint for the pivotal clinical trials of Botox and topiramate, which have been approved for preventive migraine therapy. The primary endpoint for our proof-of-concept trial was the difference between ALD403 and placebo in the change of mean migraine days per month from baseline to weeks five through eight following one dose of ALD403. As illustrated in the figure below, in the trial, one dose of ALD403 produced a rapid and durable reduction in migraine days that was statistically significant when compared to placebo, in terms of both change in migraine days per month (p=0.03) and the magnitude of the change in migraine days prevented across all patients (p<0.001) at the primary endpoint of eight weeks. The reduction in migraine days per month was also statistically significant across the entire combined three month trial period (p=0.0078).

In this trial, the “p” values were statistical calculations to determine whether the effects of ALD403 were significant in comparison to placebo based on pre-specified statistical targets. We specified that any result less than p=0.05 would be significant. This trial was designed to provide statistically significant results. Phase 3 trials will be needed to confirm the significant findings of the proof-of-concept trial in order to support regulatory approvals.

ALD403 1000 mg IV versus Placebo IV as a Single Dose

As illustrated in the table below, 16% of patients receiving a single dose of ALD403 achieved complete response versus 0% on placebo over the entire 12 week trial. In any four week period of the trial (weeks 1-4, 5-8 or 9-12), approximately 75% of patients achieved a 50% reduction, 45% or more achieved a 75% reduction and 27% or more achieved a 100% reduction in migraine days. We believe measuring response rates, or the magnitude of the change in migraine days prevented across patients, provides an important measure of patient benefit to prescribing physicians and patients. For example, telling a patient that he or she has a one in six chance of achieving a complete response, meaning no migraines, can be easier to relate to than reduction of mean migraine days per month.

Number (Percentage) of Patients Achieving a 50%, 75% and 100% Reduction in Migraine Days During Weeks 1-4, 5-8, and 9-12
Time Period	Percent Reduction Migraine Days	Placebo IV	ALD403 1000 mg IV	p-value
Weeks 1-4	Number of Evaluable Patients	80	76
	50%	40 (50.0)	57 (75.0)	p=0.0011
	75%	19 (23.8)	39 (51.3)	p=0.0003
	100%	4 (5.0)	21 (27.6)	p<0.0001

Weeks 5-8	Number of Evaluable Patients	80	78
	50%	43 (53.8)	59 (75.6)	p=0.0032
	75%	28 (35.0)	35 (44.9)	p=0.1347
	100%	12 (15.0)	21 (26.9)	p=0.0493

Weeks 9-12	Number of Evaluable Patients	78	73
	50%	52 (66.7)	55 (75.3)	p=0.1603
	75%	24 (30.8)	39 (53.4)	p=0.0039
	100%	13 (16.7)	30 (41.1)	p=0.0008

Weeks 1-12	Number of Evaluable Patients	76	68
	50%	25 (32.9)	41 (60.3)	p=0.0006
	75%	7 (9.2)	22 (32.4)	p=0.0004
	100%	0	11 (16.2)	p=0.0001

The following figure presents data from patients who achieved a 50%, 75% and 100% reduction in migraines at all time points in the trial. ALD403 provided a statistically significant reduction versus placebo in migraines at all response levels in these patients (p<0.001).

ALD403 was well-tolerated and adverse events were comparable in terms of type and frequency across ALD403 and placebo groups. In addition, there were no differences between ALD403 treatment and placebo groups with respect to adverse events, cardiovascular measures or laboratory safety data.

Comparison of ALD403 and Arteaus LY-2951742 Clinical Trial Data

The following table compares data from our proof-of-concept trial of ALD403 with data recently published by the American Academy of Neurology from a separate clinical trial of LY-2951742. LY-2951742 is a monoclonal antibody that, like ALD403, targets the CGRP ligand.

	ALD403	LY-2951742
Category & target	Monoclonal antibody to CGRP ligand	Monoclonal antibody to CGRP ligand

Patient migraine days	5 to 14 migraines per month	4 to 14 migraines per month

Dosing/Formulation	Single 1,000 mg dose IV	Biweekly 150 mg doses SQ

Decrease in number (percentage) of migraine days per month	At 8 weeks: ALD403: 5.6 (66%) Placebo: 4.6 (52%)	At 12 weeks: LY-2951742: 4.2 (62.5%) Placebo: 3 (42%)

100% reduction in percentage of migraine days per month	At 12 weeks: ALD403: 41% Placebo: 17%	At 12 weeks: LY-2951742: 33% Placebo: 17%

Responder analysis (reduction of migraine days) weeks 1-12 inclusive	50% reduction: ALD403: 60% Placebo: 33% 75% reduction: ALD403: 32% Placebo: 9% 100% reduction: ALD403: 16% Placebo: 0%	Not reported

Injection site pain	None reported	Reported Adverse Event

Other adverse event data	No difference in type or frequency compared to placebo	Upper respiratory tract infections and abdominal pain compared to placebo

This comparison is not based on data resulting from a head-to-head trial and is not a direct comparison. Different protocol designs, trial designs, patient selection and populations, number of patients, trial endpoints, trial objectives and other parameters that are not the same between the relevant trials may lead to bias in the results causing comparisons of results from different trials to be unreliable. Any such comparisons would not be permitted by the FDA to support an application for approval to market ALD403.

Completed Phase 1 Clinical Trial. The first clinical trial of ALD403 consisted of three parts:

•

Part A: The first part was a single dose, placebo-controlled, randomized, ascending dose trial to determine the safety, tolerability and pharmacokinetics of IV administered ALD403 in healthy volunteers and migraine patients. Fifty-five subjects received one IV dose (dose range: 1 – 1000 mg) of ALD403. ALD403 was well-tolerated and there were no differences exhibited in any safety measure, including laboratory safety parameters, between subjects who received ALD403 and subjects who received placebo at any dose level. ALD403 displayed a long half-life of approximately 32 days for the 1000 mg dose and linear pharmacokinetics for doses ranging from 1 to 1000 mg. Pharmacodynamic effects characterized by a dose-related inhibition of vasodilation induced by topically applied capsaicin were observed in subjects receiving IV administration of ALD403 and persisted through 84 days post-treatment. Pharmacodynamics describe the biochemical and physiological effects of a specific drug on the body and the relationship between drug concentration and effect.

•

Part B: In the second part, we demonstrated that ALD403 can be used safely in combination with triptans, the dominant abortive treatment for low frequency migraines. When ALD403 was administered and then followed by triptan administration, no changes in systolic or diastolic blood pressure or other safety parameters were noted beyond these when triptans were given alone.

•

Part C: In the third part, as illustrated in the following figure, our subcutaneous, or SQ, formulation of ALD403 was 70.3% bioavailable when compared to IV and the pharmacodynamics, or PD, effect was similar to that of IV in magnitude, duration and speed of onset of its effect.

Clinical Development Plan

During 2014, we intend to initiate a Phase 2b dose ranging, double blind, randomized, placebo-controlled trial (five dose levels, with approximately 80 subjects per group) of an IV formulation in patients with high frequency migraine in order to select the appropriate dose to take forward into pivotal Phase 3 trials in 2016. We expect to have initial data from the Phase 2b trial in the second half of 2015. Using data from the Phase 2b trial, we plan to select an appropriate dose-level for evaluating a subcutaneous formulation in a subsequent dose ranging trial. The main efficacy endpoints will be the responder analysis (patents achieving 50%, 75% and 100% reduction in migraine days per month) and mean difference in migraine days per month.

We currently hold an IND for ALD403 for the treatment of migraine, which was submitted in December 2012 and remains active. If we generate positive Phase 2b data, we plan to conduct Phase 3 trials in both high frequency and chronic migraine patients utilizing both formulations as appropriate.

Commercial Strategy

In the United States, due to the severity of the disease, patients with high frequency or chronic migraine seek preventive treatment from neurologists and pain specialists. By the time a high frequency or chronic migraine patient begins prevention therapy, the patient may have experienced any or all of increased headache frequency, nonresponse to abortive therapy and significant migraine-related disability. Neurologists prescribe preventive therapies more often than do primary care physicians and pain specialists across all headache frequencies. For example, in the case of topiramate, a leading preventive migraine medication, despite representing only 9% of the doctors prescribing anti-migraine medications, neurologists account for almost half of all the prescriptions written for topiramate. Given the referral patterns for migraine and the need for improved patient care, the American Migraine Foundation has initiated a program to establish headache centers in major cities across the United States. If ALD403 is approved, we plan to build a 75 to 100 person sales force targeting the high-prescribing neurologists and headache centers in the United States and may selectively partner outside the United States.

We intend to commercialize both IV and subcutaneous formulations in order to optimize sustained delivery and patient choice. Subcutaneous formulation allows for self-administration, which provides patients convenience and greater control over the treatment of their disease. In addition, we believe that an IV formulation that allows for more infrequent dosing may provide an alternative for patients to determine how their disease is managed. An IV formulation also may be preferable for neurologists for a number of reasons, including enabling better monitoring of treatment. Neurologists have access to IV delivery infrastructure, including infusion centers, which they currently use to deliver therapies for diseases such as multiple sclerosis.

Clazakizumab

Clazakizumab is a humanized monoclonal antibody that binds to and inhibits IL-6. IL-6 is an important driver of the inflammatory response and is implicated in the transition from acute to chronic inflammation. Chronic inflammation is a notable feature of several diseases, including RA, PsA and CKD. IL-6 is implicated in the pathogenesis of RA as it has been shown to be the main driver that stimulates the immune system to increase tissue destruction and joint damage. IL-6 also drives the systemic symptoms in RA patients, which include flu-like symptoms such as malaise and fatigue. Targeting IL-6 is an established approach for the treatment of RA as evidenced by the use of Genentech’s Actemra for this patient population.

Rheumatoid Arthritis

RA is a chronic inflammatory disorder that principally attacks joints. Approximately 2.4 million patients, predominantly women, suffer from RA in the United States. RA affects the lining of joints, causing a painful swelling that can eventually result in bone erosion and joint deformity. It also leads to stiffness and redness in the joints. RA may also have general effects such as fatigue and cause damage to organs, such as the lungs and the cardiovascular system. Uncontrolled RA also is associated with substantial morbidity and mortality.

We estimate that global sales of RA therapies was more than $12 billion in 2012 and will grow to $15 billion by 2016.

Current Therapies

Methotrexate, or MTX, is an immunosuppressive drug initially developed for cancer and was approved for treatment of RA in 1988. MTX continues to play a role in first-line therapy for the approximately 50% of RA patients who initially respond to MTX, even though it is associated with side-effects including nausea, abdominal pain and serious lung and liver toxicities. A major advancement in treatment of RA began in 1998 with the approval of the first biologic therapy. Biologic therapies involve the use of antibodies or other proteins produced by living organisms to treat disease and represent a significant improvement in patient care. Biologic therapy of RA is currently dominated by the anti-TNF class, which, when administered in combination with MTX, reduces inflammation and structural damage to the joints. There is increasing recognition that treating patients with biologic therapy early on in the course of their disease delays irreversible structural damage to joints. Since anti-TNFs came on the market, their utilization has increased and they have changed the treatment paradigm for RA.

Current Treatment Paradigm. Anti-TNFs are currently the standard of care for first- and second-line biologic therapies for RA patients who have an inadequate response to MTX alone. Anti-TNFs are often prescribed in combination with MTX for those inadequate responders who are able to tolerate MTX. Anti-TNFs have shown benefit in reducing both symptoms of RA and joint destruction. However, there is a significant need for therapies that deliver a greater degree of efficacy than anti-TNFs, given both the debilitating symptoms and irreversible joint damage caused by RA. Approximately one-third of RA patients do not adequately respond to anti-TNFs and are typically referred to as anti-TNF inadequate responders. In addition, anti-TNFs are associated with low rates of disease remission and the response to these agents is not typically durable. As a result, anti-TNFs lead to therapeutic cycling, where an anti-TNF inadequate responder is switched to another anti-TNF. A significant number of patients treated with an anti-TNF will be cycled to their second and third anti-TNF within 24 months of anti-TNF therapy initiation. Therapeutic cycling is a serious issue for patients because the efficacy of each successive drug is not known typically for several months, which contributes to progression of disease and continued irreversible structural joint damage. The ACR recently recommended a higher goal for treatment of RA that focuses on achieving remission or if remission cannot be achieved, low disease activity.

Other New Therapies. Genentech’s Actemra, an anti-IL-6 receptor antibody, BMS’s Orencia, a CTLA4Ig Fc fusion protein, Biogen Idec and Genentech’s Rituxan, an anti-CD20 antibody, and Pfizer’s tofacitinib, an oral JAK kinase inhibitor, are all approved for use in RA patients. All except tofacitinib, which was recently approved in November 2012, have reported annual sales of approximately $900 million or greater. They all may be used as second-line or third-line therapies in the TNF inadequate responder population. Orencia was recently shown to be non-inferior to Humira in terms of ACR20 efficacy in a head-to-head trial, which may drive more use as first-line biologic therapy. Based on reported sales, tofacitinib has had low uptake to date, which we believe is due in part to its safety profile, and it was rejected at all dose levels by the European Medicines Agency.

Future Treatment Paradigm. Unlike the approach taken by the other biologic therapies under development for the anti-TNF inadequate responders, BMS is seeking to position Clazakizumab as an option for first-line biologic therapy for RA. We believe that a new biologic therapy that demonstrates superior disease control to an anti-TNF and has strong durability presents an opportunity to change the current treatment paradigm to one of first-line use of biologics that have the potential to stop disease progression in more patients. The following diagram depicts the current and our anticipated future treatment paradigm of treating patients with a goal of achieving remission or lowest possible disease activity.

Measurements of RA Disease. The severity of RA disease can be assessed using several indices as recommended by ACR: the ACR criteria, the DAS28 and the CDAI.

The ACR criteria measures improvement in tender or swollen joint counts and includes other parameters which take into account the patient’s and physician’s assessment of disability. These clinical disease activity parameters are combined to form composite percentages of clinical response that are known as ACR20, ACR50, and ACR70. An ACR20 score represents a 20% improvement in these criteria and is considered a modest improvement in a patient’s disease. The ACR20 is currently the regulatory bar by which new therapeutics in RA are approved by the FDA. An ACR50 score and ACR70 score represents a 50% and 70% improvement in the clinical response criteria, respectively, and are considered evidence of clinically meaningful improvements in a patient’s disease. We believe physicians are looking for agents which deliver at least an ACR50 or ACR70 level of benefit to their patients.

Two other highly discriminating scoring systems for RA include the Disease Activity Score, or DAS, and the Clinical Disease Activity Index, or CDAI. As with the ACR score, both the DAS28-CRP and the CDAI are composite indices that quantify a patient’s degree of improvement. The DAS provides a number between zero and 10, indicating how active the RA is at that moment. A patient who has a DAS28-CRP score of less than 2.6 is considered to have achieved disease remission. The CDAI has range from 0 to 76. A patient is considered to be in CDAI remission if they have a CDAI score of equal to or less than 2.8. With each measure, remission means the patient experiences little or no disease activity and is the ultimate objective for every RA patient.

Today the efficacy bar for treatment success is moving: rather than being satisfied with modest improvements in disease activity, such as an ACR20, the ACR has set low disease activity and remission as the new target for RA therapies. These more stringent outcomes can be assessed using newer measures such as ACR70, DAS28-CRP remission and CDAI remission.

Comparative Efficacy. We believe the current approved anti-TNFs and non-anti-TNFs have demonstrated in clinical trials, broadly, similar efficacy based on ACR and DAS28 scores, when used in combination with MTX, which is standard of care. The following table compares data from representative anti-TNFs, the leading non-anti-TNF, Orencia and the only approved IL-6 agent, Actemra.

Response and Remission Rates in Methotrexate Inadequate Responders at Six Months (Placebo + MTX Response in Brackets)
		Response Rates (%)			Remission Rates (%)
		ACR20	ACR50	ACR70	DAS28 <2.6
Representative Approved Anti-TNFs	Humira + MTX	68 (39)	49 (18)	19 (7)	23.7
	Remicade + MTX	59 (42)	37 (20)	24 (9)	25.2
	Enbrel + MTX	71 (27)	39 (3)	15 (0)	30

Representative Approved Non-anti-TNFs	Orencia + MTX	68 (40)	40 (17)	20 (7)	Not Reported
	Actemra + MTX (anti-IL-6R)	59 (27)	44 (11)	22 (2)	16.3

Our Solution

Together with BMS, we believe there is an opportunity to position Clazakizumab as an option for first-line biologic therapy for the treatment of RA by demonstrating superior disease control rates versus a biologic standard of care in Phase 3 trials. In the completed Phase 2b clinical trial, the ACR70 and rates of disease remission of Clazakizumab and Humira were:

		Remission Rates (%)
	ACR70 (%)	DAS28-CRP < 2.6	CDAI ≤2.8
Clazakizumab 25mg + MTX	27.1	49.2	15.3
Clazakizumab 100mg + MTX	38.3	41.7	20.0
Clazakizumab 200mg + MTX	30.0	41.7	20.0
Humira + MTX	18.6	23.7	8.5

ACR70 and remission rates were not specified as primary endpoints in the Phase 2b trial so an additional trial would be needed to confirm these findings.

We believe demonstrating superior disease control rates for Clazakizumab versus a biologic standard of care in a head-to-head trial would be valued by physicians who are choosing the best first-line RA therapy for their patients.

Other IL-6 Inhibitors in Development

There have been two main approaches to targeting IL-6 biology, targeting the ligand or the receptor. Clazakizumab targets the ligand. Because the concentration of IL-6 receptor is 1000-fold higher than the ligand, we believe by targeting the ligand we may be able to disrupt IL-6 biology by administering relatively low levels of drug.

Late Stage IL-6 Inhibitors

Compound	Company	Target	Formation	Dosing	Stage of Development	Usage	Clinical Program

Sarilumab	Regeneron / Sanofi	Receptor	Subcutaneous	Q2 week	Phase 3	With MTX	DMARD-IR and Second-line after anti-TNF

Sirukumab	Janssen J&J / GSK	Ligand	Subcutaneous	Q2 week / Q4 week	Phase 3	With MTX	DMARD-IR and Second-line after anti-TNF and monotherapy

Clazakizumab	BMS	Ligand	Subcutaneous	Q4 week	Phase 2b	With MTX	First-line and DMARD-IR

Clinical Trials

To date, an aggregate of nine human clinical trials of Clazakizumab have been conducted or initiated by BMS and us, collectively involving over 1,000 patients, including Phase 1 and Phase 2 trials in healthy volunteers and patients with RA, PsA and cancer. In general, the safety profile of Clazakizumab has been the same or better than other RA therapies and is consistent with the known pharmacology of an IL-6 inhibitor. We believe these trials have also demonstrated that Clazakizumab has the potential to be superior to Humira.

Completed Phase 2b Clinical Trial in RA. BMS has completed a randomized, double-blind, placebo-controlled, dose-ranging trial including Humira as an active comparator. Approximately 418 patients were randomized to one of seven treatment arms: five Clazakizumab doses (three in combinations with MTX, two monotherapy), placebo in combination with MTX, and Humira in combination with MTX. Patients were dosed monthly for 24 weeks with a 24 week extension and open-label extension as well at a common fixed dose. Patients randomized to Clazakizumab monotherapy received MTX after week 24. The primary objective of the trial was to compare the efficacy of Clazakizumab versus placebo on a background of MTX as assessed by ACR20 response rates.

The trial met the primary endpoint with a greater proportion of patients achieving an ACR20 response at week 12 in all Clazakizumab treatment arms as compared to placebo, in combination with MTX. At week 24, all Clazakizumab treatment groups and the Humira treatment group had numerically higher percentage of patients achieving an ACR20, ACR50 and ACR70 score. In addition, remission rates as judged by a DAS28-CRP score < 2.6 or CDAI score ≤ 2.8 were numerically favorable to placebo in all treatment groups.

Response Rates and Remission Rates in BMS’s Phase 2b Trial at 24 Weeks

	Number of Patients	Response Rates(%)			Remission Rates(%)
Treatment Arm		ACR20	ACR50	ACR70	DAS28- CRP < 2.6	CDAI ≤ 2.8
Placebo + MTX	61	39.3	18.0	6.6	13.1	1.6
Claza 25 mg + MTX	59	83.1	47.5	27.1	49.2	15.3
Claza 100 mg + MTX	60	63.3	45.0	38.3	41.7	20.0
Claza 200 mg + MTX	60	66.7	43.3	30.0	41.7	20.0
Claza 100 mg + placebo	60	58.3	36.7	16.7	28.3	6.7
Claza 200 mg + placebo	59	57.6	33.9	25.4	35.6	6.8
Humira + MTX	59	67.8	49.2	18.6	23.7	8.5

The safety profile of Clazakizumab at 24 weeks exhibited rates of adverse events that were similar across all Clazakizumab arms (ranging from 83.1% to 96.7%), compared to 59% and 74.6% for the MTX and Humira arms, respectively. The rates of serious adverse events, or SAEs, ranged from 8.3% to 13.6% in the Clazakizumab arms versus 3.3% for MTX and 5.1% for Humira + MTX. The most frequent SAEs were serious infections. Rates of serious infections ranged from 1.7% to 5.1% in the Clazakizumab arms versus 0% for MTX and 3.4% for Humira + MTX. Additionally, the Clazakizumab arms exhibited increases in mean total cholesterol without changes in HDL/LDL ratio, increases in hemoglobin, increases in liver function tests and decreases in neutrophils, a type of white blood cell, and platelets, which are expected from IL-6 inhibition. Clazakizumab arms also exhibited low rates of immunogenicity and lacked serious infusion reactions.

Completed Phase 2a Clinical Trial in RA. Efficacy and remission rates of Clazakizumab in the Phase 2a trial conducted by us and the Phase 2b trial conducted by BMS are consistent. In addition, the safety profile for Clazakizumab in both trials was consistent. Prior to our collaboration agreement with BMS, we assessed the clinical efficacy of Clazakizumab in moderate to severe RA in a parallel-group, double-blind, randomized, placebo-controlled, 16 week trial. Clazakizumab was administered intravenously in patients with active RA with an inadequate response to MTX. A total of 132 patients were enrolled, of which 127 received at least one dose of trial drug and 116 received two doses of trial drug. Patients were randomized to receive two intravenous infusions of Clazakizumab 80, 160, 320 mg or placebo on day one and at week eight. In all treatment groups, patients continued to take a stable dose of MTX. The demographic and other baseline characteristics were balanced across treatment groups. The trial met the primary endpoint with a greater proportion of patients achieving an ACR20 response at week 12, with 81.3%, 70.6%, and 82.1% of patients in the Clazakizumab 80, 160, and 320 mg groups, respectively, compared with 27.3% in the placebo group (p>0.0005 for each comparison to placebo). A greater proportion of patients in the Clazakizumab groups compared with placebo also achieved ACR50 and ACR70 responses. Furthermore, there were additional incremental increases in ACR50 and ACR70 response rates between weeks 12 and 16. In this trial, the “p” values were statistical calculations to determine whether the effects of Clazakizumab were significant in comparison to placebo based on pre-specified statistical targets. We specified that any result less than p=0.05 would be significant.

Response Rates and Remission Rates in Our Phase 2a Trial at 16 Weeks

	Number of Patients	Response Rates(%)			Remission Rates(%)
Treatment Arm		ACR20	ACR50	ACR70	DAS28- CRP < 2.6
Placebo + MTX	33	36	15	6	0

Claza 80 mg IV every 8 wks + MTX	32	75 (p=0.0026)	41 (p=0.028)	22 (p=0.082)	13.8 (p=0.002)

Claza 160 mg IV every 8 wks + MTX	34	65 (p=0.028)	41 (p=0.029)	18 (p=0.258)	28.1 (p=0.0001)

Claza 320 mg IV every 8 wks + MTX	28	82 (p=0.005)	50 (p=0.005)	43 (p=0.0015)	44 (p=0.0001)

Ongoing Clinical Trials in RA. BMS is conducting a Phase 2b, dose-ranging clinical trial of Clazakizumab designed to determine the safety and efficacy of Clazakizumab in RA patients who are anti-TNF inadequate responders. Approximately 140 patients taking background MTX will be enrolled and randomized to one of four dose groups: 1, 5, 25 mg Clazakizumab or placebo. Patients will receive monthly subcutaneous injections. The primary objective of the trial is to compare the efficacy of Clazakizumab plus MTX in reducing signs and symptoms of RA as assessed by change in the baseline DAS28-CRP at 12 weeks of treatment. Subject to successful completion of this clinical trial, we anticipate that BMS would plan to initiate Phase 3 clinical trials with Clazakizumab. We filed an IND for Clazakizumab in November 2008, which was subsequently transferred to BMS. BMS filed an IND for Clazakizumab in May 2011. Both INDs remain active.

Other Indications

We believe that Clazakizumab has the potential for further development as a therapeutic agent for one or more additional diseases where high levels of IL-6 are believed to play a role, such as PsA and CKD. Pursuant to our agreement with BMS, responsibility for all clinical and other product development activities and for manufacturing Clazakizumab outside of cancer has been transferred to BMS.

Psoriatic Arthritis. PsA is a form of arthritis that affects some people who have psoriasis, a skin condition characterized by red patches of skin topped with silvery scales. PsA often strikes earlier in life than RA, affecting patients as early as their 20s. Most PsA patients have concurrent joint pain, stiffness and swelling, as well as skin lesions. PsA is clinically distinct from RA, but causes similar significant morbidity and mortality. Despite the relatively small PsA incidence, the worldwide sales of PsA biologic therapies totaled $1.7 billion in 2011, with anti-TNFs representing 89% of the market. By contrast to RA, there are only three anti-TNF therapies approved for the treatment of PsA: Enbrel, Humira and Simponi. Anti-TNFs are ineffective for approximately 33% of PsA patients and an additional 20% of PsA patients become anti-TNF inadequate responders over time, resulting in therapeutic cycling and joint destruction. PsA patients have fewer options for follow-on treatment than RA patients.

BMS is conducting a Phase 2b, dose-ranging clinical trial of Clazakizumab in PsA that is designed to determine the safety, efficacy and dose response of Clazakizumab in patients with active PsA who have had an inadequate response to nonsteroidal anti-inflammatory drugs and non-biologic disease-modifying anti-rheumatic drugs, or DMARDs. Approximately 150 patients taking a stable dose of background MTX are being randomized to one of four dose groups: 25, 100, or 200 mg Clazakizumab or placebo. Patients receive monthly subcutaneous injections for six months. The primary objective of the trial is to compare the efficacy of Clazakizumab in reducing the signs and symptoms of PsA as assessed by ACR20 response rates. BMS initiated the trial in December 2011 and expects to present data from the trial by December 2014.

Chronic Kidney Disease. CKD refers to a disease characterized by progressive and irreversible decline of renal function. In the United States, there are 26 million adults who have CKD. In CKD, chronic inflammation and IL-6 play an important destructive role in the disease. High levels of IL-6 have been used as a predictor of disease severity. The National Institutes of Health is planning a trial to investigate Clazakizumab in CKD patients.

Other Prior Clinical Trials. We have completed five clinical trials in cancer indications where tumors secrete high levels of IL-6, which may promote resistance to treatment, increase the rate of metastatic spread, and lead to anemia, fatigue and weight loss. One hundred ninety-eight patients have received at least one dose of Clazakizumab in these trials. Clazakizumab has a safety profile in cancer patients comparable to the safety profile in the auto-immune patients studied to date. We currently hold an IND for Clazakizumab for the treatment of cancer, which was submitted in October 2010 and is inactive. Due to our prioritization of our ALD403 program, we are not currently pursuing further development of Clazakizumab in cancer at this time. We may resume development of Clazakizumab in cancer indications in the future.

Preclinical Pipeline

We are actively working to expand our antibody therapeutic pipeline in opportunities where our technology provides favorable development advantage in areas of unmet medical need, seeking both first-in-class and best-in-class therapeutics. We prioritize targets that meet the criteria of either genetic validation or clinical demonstration that they play a central role in the disease state. We are currently evaluating four programs with the view of advancing at least one candidate into the clinic in 2015. These potential candidates represent diverse opportunities in indications that may be eligible for orphan designations and/or indications where monoclonal antibodies have not previously played a role in the treatment paradigm such as our ALD403 program for migraine prevention.

Technology Platform

We have developed a proprietary antibody platform to select antibodies that not only maximizes efficacy, but also speed of onset and durability of therapeutic response. In addition, our ability to efficiently manufacture antibodies allows us to target diseases that traditionally have not been addressed by antibodies. Our antibody platform accomplishes this by utilizing three technologies:

•	ABS, which allows us to discover antibodies that are optimized for therapeutic efficacy;

•	rabbit humanization, which allows us to limit side-effects and maximize durability; and

•	MabXpress, which allows us to efficiently and reproducibly manufacture large quantities of antibodies.

We also believe these technologies allow us to address a number of critical development priorities early, thereby reducing our development cost and timeline.

Antibody Discovery and Candidate Selection Technology

Antibodies are produced by the immune system in humans and other warm-blooded animals. They are naturally generated to help defend and protect from disease and infections. Antibodies are produced and secreted by specialized antibody producing cells called B cells. Traditionally, rodents have been used as the source of therapeutic antibodies. To find these antibodies, we remove the B cells from the spleen and fuse to a cancer cell. The combined cancer and B cell, or a “hybridoma,” is able to live longer than normal B cells would alone. Generally, this process has trouble recovering the desired therapeutic antibody due to its low efficiency. Collectively this limits the ability to identify high-quality antibody therapeutics with optimal therapeutic properties.

We discover all of our product candidates in-house with a technology we call ABS. As a precursor to discovery, we choose to target freely-circulating proteins, such as ligands, which are critical to the disease biology and are part of well understood disease pathways. We believe this strategy can lead to fewer drug doses at lower concentrations, while potentially minimizing off target activity and associated side-effects. The clinical relevance of these proteins is highly validated by prior scientific or clinical research.

Our ABS technology has been successfully applied to a wide cross section of therapeutic targets that range from small biologically active peptides to more traditional monoclonal antibody targets. ABS allows us to rapidly evaluate all the B cells in a host and identify the key subset of cells that produce the antibody responsible for the desired therapeutic effect. We believe one of our competitive advantages is our proprietary method to keep these B cells alive while we exhaustively screen them. This is an iterative process that allows us to identify the rare antibodies that possess the ideal qualities needed to be a successful therapeutic, for example manufacturability, therapeutic stability, durability and favorable safety.

Our Antibody Selection Process

Our ABS technology has been applied in all our preclinical and clinical programs and led to the selection of our two lead product candidates, ALD403 and Clazakizumab. We also use our ABS technology to provide bio-analytical support for all our product candidates in the clinic.

Antibody Humanization and Therapeutic Design

Antibodies derived from non-human sources elicit a natural rejection response, and if left unchanged when injected into humans, are removed rapidly and quickly lose their therapeutic effect. Common sources of antibodies include mice and rats, which have antibodies that are structurally different from humans and need to be altered to be more human-like.

Historically it is a complex and difficult undertaking to convert rodent antibodies into human therapeutics that retain all the original rodent antibody properties. This is a highly iterative process that is both time and labor intensive and is fraught with significant failure.

We have pioneered the use of rabbit antibodies as the starting materials for our product candidates. Compared to rodent antibody humanization, our rabbit antibody humanization results in more human-like antibodies that maintain their original properties and are faster to produce. As a result, our process requires fewer iterations to complete humanization. Using our proprietary technology, we consistently generate antibody therapeutics that are greater than 95% human in terms of their sequence content. However, unlike fully-human antibodies, we specifically design our antibodies to lack certain sugars in order to further minimize the body’s recognition of such antibodies as foreign, thereby limiting infusion reactions, as well as maximizing durability of the therapeutic response. Our technology results in product candidates that are well-tolerated by patients.

MabXpress Protein Expression

Historically, commercial manufacturing of large molecule proteins has posed a number of significant challenges. In particular, the ability to efficiently, from a time and cost perspective, manufacture biologics has been a bottleneck to the development and successful commercialization of these types of molecules. Furthermore, these inefficiencies have created a barrier to the use of biologics for certain therapeutics. We express complex molecules like monoclonal antibodies in a simple microorganism with our technology we call MabXpress. MabXpress addresses the previous inefficiencies in manufacturing, which we believe may allow us to target diseases that traditionally have not been addressed by antibodies.

MabXpress is based on the expression of recombinant polypeptides including antibodies in diploid Pichia pastoris host yeast strains. Recombinant polypeptides are manipulated forms of natural proteins generated through the use of various molecular techniques to produce large quantities of proteins. Pichia pastoris has been widely used in commodity production, such as Purafine, a product that is commonly used in waste water treatment. Pichia pastoris yields rapid production cycles, excellent scale-up characteristics and success in production runs at up to 160,000 liters scale. This yeast strain is currently used to produce non-antibody therapeutic proteins approved by the FDA, and which may provide an established framework for regulatory approval for our product candidates.

We employ MabXpress to produce our product candidates, because it offers distinct time, scale and viral clearance advantages over traditional mammalian cell culture approaches, such as Chinese Hamster Ovary, or CHO, as depicted in the table below.

Production Advantages of Using MabXpress

Characteristics	Pichia Pastoris	CHO
Cell line manufacture and release	Up to 1 month	6-9 months

Fermentation cycle time	5-7 days	15-30 days

Maximum scale of production	Up to 160,000 liters	Up to 25,000 liters

Viral clearance and validation of viral clearance	Not Applicable	3-6 months

We have pioneered the use of this yeast to produce full-length therapeutic antibodies, which are the core products of our business. The purification process makes use of industry standard methods, and has been scaled to a commercial level for Clazakizumab. These antibodies have been engineered to enhance the fundamental properties of the product candidate. The process results in antibody products which are similar from lot to lot and we specifically design our antibodies to lack certain sugars in an effort to minimize the body’s recognition of such antibodies as foreign, and to improve product half-life thereby limiting infusion reactions as well as maximizing durability of the therapeutic response.

During product candidate selection, we consider manufacturing attributes including efficiency, product stability, homogeneity and scalability to commercial levels. We also select multiple back up antibodies all compatible with the final product candidate profile. This supports rapid and successful delivery of product candidate supply and if an unforeseen production or stability problem emerges, we are able to more efficiently transition to an alternate antibody. We have successfully implemented MabXpress in multiple contract manufacturing facilities throughout the world. Upon successful transfer and subject to availability, our contract manufactures’ facilities can execute production runs in days compared to the weeks required by traditional mammalian production.

Collectively, our proprietary technologies enable rapid progression into human clinical trials. We were able to bring each of our two product candidates, ALD403 and Clazakizumab, from discovery initiation against the disease target to dosing of patients in clinical trials in 20 months.

Intellectual Property

Our success will significantly depend upon our ability to obtain and maintain patent and other intellectual property and proprietary protection for our product candidates and antibody platform. For the specific antibody product candidates in all of our programs, we seek to protect the candidate antibody and variants thereof, compositions containing the antibody, methods of manufacturing the antibody, and the use of the antibody in treating human disease conditions where we or BMS are actively pursuing, or contemplate pursuing regulatory approval permitting the marketing of the antibody for use as a human therapeutic agent. In addition to pursuing patent protection for our key technologies, we rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position.

We seek to protect our proprietary information, in part, by using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees and selected consultants. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to protect competitive advantages. For more information, see the section of this prospectus titled “Risk Factors—Risk Related to Intellectual Property.”

Clazakizumab

Our patents and patent applications relating to Clazakizumab have been broadly filed worldwide. Many of these applications have issued in the United States and other countries and will expire between 2028 and 2031, or later if patent term extension applies.

We hold one U.S. patent with granted claims directed to the Clazakizumab antibody and compositions containing the Clazakizumab antibody. This patent will expire in 2028 or later if patent term extension applies.

We hold one U.S. patent with granted claims directed to nucleic acids encoding Clazakizumab and methods of use thereof to produce this antibody. This patent will expire in 2028.

We hold nine U.S. patents with granted claims broadly or specifically directed to the use of Clazakizumab and variants thereof, alone or in combination, to treat or prevent human disease conditions associated with elevated IL-6. These patents will expire between 2028 and 2030, or later if patent term extension applies.

ALD403

Our patent applications relating to ALD403 have also been broadly filed worldwide. If these applications issue as patents, they are estimated to expire in 2032.

We own, or co-own with exclusive rights, three patent families related to ALD403. Each family contains one pending U.S. patent application, one international (PCT) application, and various foreign counterpart applications with claims directed to compositions and methods of using ALD403 and variants thereof, alone or in combination to treat or prevent various human diseases and conditions associated with elevated CGRP. Patents based on these applications, if granted, are expected to expire in 2032.

We have full ownership of the first ALD403 patent family, which relates to ALD403 compositions and methods for treating or preventing various human disease conditions associated with elevated CGRP.

We are the co-owner and exclusive licensee of the second ALD403 patent family, which relates to ALD403 compositions and methods for treating or preventing various human disease conditions associated with photophobia or light aversion.

We are the co-owner and exclusive licensee of the third ALD403 patent family, which relates to ALD403 compositions and methods for treating or preventing various other human disease conditions associated with diarrhea.

Technologies

We hold two U.S. patents; one allowed U.S. patent application and numerous foreign patents related to MabXpress. Our MabXpress patents and patent applications relate to the expression of heteropolymeric polypeptides, such as antibodies, in Pichia. These patents will expire between 2024 and 2026.

We have sought patent protection for our antibody discovery method, of which four foreign patents have been granted, and one pending U.S. application and seven foreign applications are under examination. These foreign patents will expire in 2027. A patent based on the U.S. application, if issued, is expected to expire in 2027.

We also have sought patent protection for our proprietary method of humanizing rabbit antibodies. Three of these patents have been granted in foreign territories and two U.S. and thirteen pending foreign patent applications are under examination. These foreign patents will expire in 2028. Patents based on the U.S. applications, if issued, are expected to expire in 2028. Patents based on the foreign applications, if issued, are expected to expire between 2028 and 2032.

We also hold one granted U.S. patent claiming a yeast promoter sequence useful in the MabXpress technology. This patent will expire in 2027.

Early Stage Programs

All programs where there is a potential at a later stage to transition into clinical candidate nomination are covered by pending U.S. (non-provisional or provisional), international (PCT) or directly filed foreign patent applications. There are currently 12 U.S. patent applications that support these programs, and in some instances corresponding PCT and/or foreign counterpart applications have been filed.

Technology Licenses

Keck Graduate Institute of Applied Life Sciences

In October 2004, we entered into a license agreement with Keck Graduate Institute of Applied Life Sciences, or Keck, under which we obtained an exclusive, worldwide license to Keck’s patent rights in certain inventions, or the Keck patent rights, and technology or the Keck technology, related to production and optimization of antibodies in yeast, including certain patents relating to our ABS and MabXpress technologies. Under the license agreement, we are permitted to research, develop, manufacture and commercialize products utilizing the Keck patent rights for all research and commercial uses, and to sublicense such rights. Keck retained the right, on behalf of itself and other non-profit institutions, to use the Keck patent rights and Keck technology for educational and research purposes and to publish information about the Keck patent rights and to further use the Keck technology for purposes other than production and optimization of antibodies in yeast.

In consideration for the rights granted to us under the license agreement, we issued Keck an aggregate of 40,000 shares of our common stock. As additional consideration, we are required to pay an annual license maintenance fee during the term of the agreement.

The license agreement requires that we use commercially reasonable efforts to develop and commercialize one or more products that are covered by the Keck patent rights. We may terminate the license agreement upon 30 days’ notice to Keck. Either party may terminate the license agreement in the event of material breach of the license agreement which remains uncured after 90 days of receiving written notice of such breach. Absent early termination, the license agreement will automatically terminate on a country-by-country basis upon the expiration date of the longest-lived patent right included in the Keck patent rights.

Other

We also license intellectual property from certain other parties that we believe to be useful for the conduct of our business and may enter into additional license agreements in the future.

Collaboration Agreement with Bristol-Myers Squibb

In November 2009, we entered into a collaboration agreement with BMS. Under the terms of the agreement, BMS received an exclusive worldwide license for any human or animal use of Clazakizumab other than for cancer, and has agreed to use diligent efforts to develop Clazakizumab for at least one indication in the United States, one of the five major countries in Europe, and Japan and to commercialize Clazakizumab in each of these countries subject to regulatory approval in them. We do not have any obligation to fund any of these BMS activities. Pursuant to the agreement, we received a $85.0 million upfront payment and an aggregate of $18.5 million milestone payments from BMS.

As additional consideration, we may become eligible to receive up to approximately $746 million in additional milestone payments if certain development and regulatory milestones are achieved by BMS for

Clazakizumab across multiple indications. If Clazakizumab is successfully commercialized, BMS is obligated to pay us tiered royalties starting in the mid-teens up to 20%, depending upon the volume of Clazakizumab sales, and subject to certain reductions tied to patent expiration, and up to $500 million if certain sales-based milestones are achieved. Milestone payments are triggered upon the initiation of clinical trials or the completion of various stages of the regulatory approval process for each of the first three indications for Clazakizumab, with reduced milestone payments if achieved by certain backup antibodies to Clazakizumab, with the final milestones reached upon approval in the United States, three major European markets, and Japan. Royalties for Clazakizumab will continue on a country-by-country basis during the term of our or BMS’s patent rights in such country that are applicable to Clazakizumab and may extend beyond the expiration of such patents, depending on the timing of patent expiration relative to product launch.

Unless earlier terminated, the agreement continues in effect until the expiration of BMS’s royalty payment obligations. BMS may terminate the agreement without cause in its entirety, or on a region-by-region basis, upon four months advance written notice prior to regulatory approval of Clazakizumab in such region, or six months advance written notice after regulatory approval in such region. In addition, BMS may terminate the agreement in its entirety upon written notice if BMS has a safety concern regarding Clazakizumab. Either party may terminate on a region-by-region basis for the other party’s material breach of the agreement which is not cured by the end of the applicable cure period, which period is 30 days for a payment breach by BMS, six months for a diligence efforts breach by BMS and 90 days for all other material breaches by either party. In the event of termination by us for material breach by BMS or termination by BMS without cause, BMS would be required to transfer to us certain clinical data and regulatory materials related to Clazakizumab, use diligence efforts to provide us with an interim supply of Clazakizumab and grant to us a limited, exclusive license to BMS’s patent and other intellectual property rights pertaining to Clazakizumab. In such event, we would be required to pay to BMS a low single to mid single digit royalty on net sales depending on development stage at the time of such termination.

We retain worldwide rights to develop and commercialize Clazakizumab in cancer, subject to BMS’s option to co-develop Clazakizumab for cancer and commercialize Clazakizumab outside the United States. Although we have completed five clinical trials in cancer indications to date, we have suspended further development of Clazakizumab in cancer due to prioritization of our ALD403 program.

Under the agreement, we also granted BMS the option to purchase shares in this offering at the offering price up to the lesser of $20 million and 20% of the total number of shares being offered. If BMS does not exercise this option, then BMS is required to purchase the same number of shares in a private placement that is consummated concurrent with this offering, subject to certain conditions.

Manufacturing

We have adopted a manufacturing strategy of contracting with a variety of contract manufacturing organizations, or CMOs, within North America and Europe for the manufacture of ALD403 and future product candidates. This has enabled us to produce products under Good Manufacturing Process, or GMP, controls for our completed and planned clinical trials. A protocol of methods has been established at these manufacturers along with specific testing facilities to generate sufficient information to inform the appropriate regulatory authorities. We anticipate there will be continued interaction with additional CMOs as our product candidates advance and we seek to expand our access to larger production facilities to supply clinical trials and commercialization. We have identified multiple CMOs that we believe would be capable of implementing and validating the manufacturing process for ALD403.

Competition

The development and commercialization of new therapeutic products is highly competitive. Our success will be based in part on our ability to identify, develop and manage products that are safer, more efficacious and/or more cost-effective than alternative therapies. We face competition with respect to our current product candidates, and will face competition with respect to product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products, which are expected to become available over the coming years. Many of our competitors are large pharmaceutical companies that will have a greater ability to reduce prices for their competing drugs in an effort to gain market share and undermine the value proposition that we might otherwise be able to offer to payors.

Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of these competitors are attempting to develop therapeutics for our target indications.

ALD403

ALD403, if approved, will compete with beta blockers that are approved for prevention of high frequency and chronic migraine such as topiramate, marketed by Johnson & Johnson, propranolol, marketed by Wyeth, and sodium valproate, marketed by Divalproex. In addition, Botox, marketed by Allergan, is approved for the prevention of chronic migraine and commonly prescribed for high frequency migraine. We are also aware of several CGRP inhibiting therapies currently in development that could compete with ALD403, including therapies using antibodies similar to ALD403 that are being developed by Amgen, Lilly and Labrys. Furthermore, even though not as effective in treating high-frequency and chronic migraine, patients may be satisfied using cheaper generic abortive medications such as triptans, which could limit ALD403 market penetration in the migraine prevention marketplace.

Clazakizumab

Clazakizumab, if approved, will compete with other biologic therapies including anti-TNFs and non-anti-TNFs. Anti-TNFs include Humira, marketed by AbbVie, Enbrel, marketed by Amgen, and Remicade, marketed by Johnson & Johnson. Non-anti-TNFs include Orencia, a CTLA4Ig Fc fusion protein, marketed by BMS and Actemra, an IL-6 inhibitor, marketed by Genentech. In addition, we are aware of several other IL-6 therapies currently in development including Sarilumab which is being developed by Regeneron and Sanofi, and Sirukumab which is being developed by Johnson & Johnson and GSK. Unless BMS is able to demonstrate superior disease control to a biologic standard of care and position Clazakizumab as an option for first line biologic therapy, it will face significant competition in an increasingly crowded biologic therapy market. In addition, we expect that by the time Clazakizumab could enter the marketplace, there may be several anti-TNF biosimilars on the market. The entry of such products could potentially put pricing and access pressures on Clazakizumab.

The commercial opportunity for ALD403 or Clazakizumab could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, more convenient or less expensive than our product candidates or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in many cases insurers or other third-party payers seek to encourage the use of generic products.

We believe that ALD403 and Clazakizumab have potential benefits over these competitive products as described in more detail under “—Product Candidates—ALD403—Current Therapies” and “—Product Candidates—Clazakizumab—Current Therapies.” As a result, we believe that ALD403 and Clazakizumab should be well placed to capture market share from competing products if approved. However, even with those benefits, ALD403 and Clazakizumab may be unable to compete successfully against these products. See “Risk Factors — Risks Related to Our Business and the Development and Commercialization of Our Product Candidates.”

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of biopharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, import, export, safety, effectiveness, labeling, storage, distribution record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	submission of an investigational new drug application, or IND, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•

pre-approval inspection of manufacturing facilities for their compliance with current Good Manufacturing Practices, or cGMP, and selected clinical investigations for their compliance with Good Clinical Practices; and

•	FDA approval of a Biologics License Application, or BLA, to permit commercial marketing for particular indications for use.

The testing and approval process requires substantial time, effort and financial resources. Prior to commencing the first clinical trial with a product candidate, we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial by imposing a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development. Furthermore, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial commences at that center. Regulatory authorities or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase 1—Studies are initially conducted to test the product candidate for safety, dosage tolerance, absorption, metabolism and distribution.

•

Phase 2—Studies are conducted with groups of patients with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•

Phase 3—Clinical trials are undertaken in large patient populations to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product approval.

•

Phase 4—The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a product candidate and can provide important safety information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the biological characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

The results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of BLA. The submission of BLA requires payment of a substantial User Fee to FDA. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Once the BLA submission has been accepted for filing, the FDA typically takes one year to review the application and respond to the applicant, which can take the form of either a Complete Response Letter or Approval. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA approval of any BLA submitted by us will be at a time the FDA chooses. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. For a fast track product, the FDA may consider for review on a rolling basis sections of the BLA before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. A fast track designated product candidate may also qualify for priority review, under which the FDA reviews the BLA in a total of eight months rather than 12 months time.

The FDA may also accelerate the approval of a designated breakthrough therapy, which is a therapy that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a breakthrough therapy at the time of, or any time after, the submission of an IND. If the FDA designates a breakthrough therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the GMP regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the BLA.

The FDA closely regulates the marketing and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

Healthcare and Reimbursement Regulation

Our sales, promotion, medical education and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, other divisions of the Department of Health and Human Services and state and local governments. Our promotional and scientific/educational programs must comply with the anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act and similar state laws.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts.

Sales of pharmaceutical products depend significantly on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

In the European Union, or EU, member states require both regulatory clearances by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, marketing authorization applications may be submitted under either a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. It is compulsory for medicines produced by certain biotechnological processes. Because our products are produced in that way, we would be subject to the centralized process. Under the centralized procedure, pharmaceutical companies submit a single marketing authorization application to the EMA. Once granted by the European Commission, a centralized marketing authorization is valid in all EU member states, as well as the EEA countries Iceland, Liechtenstein and Norway. By law, a company can only start to market a medicine once it has received a marketing authorization.

Employees

As of December 31, 2013, we had 77 employees. Substantially all of our employees are in Bothell, Washington. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Bothell, Washington, where we lease 36,654 square feet of office and laboratory space pursuant to a lease agreement which expires in February 2017. This facility houses our research, clinical, regulatory, commercial and administrative personnel. We believe that our existing facilities are adequate for our near-term needs. We believe that suitable additional or alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 31, 2014:

Name	Age	Position
Randall C. Schatzman, Ph.D.	59	President, Chief Executive Officer and Director
John A. Latham, Ph.D.	54	Chief Scientific Officer
Mark J. Litton, Ph.D.	46	Chief Business Officer, Treasurer and Secretary
Jeffrey T.L. Smith, M.D., FRCP	54	Senior Vice President, Translational Medicine
Larry K. Benedict	53	Senior Vice President, Finance
Stephen M. Dow(3)	58	Chairman of the Board of Directors
Peter Bisgaard(2)	40	Director
Gary Bridger, Ph.D.(1)	51	Director
Aaron Davidson(2)	46	Director
A. Bruce Montgomery, M.D.(3)	60	Director
Deepa R. Pakianathan, Ph.D.(1)	49	Director
Heather Preston, M.D.(2)(3)	48	Director
Clay B. Siegall, Ph.D.(1)	53	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Randall C. Schatzman, Ph.D. Dr. Schatzman has served as our President, Chief Executive Officer and director since he co-founded the company, which commenced operations in January 2004. From 1999 to 2004, Dr. Schatzman served as Senior Vice President of Discovery Research at Celltech R&D, Inc., a wholly-owned subsidiary of Celltech Group plc, a biopharmaceutical company, where he led a group of scientists responsible for much of the therapeutic antibody pipeline for Celltech. From 1995 to 1999, Dr. Schatzman served as Director of Gene Discovery at Mercator Genetics Inc., a genomics company. From 1987 to 1995, Dr. Schatzman served as Section Leader at Roche Bioscience, previously Syntex Corp., a subsidiary of Roche Holdings Ltd., a biotechnology company, where he helped found the Cancer and Developmental Biology Institute. Dr. Schatzman holds a Ph.D. in Molecular Pharmacology from Emory University and a B.S. in Biochemistry from Purdue University.

We believe Dr. Schatzman is qualified to serve on our board of directors due to his extensive knowledge of our company and his extensive background in the biotechnology industry.

John A. Latham, Ph.D. Dr. Latham has served as our Chief Scientific Officer since he co-founded the company, which commenced operations in January 2004. From 1998 to 2004, Dr. Latham served as a director, senior director, and most recently as Vice President of Gene Function and Target Validation for Celltech Group plc. In 1994, Dr. Latham joined Darwin Molecular Corporation, a first-generation gene-to-drug biotechnology company, as a founding director, where he served from 1994 to 1998. Dr. Latham was one of the early scientists hired by Gilead Sciences, Inc., a biopharmaceutical company, and, from 1989 to 1994, he was a member of a core group established to exploit novel oligonucleotide-based technologies. Dr. Latham holds a Ph.D. in Biochemistry from Massachusetts Institute of Technology and a B.S. in Chemistry from Colorado State University.

Mark J. Litton, Ph.D. Dr. Litton has served as our Chief Business Officer, Treasurer and Secretary since he co-founded the company, which commenced operations in January 2004. From 1999 to 2004, Dr. Litton served as Vice President of Business Development for Celltech Group, where he was responsible for securing, commercializing and partnering numerous novel discoveries and therapeutic opportunities. In 1999, Dr. Litton joined Celltech Group as an employee of Chiroscience Group plc and was later promoted to Vice President

Business Development after Chiroscience’s merger with Celltech Group in 1999. From 1997 to 1999, Dr. Litton served as the Manager of Business Development for Ribozyme Pharmaceuticals Inc., currently Sirna Therapeutics, Inc., a biopharmaceutical company, where he helped form relationships with Eli Lilly and Company, Roche Bioscience and GlaxoWellcome plc, currently GlaxoSmithKline plc, a biopharmaceutical company. From 1991 to 1994, Dr. Litton served as a research associate for DNAX Research Institute, a research facility of Schering-Plough, now Merck & Co., a publicly-traded pharmaceutical company. Dr. Litton holds a Ph.D. in Immunology from Stockholm University, an M.B.A. from Santa Clara University and a B.S. in Biochemistry from the University of California, Santa Cruz.

Jeffrey T.L. Smith, M.D., FRCP. Dr. Smith has served as our Senior Vice President, Translational Medicine since 2012 and served in other senior management positions from April 2004 to 2012. From 1999 to 2004, Dr. Smith served as Senior Director of Medical Research for Celltech R&D, where he was responsible for planning and managing the CDP870 anti-TNF clinical trials for RA as well as several other key autoimmune clinical development programs. From 1997 to 1999, Dr. Smith served as Medical Director at Simbec Research Ltd., a contract research organization. From 1995 to 1997, Dr. Smith served as Head of Clinical Pharmacology at Hoechst Marion Roussel Ltd., a pharmaceutical company. From 1994 to 1995, Dr. Smith served as a Senior Clinical Physician at the Proctor and Gamble Company, a publicly-traded consumer products company, and from 1989 to 1994, he served as a Senior Research Physician in the clinical pharmacology department at Glaxo Research and Development Ltd., now a division of GlaxoSmithKline plc, a healthcare company. Dr. Smith holds an M.D. from the University of London and is a Fellow of the Royal College of Physicians in London.

Larry K. Benedict. Mr. Benedict has served as our Senior Vice President of Finance since January 2013 and prior to that served as our Vice President of Finance since June 2008. From 2000 to 2008, Mr. Benedict served in various positions at Seattle Genetics, Inc., a publicly-traded biotechnology company, most recently as Director of Finance and Controller. From 1998 to 2000, Mr. Benedict served as Chief Financial Officer at Sensible Solutions, Inc., a financial software consulting company. From 1997 to 1998, Mr. Benedict served as Finance Manager at SmithKline Beecham Clinical Laboratories, now Quest Diagnostics Incorporated. From 1990 to 1997, he held various finance roles at Bristol-Myers Squibb Company, a biopharmaceutical company. Mr. Benedict holds a B.S. in Accounting from Central Washington University.

Non-Employee Directors

Stephen M. Dow. Mr. Dow has served as a member of our board of directors since April 2005 and as our chairperson since September 2005. Mr. Dow has served as a General Partner with Sevin Rosen Funds, a venture capital firm, since 1983. During his time with Sevin Rosen Funds, Mr. Dow has served as a director on numerous boards of directors, both public and private. Mr. Dow currently serves on the board of directors of Citrix Systems Inc. and he previously served on the board of directors of Cytokinetics, Inc. from 1998 to 2013. Mr. Dow holds an M.B.A. and a B.A. in Economics from Stanford University.

We believe Mr. Dow is qualified to serve on our board of directors due to his diversity of experience in the development, financing and management of emerging technology and life sciences companies.

Peter Bisgaard. Mr. Bisgaard has served as a member of our board of directors since April 2012. Since 2009, Mr. Bisgaard has been employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, a Danish limited liability company. From 2001 to 2009, he was employed as a Partner in Novo A/S. From 1998 to 2001, Mr. Bisgaard served as a consultant with McKinsey & Co., a management consulting firm, where he focused on strategy development, mergers, acquisitions and alliances in various industries. Mr. Bisgaard serves as a director on numerous private company boards of directors. Mr. Bisgaard holds an M.Sc. from the Technical University of Denmark and has a post-graduate degree in Mathematical Modeling in Economics by the European Consortium for Mathematics in the Industry.

We believe Mr. Bisgaard is qualified to serve on our board of directors due to his extensive experience as an investor in, and director of, early stage biopharmaceutical and life sciences companies.

Gary Bridger, Ph.D. Dr. Bridger has served as a member of our board of directors since November 2013. Since January 2013, Dr. Bridger has served as the Executive Vice President of Research and Development at

Xenon Pharmaceuticals Inc., a biopharmaceutical company. Dr. Bridger serves as a Managing Director at Five Corners Capital Inc., which has been appointed to manage the remaining portfolio of biotechnology and technology investments of Ventures West Capital Management, a venture capital firm. Dr. Bridger served as a venture partner for Ventures West from June 2010 to June 2012. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development at Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. Dr. Bridger co-founded AnorMED Inc. in 1996 and served as its Chief Scientific Officer at the time of its acquisition by Genzyme Corporation in 2006. Dr. Bridger currently serves as a director on numerous private company boards of directors. Dr. Bridger also serves on the Scientific Advisory Board of Alectos Therapeutics Inc. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology.

We believe Dr. Bridger is qualified to serve on our board of directors due to his depth of experience in the biotechnology industry including as an investor and serving in numerous executive officer and director roles.

Aaron Davidson. Mr. Davidson has served as a member of our board of directors since June 2006. Since 2004, Mr. Davidson has served as a Managing Director of H.I.G. BioVentures and focuses on investment opportunities in the life sciences sector. Prior to 2004, Mr. Davidson served as a Vice President with Ventures West, a venture capital firm, with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly and Company, a publicly-traded pharmaceutical company, where he spent a decade in various management roles in the United States and Canada, including business development, strategic planning, market research and financial planning. Mr. Davidson currently serves as a director on numerous private company boards of directors and on the board of directors Novadaq Technologies Inc. Mr. Davidson previously served on the board of directors of Tranzyme Pharm, now Ocera Therapeutics Inc, until 2013. Mr. Davidson holds an M.B.A. from Harvard Business School and a Bachelor of Commerce from McGill University.

We believe Mr. Davidson is qualified to serve on our board of directors due to his substantial experience as an investor in early stage biopharmaceutical and life sciences companies, as well as his experience of serving on the board of directors for several biopharmaceutical companies.

A. Bruce Montgomery, M.D. Dr. Montgomery has served as a member of our board of director since October 2010. In 2010, Dr. Montgomery founded Cardeas Pharma and currently serves as its Chief Executive Officer. In 2001, he founded Corus Pharma and served as its Chief Executive Officer from 2001 through its acquisition in 2006 by Gilead Sciences. He continued on at Gilead post-acquisition until 2010 and served as Senior Vice President and Head of Respiratory Therapeutics, where he successfully led the approval of Cayston (aztreonam) as a treatment for cystic fibrosis patients. From 1993 to 2000, Dr. Montgomery held positions within the research and development group of PathoGenesis Corporation, a biotechnology company. From 1989 to 1993, Dr. Montgomery worked at Genentech, Inc., a biotechnology company. Dr. Montgomery currently serves on the board of directors of CytoDyn Inc., and he previously served on the board of directors of ZymoGenetics, Inc. from 2009 to 2010. Dr. Montgomery holds an M.D. and a B.S. in Chemistry from the University of Washington.

We believe Dr. Montgomery is qualified to serve on our board of directors due to his many years of research and development and executive management experience in the biotechnology industry, including overseeing the successful development of several approved products, including inhalable tobramycin and dornas alfa, or Pulmozyme.

Deepa R. Pakianathan, Ph.D. Dr. Pakianathan has served as a member of our board of directors since December 2007. Since 2001, Dr. Pakianathan has served as a Managing Member at Delphi Ventures, a venture capital firm focused on medical device and biotechnology investments. From 1998 to 2001, Dr. Pakianathan served as a Vice President in the healthcare group at JP Morgan Chase & Company, where she was involved in healthcare merger and acquisition transactions and public offerings for biotechnology companies. Dr. Pakianathan currently serves on the board of directors of Alexza Pharmaceuticals, Inc., Oncomed Pharmaceuticals, Inc. and Karyopharm Therapeutics, Inc. Dr. Pakianathan holds a Ph.D. and an M.S. from Wake Forest University, a B.Sc. from the University of Bombay, India and an M.Sc. from The Cancer Research Institute at the University of Bombay, India.

We believe Dr. Pakianathan is qualified to serve on our board of directors due to her experience as a venture capital investor in and director of multiple biotechnology companies, as well as her experience as a biotechnology investment banker.

Heather Preston, M.D. Dr. Preston has served as a member of our board of directors since December 2007. Since 2005, Dr. Preston has served as a Managing Director at TPG BioTech, a biotechnology venture capital firm. Prior to joining TPG BioTech, Dr. Preston served for two years as a medical device and biotechnology venture capital investor at JP Morgan Partners, LLC, a private equity firm. Prior to that, she was an Entrepreneur-in-Residence at New Enterprise Associates, a venture capital firm. From 1997 to 2002, Dr. Preston served as a leader of the pharmaceutical and medical products consulting practice at McKinsey & Co. in New York. Dr. Preston currently serves as a director on numerous private company boards of directors. Dr. Preston holds an M.D. from the University of Oxford and a B.S. in biochemistry from the University of London.

We believe Dr. Preston is qualified to serve on our board of directors due to her substantial experience as an investor in early stage biopharmaceutical and life sciences companies, as well as her experience at McKinsey & Co. advising large pharmaceutical companies.

Clay B. Siegall, Ph.D. Dr. Siegall has served as a member of our board of directors since November 2005. In 1998, Dr. Siegall co-founded Seattle Genetics, Inc. and currently serves as its President, Chief Executive Officer and Chairman of the Board of Directors. From 1991 to 1997, Dr. Siegall was with the Bristol-Myers Squibb Pharmaceutical Research Institute and the National Cancer Institute, National Institutes of Health from 1988 to 1991. In addition to Seattle Genetics, Dr. Siegall currently serves on the board of directors of Ultragenyx Pharmaceutical Inc. Dr. Siegall holds a Ph.D. in Genetics from George Washington University and a B.S. in Zoology from the University of Maryland.

We believe Dr. Siegall is qualified to serve on our board of directors due to his experience in founding and building Seattle Genetics, his significant executive leadership experience and his role overseeing the successful development of an approved product.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of nine members. Certain members of our board of directors were elected pursuant to the provisions of a voting agreement among certain of our major stockholders, as amended. Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares so as to elect as directors (1) one director designated by Sevin Rosen Fund IX L.P. (Mr. Dow); (2) one director designated by Ventures West 8 Limited Partnership (Dr. Bridger); (3) one director designated by H.I.G. Ventures (Mr. Davidson); (4) one director designated by Delphi Ventures (Dr. Pakianathan); (5) one director designated by TPG Biotechnology Partners II, L.P. (Dr. Preston); (6) one director designated by Novo A/S (Mr. Bisgaard); (7) the person serving as our chief executive officer, or if there is no such person, the person serving as the President of the company (Dr. Schatzman); and (8) two directors who are acceptable to the board of directors, are independent of the company and have relevant industry experience (Dr. Montgomery and Dr. Siegall). The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of nine members upon the closing of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Davidson, Dr. Montgomery and Mr. Dow, and their terms will expire at our annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Dr. Pakianathan, Mr. Bisgaard and Dr. Bridger, and their terms will expire at our annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Dr. Siegall, Dr. Preston and Dr. Schatzman, and their terms will expire at our annual meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the NASDAQ Stock Market LLC, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after listing.

Our board of directors has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including family relationships, our board of directors has determined that all of our board of directors except Dr. Schatzman, who is our president and chief executive, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. Following the closing of this offering, the charters for each of these committees will be available on our website at www.alderbio.com.

Audit Committee

Our audit committee consists of Mr. Davidson, Mr. Bisgaard and Dr. Preston. Our board of directors has determined that each of Mr. Davidson, Mr. Bisgaard and Dr. Preston are independent under NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our audit committee is Mr. Davidson. Our board has determined that each of Mr. Davidson, Mr. Bisgaard and Dr. Preston is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter that will become effective upon the closing of this offering:

•

reviewing disclosures by a prospective registered public accounting firm of relationships between such firm or its members and us or our personnel in financial oversight roles to determine independence of a prospective registered public accounting firm;

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance and assessing qualifications of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

considering and adopting clear policies regarding pre-approval by our audit committee of our employment of individuals employed or formerly employed by our independent registered accounting firm and engaged on our account;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•

reviewing and discussing with management and our independent registered accounting firm, our guidelines and policies with respect to risk assessment and risk management, any management or internal control letters, and any conflicts or disagreements regarding financial reporting, accounting practices of policies or other matters significant to our financial statements or the report of our independent registered accounting firm;

•

considering and reviewing with our management, our independent registered accounting firm, and outside counsel or advisors, correspondence with regulatory or governmental agencies and any published reports that may raise material issues regarding our financial statements or accounting policies;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters; and

•	reporting to our board of directors material issues in connection with our audit committee’s responsibilities.

Compensation Committee

Our compensation committee consists of Dr. Siegall, Dr. Bridger and Dr. Pakianathan. Our board of directors has determined that each of Dr. Siegall, Dr. Bridger and Dr. Pakianathan are independent under NASDAQ listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code. The chairperson of our compensation committee is Dr. Siegall.

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter that will become effective upon the closing of this offering:

•	determining the appropriate relationship of compensation to the market to achieve corporate objectives;

•

recommending to our board of directors for determination and approval the compensation and other terms of employment of our chief executive officer and his performance in light of relevant corporate performance goals and objectives;

•

reviewing and approving the compensation and other terms of employment of our executive officers (other than our chief executive officer) and other employees, and corporate performance goals and objectives relevant to such compensation, and assessing the attainment of the prior year’s corporate goals and objectives;

•

appointing, compensating, and overseeing the work of compensation consultants, independent legal counsel or any other advisors engaged for the purpose of advising the committee after assessing the independence of such person in accordance with applicable NASDAQ rules;

•	reviewing and recommending to our board of directors the compensation of our directors;

•

reviewing and recommending to our board of directors and administering the equity incentive plans, compensation plans, and similar programs advisable for us, as well as evaluating and approving modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	recommending to our board of directors compensation-related proposals to be considered at our annual meeting of stockholders;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement;

•

reviewing and discussing with management any conflicts of interest raised by the work of a compensation consultant or advisor retained by our compensation committee or management and how such conflict is being addressed, and preparing any necessary disclosure in our annual proxy statement in accordance with applicable SEC rules; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Dow, Dr. Montgomery and Dr. Preston. Our board of directors has determined that each of Mr. Dow, Dr. Montgomery and Dr. Preston are independent under NASDAQ listing standards. The chairperson of our nominating and corporate governance committee is Mr. Dow.

Our nominating and corporate governance committee makes recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. The nominating and corporate governance committee has the following responsibilities, among other things, as set forth in the nominating and corporate governance committee’s charter that will become effective upon the closing of this offering:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	overseeing and reviewing our processes and procedures to provide information to our board of directors and its committees;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that, following the closing of this offering, will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of this offering, the Code of Business Conduct and Ethics will be available on our website at www.alderbio.com. We intend to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of our company. None of our executive officers serve, or have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Non-Employee Director Compensation

We currently provide cash compensation to certain of our non-employee directors. From time to time, we have granted stock options to certain of our non-employee directors as compensation for their services. Dr. Schatzman, who is also an employee, is compensated for his service as an employee and does not receive any additional compensation for his service on our board of directors.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2013.

Name	Cash Compensation	Option Awards(1)	Total
Stephen M. Dow	$—	$—	$—
Peter Bisgaard	—	—	—
Gary Bridger, Ph.D.	—	—	—
Aaron Davidson	—	—	—
A. Bruce Montgomery, M.D	30,000	26,812	56,812
Deepa R. Pakianathan, Ph.D.	—	—	—
Heather Preston, M.D.	—	—	—
Clay B. Siegall, Ph.D.	30,000	26,812	56,812

(1)	The amounts in this column reflect the aggregate grant date fair value of each option award granted during the year, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 11 to our consolidated financial statements included in this prospectus. The table below lists the aggregate number of shares and additional information with respect to the outstanding option awards held by each of our non-employee directors.

Name	Number of Shares Subject to Outstanding Options as of December 31, 2013
Stephen M. Dow	—
Peter Bisgaard	—
Gary Bridger, Ph.D.	—
Aaron Davidson	—
A. Bruce Montgomery, M.D.	25,453
Deepa R. Pakianathan, Ph.D.	—
Heather Preston, M.D.	—
Clay B. Siegall, Ph.D.	70,903

In March 2014, our board of directors adopted a non-employee director compensation policy, which will be effective for all of our non-employee directors upon the closing of this offering, pursuant to which we will compensate our non-employee directors with an annual cash retainer. Each such director who is not affiliated with one of our principal stockholders will receive an annual base cash retainer of $40,000 for such service, to be paid quarterly. The non-executive chairperson of our board of directors will receive an additional annual base cash retainer of $20,000 for such service, to be paid quarterly.

The policy also provides that we compensate the members of our board of directors for service on our committees as follows:

•

The chairperson of our audit committee will receive an annual cash retainer of $15,000 for such service, paid quarterly, and each of the other members of the audit committee will receive an annual cash retainer of $7,500, paid quarterly.

•

The chairperson of our compensation committee will receive an annual cash retainer of $10,000 for such service, paid quarterly, and each of the other members of the compensation committee will receive an annual cash retainer of $5,000, paid quarterly.

•

The chairperson of our nominating and corporate governance committee will receive an annual cash retainer of $7,000 for such service, paid quarterly, and each of the other members of the nominating and corporate governance committee will receive an annual cash retainer of $3,500, paid quarterly.

The policy further provides for the grant of equity awards as follows:

•

On the date of a non-employee director’s election to our board of directors, such director will receive an option to purchase 12,700 shares of our common stock. One-third of the shares subject to each stock option will vest on the one year anniversary of the date of grant, one-third of the shares subject to each stock option will vest on the two year anniversary of the date of grant and one-third of the shares subject to each stock option will vest on the three year anniversary of the date of grant, such that the option is fully vested on the third anniversary of the date of grant, subject to the director’s continued services through each such vesting date and will vest in full upon a change in control.

•	On the date of the annual meeting of stockholders, each non-employee director will receive an option to purchase additional 6,350 shares of our common stock.

Each of these options will be granted with an exercise price equal to the fair market value of our common stock on the date of such grant. The exact number of shares to be granted in each such grant shall be subject to adjustment based on the review by our board of directors or compensation committee of the market value of the grant implied by the foregoing percentages at the time of grant.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next three most highly compensated executive officers, are:

•	Randall C. Schatzman, Ph.D., President and Chief Executive Officer;

•	John A. Latham, Ph.D., Chief Scientific Officer;

•	Mark J. Litton, Ph.D., Chief Business Officer; and

•	Jeffrey T.L. Smith, MD., FRCP, Senior Vice President, Translational Medicine.

2013 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2013.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation(1)	All Other Compensation		Total
Randall C. Schatzman, Ph.D.	2013	$384,671	$138,482	$35,761	(2)	$558,914
President, Chief Executive Officer and Director

John A. Latham, Ph.D.	2013	362,448	108,734	16,070	(3)	487,252
Chief Scientific Officer

Mark J. Litton, Ph.D.	2013	308,417	83,273	20,789	(4)	412,479
Chief Business Officer

Jeffrey T.L. Smith, M.D., FRCP	2013	354,312	114,265	22,081	(3)	490,658
Senior Vice President, Translational Medicine

(1)	Amounts represent amounts earned in 2013, which were paid during 2014, under our bonus program based on the achievement of company and individual performance goals and other factors deemed relevant by our compensation committee. Our 2013 company goals related to the advancement of our clinical trials and preclinical programs, business and corporate development objectives, collaboration objectives and financial management objectives. For 2013, we determined our chief executive officer’s annual performance bonus based on attainment of company objectives, which bonus our compensation committee determined was appropriate given our chief executive officer’s responsibility for the overall direction and success of our business. We based the 2013 annual performance bonuses for each of the other named executive officers on an equal balance of company performance (50%) and individual performance (50%), which our compensation committee determined was appropriate in order to reinforce the importance of integrated and collaborative leadership. For 2013, the compensation committee determined that Drs. Latham, Litton and Smith were entitled to 100%, 90% and 107.5% of their target bonuses. The compensation committee determined that Dr. Schatzman should receive 90% of his target bonus.
(2)	Includes: (a) the value of company paid premiums of $24,221 for term-life, long-term care and disability insurance and (b) $11,540 of safe-harbor matching contributions defined in our 401(k) plan.
(3)	Includes the value of company paid premiums for term-life, long-term care and disability insurance.
(4)	Includes: (a) the value of company paid premiums of $6,796 for term-life, long-term care and disability insurance and (b) $13,993 of safe-harbor matching contributions defined in our 401(k) plan.

Outstanding Equity Awards as of December 31, 2013

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

	Vesting Commencement Date	Number of Securities Underlying Unexercised Options(1)			Option Exercise Price	Option Expiration Date
Name		Exercisable	Unexercisable
Randall C. Schatzman, Ph.D.	09/15/2006	100,000	—		$0.39	9/14/2016
	05/18/2007	68,181	—		1.27	11/13/2017
	03/24/2008	118,181	—		1.65	7/22/2018
	02/24/2009	81,817	—		0.99	4/20/2019
	02/26/2010	43,559	1,894	(2)	4.46	2/25/2020
	01/01/2011	33,143	12,311	(3)	3.96	5/9/2021
	06/13/2012	61,363	102,273	(4)	3.47	6/12/2022

John A. Latham, Ph.D.	09/15/2006	100,000	—		0.39	9/14/2016
	05/18/2007	40,909	—		1.27	11/13/2017
	03/24/2008	72,727	—		1.65	7/22/2018
	02/24/2009	31,818	—		0.99	4/20/2019
	02/26/2010	21,780	947	(2)	4.46	2/25/2020
	06/13/2012	35,795	59,660	(4)	3.47	6/12/2022

Mark J. Litton, Ph.D.	09/15/2006	100,000	—		0.39	9/14/2016
	05/18/2007	20,454	—		1.27	11/13/2017
	03/24/2008	36,363	—		1.65	7/22/2018
	02/24/2009	22,727	—		0.99	4/20/2019
	02/26/2010	28,750	1,251	(2)	4.46	2/25/2020
	06/13/2012	15,340	25,568	(4)	3.47	6/12/2022

Jeffrey T.L. Smith, M.D., FRCP	01/20/2004	61,818	—		0.06	7/18/2015
	09/15/2006	43,272	—		0.39	9/14/2016
	05/18/2007	16,090	—		1.27	11/13/2017
	03/24/2008	36,363	—		1.65	7/22/2018
	02/24/2009	40,909	—		0.99	4/20/2019
	02/26/2010	21,780	947	(2)	4.46	2/25/2020
	06/13/2012	10,227	17,045	(4)	3.47	6/12/2022
	12/12/2012	7,954	23,864	(5)	3.47	12/11/2022

(1)	Pursuant to offer of employment letters between each named executive officer and us, the vesting of such named executive officer’s option awards will accelerate under certain circumstances as described under “—Employment and Change in Control Severance Benefits Agreements.” All awards in the table above have been granted under our 2005 Plan, as described under “—Employee Benefit and Stock Plans.”
(2)	The unvested shares vested in approximately equal monthly installments through February 26, 2014.
(3)	The unvested shares are scheduled to vest in approximately equal monthly installments through January 1, 2015, subject to continued service with us through each relevant vesting date.
(4)	The unvested shares are scheduled to vest in approximately equal monthly installments through June 13, 2016, subject to continued service with us through each relevant vesting date.
(5)	The unvested shares are scheduled to vest in approximately equal monthly installments through December 12, 2016, subject to continued service with us through each relevant vesting date.

Employment and Change in Control Severance Benefits Agreements

Offer of Employment Letters

We have entered into offer of employment letters with each of the named executive officers in connection with his employment with us. With the oversight and approval of our board of directors of directors, each of these employment agreements was negotiated on our behalf by our Chief Executive Officer, Dr. Randall

Schatzman, with the exception of his own employment agreement. These agreements provided for “at will” employment and set forth the terms and conditions of employment of each named executive officer, including base salary, standard employee benefit plan participation, and the acceleration of the vesting of restricted stock and stock options held by such named executive officers upon the occurrence of certain conditions. These employment agreements were each subject to execution of our standard confidential information and invention assignment agreement.

Upon our termination of a named executive officer without cause or upon a constructive termination of a named executive officer, the vesting and exercisability of all outstanding options to purchase our common stock held by the named executive officer that were granted before April 1, 2012 will accelerate vesting in full. Upon a change in control, all outstanding options to purchase our common stock held by the named executive officer that were granted before April 1, 2012, and restricted stock held by the named executive officer will accelerate in full. Additionally, the offer of employment letters provide that the vesting and exercisability of any options to purchase our common stock granted after April 1, 2012 held by the named executive officer that are not assumed or substituted for in a change in control will accelerate vesting in full. Moreover, the vesting and exercisability of any and all outstanding options to purchase our common stock held by the named executive officer granted after April 1, 2012 will accelerate in full if either of the following occurs: (1) the named executive officer remains employed with the company through the one-year anniversary of the change in control, or (2) the named executive officer’s employment is terminated by the company without cause or a constructive termination occurs within one year after the change in control. To receive the vesting acceleration benefits upon a termination of the named executive officer’s employment without cause or upon constructive termination, the named executive officer would be required to execute a release of claims in our favor.

For purposes of each offer of employment letter, the term “change in control” means a sale of all or substantially all of the our assets, a merger or other reorganization in which we are not the surviving entity or pursuant to which our stockholders immediately prior to the transaction own less than 50% of our combined voting power following the transaction, or the acquisition by one person or entity of more than 50% of our voting power in a single transaction or series of related transactions; provided that none of the following shall be considered a change in control transaction: (1) a merger effected exclusively for the purpose of changing our domicile or (2) an equity financing in which we are the surviving corporation.

For purposes of each offer of employment letter, the term “cause” means any of the following: (1) the executive officer’s continued failure, in the reasonable opinion of our board of directors, to perform one or more assigned duties or responsibilities, such failure being evidenced by a written report submitted on behalf of us to our board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to our board of directors for correcting the asserted failure or failures; (2) failure to follow the lawful directives of the executive officer’s manager(s), such failure being evidenced by a written report submitted by such manager(s) to our board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to our board of directors; (3) material violation of any of our polices, as evidenced by the executive officer’s signature on a then-current copy of our policy handbook; (4) commission of any act of fraud, embezzlement, dishonesty or any other misconduct that has caused or is reasonably expected to result in material injury to us; (5) unauthorized use or disclosure of any of our proprietary information or trade secrets or any other party to whom the executive officer owes an obligation of nondisclosure as a result of the relationship with us; (6) material breach by the executive officer of any obligations under any written agreement or covenant with us; or (7) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state that a majority of the non-employee members of our board of directors approve as the basis for termination of employment.

For purposes of each offer of employment letter, the term “constructive termination” means resignation within 30 days following the occurrence of one of the following events: (1) a reduction by us in the executive officer’s base salary as in effect immediately prior to such reduction; (2) a material adverse change in the executive officer’s position causing such position to be of materially reduced status or responsibility; or (3) relocation of the executive officer’s assigned work site more than 50 miles from his or her work site immediately prior to such relocation.

Executive Severance Benefit Plan

We adopted an Executive Severance Benefit Plan, or the Severance Plan, in March 2014 that became effective upon the execution of the underwriting agreement for this offering and replaced our prior Executive Change in Control Severance Plan.

Our Severance Plan provides for the payment of severance benefits to certain eligible employees of our company in the event such persons become subject to involuntary or constructive employment terminations. Benefits under the Severance Plan are provided to our chief executive officer, executive officers and key employees designated by the board of directors and who sign a participation notice. Payments under the Severance Plan will be reduced by any severance benefit payable to a participant under any other severance plan, program or agreement. The principal features of our Severance Plan as it applies to participants is summarized below.

Non-Change in Control Severance Benefits

Under the terms of the Severance Plan, in the event we involuntarily terminate any participant for any reason other than cause, death or disability, and such termination is not in connection with or within 12 months following a change in control, if the participant timely executes a release of claims and continues to comply with all restrictive covenant agreements, the participant would be entitled to: (1) a payment on our regular payroll schedule over the applicable severance period equal to the sum of the participant’s monthly base salary and monthly annual target bonus, multiplied by 18, in the case of our chief executive officer, and between six and 12 in the case of all other participants; and (2) payment by us of COBRA premiums to continue health insurance coverage for the participant and his eligible dependents for a period of up to 18 months, in the case of our chief executive officer, and between six and 12 months in the case of all other participants.

For non-chief executive officer participants, for both “Non-Change in Control” and “Change-in Control” termination situations, the applicable multiple to be used in determining the amount of cash severance and the number of months during which COBRA continuation coverage will be available is determined as: six plus one for each full year of service with us, up to a maximum of 12.

Change in Control Severance Benefits

Under the Severance Plan, in the event we involuntarily terminate any participant for any reason other than cause, death or disability, or the participant resigns for Good Reason, and such termination or resignation occurs in connection with or within 12 months following a change in control, then if the participant timely executes a release of claims and continues to comply with all restrictive covenant agreements, the participant generally would be entitled to the following payments and benefits: (1) a single lump sum payment equal to the sum of the participant’s monthly base salary and monthly annual target bonus, multiplied by 18 in the case of our chief executive officer, and between six and 12 in the case of all other participants; (2) payment of COBRA premiums to continue health insurance coverage for the participant and his eligible dependents for a period of up to 18 months, in the case of our chief executive officer, and between six and 12 months in the case of all other participants; and (3) 100% of the shares of our common stock underlying all unvested stock options held by such participant immediately prior to such termination of employment will fully vest and become exercisable, if applicable, on the date of such termination (and if applicable, any acquisition or repurchase rights held by us or any successor corporation with respect to such stock awards will lapse in full on the date of such termination). In addition, 100% of the outstanding and unvested stock will fully vest and become exercisable if the options are not assumed or substituted for in a change in control or, with respect to the chief executive officer, the participant remains employed through the one-year anniversary of the change in control.

Definitions

For purposes of the Severance Plan, “cause” includes, but is not limited to, the following: (1) employee’s continued failure, in the reasonable opinion of the board of directors, to perform one or more assigned duties or responsibilities to the company, such failure being evidenced by a written report submitted on behalf of the company to the board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to the board of directors for correcting the asserted failure(s); (2) failure to follow the lawful directives of employee’s manager(s), such failure being evidenced by a written report submitted by such manager(s) to the board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to the board of directors; (3) material violation of any company policy; (4) commission of any act of fraud, embezzlement, dishonesty or any other misconduct that has caused or is reasonably expected to result in material injury to the company; (5) unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom employee owes an obligation of nondisclosure as a result of the relationship with the company; (6) material breach by employee of any obligations under any written agreement or covenant with the company; or (7) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state.

For purposes of the Severance Plan, a “resignation for good reason” generally means a participant’s resignation from all positions he or she then holds with us within 30 days following the expiration of the cure period (described below) following the occurrence of any of the following events taken without such participant’s written consent, provided that the participant has given us written notice of the event within 30 days of the first occurrence of such event and has given us at least 30 days to cure the event and, to the extent curable, we have not cured such event within 30 days after receipt of such notice: (1) a material reduction in the participant’s annual base salary; (2) a material adverse change in the participant’s position causing such position to be of materially reduced status or responsibilities; (3) relocation of the participant’s principal place of employment to a place that increases the participant’s one-way commute by more than 50 miles as compared to the participant’s then-current principal place of employment immediately prior to such relocation; or (4) the failure of any successor-in-interest to assume any of our material obligations under the Severance Plan or material written contractual obligation to the participant, which (in either case) adversely affects the participant.

For purposes of the Severance Plan, a “change in control” means a “change in control” as defined in our 2014 Equity Incentive Plan (which is described further below under “—Employee Benefit and Stock Plans”).

In addition, in the event any of the amounts provided for under the Severance Plan or otherwise would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or the Code, and such payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments will either be (1) provided to the participant in full, or (2) reduced to such lesser amount that would result in a smaller or no portion of such payments being subject to the excise tax, whichever amount, after taking into account all applicable taxes, including the excise tax, would result in the participant’s receipt, on an after-tax basis, of the greatest amount of such payments.

We may amend or terminate the Severance Plan or any participation notice at any time provided that a participant’s written consent is obtained if the amendment or termination would adversely affect the participant.

All payments and severance benefits under the Severance Plan are subject to recoupment by us under any clawback policy we adopt in accordance with applicable law and certain other recoupment provisions as determined by the board of directors.

Employee Benefit and Stock Plans

2005 Stock Plan

Our board of directors initially adopted, and our stockholders subsequently approved, our 2005 Stock Plan, or the 2005 Plan, in July 2005. Our 2005 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options, or NSOs and rights to acquire restricted stock to our employees, directors and consultants collectively, the “stock awards.” Our 2005 Plan was terminated on the date of the execution of the underwriting agreement for this offering.

Authorized Shares

As of December 31, 2013, (1) 2,111,576 shares of our common stock are issuable upon the exercise of stock options outstanding and (2) 339,284 shares of our common stock are reserved for future issuance under the 2005 Plan.

Shares issued under our 2005 Plan include any authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2005 Plan that expire or become unexercisable without being exercised in full, shares that are tendered to pay the exercise price or tax withholding obligation on an award, and shares surrendered pursuant to an option exchange program, do not reduce the number of shares available for issuance under our 2005 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, may administer our 2005 Plan. Subject to the terms of our 2005 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise or purchase price of stock awards, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2005 Plan. The administrator of the 2005 Plan also may implement an option exchange program whereby outstanding options are exchanged for options with a lower exercise price or are amended to decrease the exercise price as a result of a decline in the fair market value of our stock. The administrator may at any time offer to buy out for a payment in cash or shares an option previously granted under the 2005 Plan.

Options

Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 Plan, provided that the exercise price of an option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2005 Plan vest at the rate specified by the plan administrator. The plan administrator determines the term of stock options granted under the 2005 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the option holder may exercise any vested options for a period of 30 days following the cessation of service. Generally, our stock option agreements with our option holders provide that the option holder may exercise any vested options for a period of 90 days following such cessation of service. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death or upon the option holder’s death within 30 days following ceasing to provide services to us, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability or death. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash or, at the discretion of the plan administrator, by (1) the tender of shares of our common stock previously owned by the option holder, (2) delivery of a promissory note, (3) cancellation of indebtedness, (4) proceeds from a broker-assisted cashless exercise and (5) any combination of the above.

Stock Purchase Rights

Rights to purchase stock are granted pursuant to restricted stock purchase agreements adopted by the plan administrator. Common stock acquired pursuant to stock purchase rights may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A recipient of a stock purchase right accepts the stock award by executing a restricted stock purchase agreement in the form approved by the plan administrator. The terms of the stock award, including the purchase price of shares, is determined by the plan administrator.

Corporate Transactions

Our 2005 Plan provides that in the event of a specified corporate transaction, as defined under our 2005 Plan, each outstanding stock award may be assumed or an equivalent stock award may be substituted by a successor corporation. If the successor corporation does not agree to assume the stock award or to substitute an equivalent stock award, such stock awards will become fully vested and exercisable prior to the closing, and if not exercised by the closing, the stock awards will terminate at the closing of the transaction. In addition, if within one year after our change of control (as defined in the 2005 Plan), an option holder’s employment is terminated by us or our successor other than for cause (as defined in the 2005 Plan) or if the option holder resigns due to a constructive termination (as defined in the 2005 Plan), any assumed or substituted options then outstanding will accelerate vesting in full, subject to the option holder’s execution of a release of claims in our favor.

For purposes of the 2005 Plan, the term “change of control” means a sale of all or substantially all of the our assets, a merger or other reorganization in which we are not the surviving entity or pursuant to which our stockholders immediately prior to the transaction own less than 50% of our combined voting power following the transaction, or the acquisition by one person or entity of more than 50% of our voting power in a single transaction or series of related transactions; provided that none of the following shall be considered a change in control transaction: (1) a merger effected exclusively for the purpose of changing our domicile or (2) an equity financing in which we are the surviving corporation.

For purposes of the 2005 Plan, the term “constructive termination” means, unless a different meaning is provided in a separate agreement applicable to the option holder, any of the following: (2) a reduction of the option holder’s then-current base salary; (2) a material adverse change in the option holder’s position causing such position to be of materially reduced status or responsibility; or (3) relocation of assigned work site more than 50 miles from the option holder’s work site immediately prior to such relocation.

For purposes of the 2005 Plan, the term “cause” means, unless a different meaning is provided in a separate agreement applicable to the option holder, any of the following: (1) the option holder’s continued failure, in the reasonable opinion of the board of directors, to perform one or more assigned duties or responsibilities to our company, such failure being evidenced by a written report submitted on behalf of our company to the board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to the board of directors for correcting the asserted failure(s); (2) failure to follow the lawful directives of the option holder’s manager(s), such failure being evidenced by a written report submitted by such manager(s) to the board of directors so indicating failure and including a remedy or remedies reasonably satisfactory to the board of directors; (3) material violation of any company policy, as evidenced by the option holder’s signature on a then-current copy of our company Policy Handbook; (4) commission of any act of fraud, embezzlement, dishonesty or any other misconduct that has caused or is reasonably expected to result in material injury to our company; (5) unauthorized use or disclosure of any proprietary information or trade secrets of our company or any other party to whom The option holder owes an obligation of nondisclosure as a result of the relationship with our company; (6) material breach by the option holder of any obligations under any written agreement or covenant with our company; or (7) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state that a majority of the non-employee members of the board of directors approve as the basis for termination of employment.

Changes in Capitalization

If there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the number of shares available for future grants under the 2005 Plan, and (2) the number of shares covered by, and the exercise price of, each outstanding stock award.

Transferability

Our 2005 Plan generally does not allow for the transfer or assignment of stock awards, other than by will or the laws of descent or distribution, and only the recipient of a stock award may exercise such stock award during his or her lifetime.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend or terminate our 2005 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

The 2005 Plan was terminated on the date of the execution of the underwriting agreement for this offering and no further grants will be made under our 2005 Plan.

2014 Equity Incentive Plan

Our board of directors adopted our 2014 Equity Incentive Plan, or the 2014 Plan, in March 2014. Our stockholders approved the 2014 Plan in April 2014. The 2014 Plan became effective immediately upon the execution of the underwriting agreement for this offering. The 2014 Plan will remain in effect until terminated by our board of directors, provided that no ISOs may be granted after the tenth anniversary of the adoption of the 2014 Plan. Our 2014 Plan provides for the grant of ISOs to our employees and employees of our parent or subsidiaries and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards and other forms of equity compensation to our employees, directors and consultants and employees and consultants of our parent or subsidiaries. Additionally, our 2014 Plan provides for the grant of performance cash awards.

Authorized Shares

The maximum number of shares of our common stock that may be issued under our 2014 Plan is 3,963,757. The actual number of shares that may be issued under our 2014 Plan shall equal (1) 1,535,000 new shares, plus (2) 211,881, the number of shares of our common stock remaining available for issuance under the 2005 Plan on the date of the signing of the underwriting agreement for this offering, plus (3) 2,213,522, the maximum number of shares of our common stock subject to awards granted under the 2005 Plan that, after the date of the signing of the underwriting agreement for this offering, expire or terminate for any reason prior to exercise or settlement, are forfeited because of the failure to vest in those shares, or are otherwise reacquired or withheld to satisfy a tax withholding obligation or purchase or exercise price in connection with such awards if, as, and when such shares are subject to such events, with such shares subject to adjustment to reflect any split of our common stock. Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 and ending on and including January 1, 2024, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2014 Plan is 11,891,271 (subject to adjustment to reflect any split of our common stock).

Shares issued under our 2014 Plan include authorized but unissued or reacquired shares of our common stock including shares repurchased by us on the open market or otherwise. Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2014 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements.

The board of directors has the power to modify outstanding awards under our 2014 Plan. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Options and Stock Appreciation Rights

ISOs, NSOs and stock appreciation rights, or SARs, are granted pursuant to award agreements approved by our board of directors. Generally, the exercise price for a stock option or SAR cannot be less than 100% of the fair market value of our common stock on the date of grant. Stock options and SARs granted under our 2014 Plan may vest pursuant to provisions our board of directors deems appropriate. The award agreement for a stock option or SAR granted under our 2014 Plan will specify a date after which the stock option or SAR cannot be exercised, provided that no stock option or SAR granted under our 2014 Plan will be exercisable after the expiration of 10 years from the date of its grant. Unless the terms of a holder’s award agreement provide otherwise, if a holder’s continuous service relationship with us, or any of our affiliates, terminates for any reason other than for cause, disability or death, the holder may exercise any vested options or SARs for a period of 90 days, or until the expiration of the holder’s stock options or SARs, which ever is sooner. Likewise, a holder’s termination of service on account of disability or death generally results in the holder’s having a post-termination exercise period of 12 and 18 months (or until the expiration of the option, if earlier), respectively, unless provided otherwise in the holder’s grant agreement; upon a termination for cause, no post-termination exercise period is provided. Permitted methods of payment for the purchase of common stock issued upon the exercise of a stock option may include, at the discretion of the board of directors, by (1) cash, check, bank draft or money order payable to us, (2) the receipt of cash or check by us or the receipt of irrevocable instructions to pay the aggregate exercise price by us from the sales proceeds under a program developed under Regulation T, (3) delivery to us of shares of our common stock, (4) “net exercise” if a stock option is an NSO, or (5) any other form of legal consideration acceptable to our board of directors.

Other Stock Awards

Restricted stock award and restricted stock unit awards are granted pursuant to award agreements approved by our board of directors. Shares of our common stock awarded under the restricted stock award agreement may be subject to forfeiture to us in accordance with a vesting schedule determined by our board of directors, and restricted stock unit awards may be subject to vesting restrictions imposed by our board of directors, in its sole discretion. The terms of restricted stock awards and restricted stock unit awards are determined by our board directors.

Performance stock awards and performance cash awards are payable contingent upon the attainment during a performance period of certain performance goals. The terms and conditions of performance stock awards and performance cash awards, including the length of the performance period and the performance goals to be achieved, are determined by our board of directors, in its sole discretion.

Section 162(m) Limits

At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 5,000,000 shares of our common stock (subject to adjustment to reflect any split of our common stock) under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 5,000,000 shares of our common stock (subject to adjustment to reflect any split of our common stock) or a performance cash award having a maximum value in excess of $5,000,000 under our 2014 Plan. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code.

Performance Awards

We believe our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. However, we retain the discretion to grant awards under the 2014 Plan that may not qualify for full deductibility.

Our compensation committee may establish performance goals by selecting from one or more performance criteria, including without limitation: (1) earnings before interest, taxes, depreciation and amortization; (2) total stockholder return; (3) return on equity or average stockholders’ equity; (4) return on assets, investment, or capital employed; (5) stock price; (6) income (before or after taxes); (7) operating income; (8) pre-tax profit; (9) operating cash flow; (10) sales or revenue targets; (11) increases in revenue or product revenue; (12) expenses and cost reduction goals; (13) improvement in or attainment of working capital levels; (14) implementation or completion of projects or processes; (15) employee retention; (16) stockholders’ equity; (17) capital expenditures; (18) operating profit or net operating profit; (19) growth of net income or operating income; (20) initiation of phases of clinical trials and/or studies by specified dates; (21) patient enrollment rates;(22) budget management; (23) regulatory body approval with respect to products, studies and/or trials; and (24) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

Corporate Transactions

Our 2014 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2014 Plan, each outstanding award will be treated as our board of directors determines or as provided in the transaction agreement. Our board of directors may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction and arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us or (4) cancel the stock award prior to the transaction in exchange for a cash payment, if any, determined by our board of directors. Our board of directors is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Change in Control

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the stock award agreement or as may be provided in any other written agreement between the company or any affiliate and the participant. In the absence of an acceleration provision, no acceleration of vesting will occur upon a change in control.

For the purposes of the 2014 Plan, a “change in control” generally means the occurrence, in a single transaction or in a series of related transaction, of any one or more of the following: (1) any exchange act person becomes the owner, director or indirectly, of securities of the company representing more than 50% of the combined voting power of the company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction involving the company immediately after which the stockholders of the company immediately prior to the merger, consolidation or similar transaction do not own either the outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in the merger, consolidation or similar transaction or more than 50% of the combined outstanding voting power of the parent of the surviving entity in the merger, consolidation or similar transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the company and its subsidiaries; or (4) individuals who (a) on the date the 2014 Plan is adopted by our board of directors, are members of our board of directors, or (b) are members of our board of directors who are approved or recommended by our board of directors, cease to constitute at least a majority of the members of our board of directors. Any sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the company will not constitute a “change in control” under the 2014 Plan.

Changes in Capitalization

If there is a specified type of change in our capital structure without the receipt of consideration by us, such as a recapitalization, reincorporation, stock dividend or stock split, our board of directors will appropriately and proportionally adjust (1) the class and number of securities subject to the 2014 Plan, (2) the class and number of securities that may be issued pursuant to the exercise of ISOs, (3) the class and number of securities that may be awarded to any person and (4) the class and number of securities and price per share of stock subject to outstanding awards.

Transferability

Unless otherwise provided by our board of directors, our 2014 Plan generally does not allow for the transfer or assignment of stock options or SARs other than by will or by the laws of descent and distribution, and only the recipient of a stock option or SAR may exercise such award during his or her lifetime.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan.

2014 Employee Stock Purchase Plan

Our board of directors adopted our 2014 Employee Stock Purchase Plan, or the ESPP, in March 2014. Our stockholders approved the ESPP in April 2014. The ESPP became effective immediately upon the execution of the underwriting agreement for this offering. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 274,000 shares (subject to adjustment to reflect any split of our common stock). Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (2) 750,000 shares of common stock; or (3) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP. Shares may be authorized but unissued or reaquired common stock, including shares repurchased by us on the open market.

Our board of directors will administer our ESPP. Our board of directors may delegate authority to administer our ESPP to our compensation committee.

Our employees and, if designated by our board of directors, the employees of our parent or subsidiaries may be eligible to participate in the ESPP. Employees, including executive officers, may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment for a minimum period of time, not to exceed two years. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding. Under our ESPP, we may grant purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary to permit participation by employees who are foreign nationals or employed outside of the United States, as required by applicable foreign laws.

The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP. The administrator also may adopt procedures and sub-plans under the ESPP. No offerings have been approved at this time.

Our ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP. During a participant’s lifetime, a purchase right may be exercised only by such participant.

In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress may be shortened and a new exercise date will be set, so that the participants’ purchase rights can be exercised within 10 business days prior to the corporate transaction and terminate immediately thereafter.

Our ESPP will remain in effect until terminated by the administrator in accordance with the terms of the ESPP. Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason.

401(k) Plan

Our 401(k) Plan is a deferred savings retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code. All of our employees are generally eligible to participate in the 401(k) Plan subject to certain eligibility requirements, including requirements relating to age. Under the 401(k) Plan, each employee may make pre-tax contributions of up to 100% of their eligible compensation up to the current statutorily prescribed annual limit on pre-tax contributions under the Code. Employees who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. We also make safe-harbor matching contributions equal to 100% of the first 3% of the eligible compensation that an employee contributes to the 401(k) Plan and 50% of the next 2% of the eligible compensation that an employee contributes. In addition, we have the ability to make certain other discretionary contributions to certain eligible employees under the 401(k) Plan. Pre-tax contributions by employees and any employer contributions that we make to the 401(k) Plan and the income earned on those contributions are generally not taxable to employees until withdrawn. Employer contributions that we make to the 401(k) Plan are generally deductible when made. Employee contributions are held in trust as required by law. An employee’s interest in his or her pre-tax deferrals, including, with the exception of certain discretionary contributions, any matching contributions made by us, is 100% vested when contributed. For the year ended December 31, 2013 we made $0.3 million in matching contributions.

Limitation on Liability and Indemnification Matters

Upon the closing of this offering, our certificate of incorporation will contain provisions that limit the liability of our current and former officers and directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

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Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation and our bylaws will provide that we are required to indemnify our officers and directors to the fullest extent permitted by Delaware law. Our bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by an officer and director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sale of Series D Preferred Stock

In April 2012, we sold an aggregate of 5,819,559 shares of our Series D preferred stock at a purchase price of $7.5438 per share for an aggregate purchase price of $43.9 million. The following table summarizes purchases of shares of our Series D preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

Name	Series D Preferred Stock	Aggregate Purchase Price
Novo A/S(1)	2,651,183	$19,999,999
Entities affiliated with Sevin Rosen(2)	265,117	2,000,001
The Dow Family Trust(3)	265,118	2,000,001
Ventures West 8 Limited Partnership(4)	496,964	3,749,000
Entities affiliated with H.I.G. Venture Partners(5)	398,605	3,007,000
Entities affiliated with Delphi Ventures(6)	384,156	2,898,000
TPG Biotechnology Partners II, L.P.(7)	384,156	2,898,000
Clay B. Siegall, Ph.D.(8)	13,256	100,001
A. Bruce Montgomery, M.D.(8)	6,628	50,000

(1)	Mr. Bisgaard, a member of our board of directors, is employed by Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, a Danish limited liability company.
(2)	Consists of 259,948 shares purchased by Sevin Rosen Fund IX L.P. and 5,169 shares purchased by Sevin Rosen IX Affiliates Fund L.P. Mr. Dow, a member of our board of directors, is a general partner of Sevin Rosen.
(3)	Mr. Dow, a member of our board of directors, is a trustee of The Dow Family Trust.
(4)	Dr. Bridger, a member of our board of directors, is a director of Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership.
(5)	Consists of 318,884 shares purchased by H.I.G. Venture Partners II, L.P. and 79,721 shares purchased by H.I.G. Ventures—Alder, LLC. Mr. Davidson, a member of our board of directors, is a Managing Director of an affiliate of H.I.G. Venture Partners II, L.P.
(6)	Consists of 380,353 shares purchased by Delphi Ventures VII, L.P. and 3,803 shares purchased by Delphi BioInvestments VII. Dr. Pakianathan, a member of our board of directors, is a Managing Member of Delphi Ventures.
(7)	Dr. Preston, a member of our board of directors, is Managing Director of an affiliate of TPG Biotechnology Partners II, L.P.
(8)	Drs. Siegall and Montgomery are members of our board of directors.

Investor Rights Agreement

We are party to an investor rights agreement that provides holders of our preferred stock, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investor rights agreement also provides for a right of first refusal in favor of certain holders of our stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon, closing of this offering. For a more detailed description of these registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. For a more detailed description of the voting agreement, see the section of this prospectus titled “Management—Board Composition.”

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement with holders of our preferred stock and our founders, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, pursuant to which the holders of preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate.

Indemnification Agreements

Our certificate of incorporation that will be in effect upon the closing of this offering provides that we may indemnify our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws that will be in effect upon the closing of this offering provides that we will indemnify our directors and officers and may indemnify our other employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see the section of this prospectus titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Change in Control Arrangements

We have entered into change in control severance benefits agreements with each of our executive officers, as described in greater detail in the section of this prospectus titled “Executive Compensation—Employment and Change in Control Severance Benefit Agreements—Executive Change in Control Severance Benefit Plan.”

Participation in this Offering

Certain of our directors and existing stockholders, or their affiliates, have agreed to purchase an aggregate of 1,153,000 shares of our common stock in this offering.

Other Transactions

We have granted stock options to our executive officers. For a description of these stock options, see the section of this prospectus titled “Executive Compensation.” We have also granted stock options to certain members of the board of directors. For a description of these stock options, see the section of this prospectus titled “Management—Non-Employee Director Compensation.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a policy, effective upon the closing of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our capital stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors, except as noted above.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2013 by the following:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of December 31, 2013. Shares of our common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 21,902,822 shares of common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering. Our calculation of the percentage of beneficial ownership after this offering is based on 29,902,822 shares of common stock outstanding immediately after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Alder Biopharmaceuticals, Inc., 11804 North Creek Parkway South Bothell, WA 98011.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Sevin Rosen(1)	5,193,436	23.7%	5,193,436	17.4%
Ventures West 8 Limited Partnership(2)	3,219,528	14.7	3,469,528	11.6
Novo A/S(3)	2,651,183	12.1	3,201,183	10.7
Entities affiliated with H.I.G. Venture Partners(4)	2,581,976	11.8	2,581,976	8.6
Entities affiliated with Delphi Ventures(5)	2,488,532	11.4	2,838,532	9.5
TPG Biotechnology Partners II, L.P.(6)	2,488,533	11.4	2,488,533	8.3

Named Executive Officers and Directors:
Randall C. Schatzman, Ph.D.(7)	726,281	3.2	726,281	2.4
John A. Latham, Ph.D.(8)	516,437	2.3	516,437	1.7
Mark J. Litton, Ph.D.(9)	435,073	2.0	435,073	1.4
Jeffrey T.L. Smith, M.D., FRCP.(10)	270,912	1.2	270,912	*
Stephen M. Dow(1)(11)	5,458,554	24.9	5,458,554	18.3
Peter Bisgaard	—	—	—	—
Gary Bridger, Ph.D.(2)	3,219,528	14.7	3,469,528	11.6
Aaron Davidson(4)	2,581,976	11.8	2,581,976	8.6
Heather Preston, M.D.(12)	—	—	—	—
Deepa R. Pakianathan, Ph.D.(5)	2,488,532	11.4	2,838,532	9.5
Clay B. Siegall, Ph.D.(13)	86,597	*	86,597	*
A. Bruce Montgomery, M.D.(14)	22,536	*	25,536	*
All executive officers and directors as a group (13 persons)(15)	15,876,650	68.0	16,479,650	52.6

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Represents (a) 5,083,870 shares held by Sevin Rosen Fund IX L.P. (“SRFIX”), (b) 101,104 shares held by Sevin Rosen IX Affiliates Fund L.P. (“SRIX AFF”) and (c) 8,462 shares held by Sevin Rosen Bayless Management Company (“SRBMC”). SRB Associates IX LLC is the general partner of SRB Associates IX L.P. (“SRB AIX”), the general partner of SRFIX and SRIX AFF. Jon W. Bayless (“Bayless”), Stephen M. Dow (“Dow”), John V. Jaggers (“Jaggers”), Stephen L. Domenik (“Domenik”), Jackie R. Kimzey (“Kimzey”), David J. McLean (“McLean”), John T. Oxaal (“Oxaal”), Alan R. Schuele (“Schuele”) and Nicholas G. Sturiale (“Sturiale”) are members of SRB AIX, and as members are deemed to have shared voting and dispositive power of the shares held by SRF IX and SRIX AFF, and each disclaims beneficial ownership of these shares except to the extent of their proportionate interest in these shares. SRBMC beneficially owns 8,462 total preferred shares. Bayless, Dow, Jaggers, Domenik, Kimzey, McLean, Oxaal, Schuele and Sturiale are directors of SRBMC and as directors are deemed to have shared voting and dispositive power of the shares held by SRBMC and disclaim beneficial ownership with no pecuniary interest in these shares. The principal address of each of SRFIX, SRIX AFF. and SRBMC is 13455 Noel Road, Suite 1670, Two Galleria Tower, Dallas, Texas 75240.
(2)	Represents 3,219,528 shares held by Ventures West 8 Limited Partnership. In addition, the number of shares beneficially owned after the offering includes 250,000 shares to be purchased by Ventures West 8 Limited Partnership in the offering. Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership, has sole voting and investment power with respect to the shares held by Ventures West 8 Limited Partnership. The directors of Five Corners Capital Inc. are Dr. Bridger and Kenneth Galbraith. Dr. Bridger and Kenneth Galbraith disclaim beneficial ownership of all shares except to the extent of their pecuniary interest. The address for each of these entities is Suite 2500—700 West Georgia Street, Vancouver, BC, V7Y 1B3.
(3)	Represents 2,651,183 shares held by Novo A/S, a Danish limited liability company. In addition, the number of shares beneficially owned after the offering includes 550,000 shares to be purchased by Novo A/S in the offering. The board of directors of Novo A/S, which consists of Sten Scheibye, Gôran Ando, Jeppe Christiansen, Steen Risgaard and Per Wold Olsen, has shared investment and voting control with respect to the shares held by Novo A/S and may exercise such control only with approval of a majority of the members of the Novo A/S board of directors. As such, no individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S. Mr. Bisgaard, a member of our board of directors, is employed by Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S. Mr. Bisgaard is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by Novo A/S. The address for Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(4)	Represents (a) 2,065,581 shares purchased by H.I.G. Venture Partners II, L.P. and (b) 516,395 shares purchased by H.I.G. Ventures—Alder, LLC. The general partner of H.I.G. Venture Partners, II LP. is H.I.G. Venture Advisors, II LLC. The manager of H.I.G. Venture Advisors, II LLC is H.I.G.-GPII, Inc. The owners of H.I.G.-GPII, Inc. are Sami Mnaymneh and Anthony Tamer. These individuals may be deemed to have shared voting and investment power of the shares held by H.I.G. Venture Partners II, L.P. Mr. Davidson, a member of our board of directors, is a Managing Director of an affiliate of H.I.G. Venture Partners II, L.P. Messrs. Tamer, Mnaymneh and Davidson may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. The address of each entity affiliated with H.I.G. Venture Partners II, L.P. is 1450 Brickell Avenue, Floor 31, Miami, FL 33131.
(5)	Represents (a) 2,463,894 shares held by Delphi Ventures VII, L.P. and (b) 24,638 shares held by Delphi BioInvestments VII, L.P. In addition, the number of shares beneficially owned after the offering includes an aggregate of 350,000 shares to be purchased by Delphi Ventures VII, L.P. and Delphi BioInvestments VII, L.P. (together, the “Delphi VII Funds”) in the offering. The general partner of the Delphi VII Funds is Delphi Management Partners VII, L.L.C. (“DMP VII”). DMP VII may be deemed to have sole voting and dispositive power over the shares held by the Delphi VII Funds. Each of and Deepa R. Pakianathan, a member of our board of directors, James J. Bochnowski, David L. Douglass and Douglas A. Roeder, the Managing Members of DMP VII, may be deemed to share voting and dispositive power over the reported securities. DMP VII and each of these individuals disclaim beneficial ownership of the reported securities held by Delphi VII Funds except to the extent of any pecuniary interest therein. The address for the entities affiliated with Delphi Ventures is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025.
(6)	Represents 2,488,533 shares held by TPG Biotechnology Partners II, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar II Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares held by TPG Biotechnology Partners II, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by TPG Biotechnology Partners II, L.P. except to the extent of their pecuniary interest therein. The address of TPG Group Holdings (SBS) Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(7)	Represents (a) 208,484 shares held directly by Dr. Schatzman and (b) 517,797 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013.
(8)	Represents (a) 208,484 shares held directly by Dr. Latham and (b) 307,953 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013.
(9)	Represents (a) 208,484 shares held directly by Dr. Litton and (b) 226,589 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013.

(10)	Represents (a) 29,090 shares held directly by Dr. Smith and (b) 241,822 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013.
(11)	Includes 265,118 shares held by The Dow Family Trust, for which Mr. Dow serves as a trustee.
(12)	Dr. Preston, a member of our board of directors, is a TPG Partner. Dr. Preston has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG Biotechnology Partners II, L.P. The address of Dr. Preston is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(13)	Represents (a) 24,444 shares held directly by Dr. Siegall and (b) 62,153 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013.
(14)	Represents (a) 6,628 shares held directly by Dr. Montgomery and (b) 15,908 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013. In addition, the number of shares beneficially owned after the offering includes 3,000 shares to be purchased by Dr. Montgomery in the offering through the directed share program.
(15)	Represents (a) 14,434,204 shares held by our current directors and executive officers and (b) 1,442,446 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2013. In addition, the number of shares beneficially owned after the offering includes 603,000 shares to be purchased by our directors or their affiliates.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect at the time of the closing of the offering are summaries and are qualified by reference these documents. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for common stock and will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, all with a par value of $0.0001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of December 31, 2013, there were outstanding:

•	21,902,822 shares of common stock, which assumes the conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to the closing of this offering; and

•	outstanding options to acquire 2,111,576 shares of common stock pursuant to our 2005 Stock Plan, having a weighted-average exercise price of $2.17 per share.

Our outstanding capital stock was held by 56 stockholders of record as of December 31, 2013.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, on any outstanding shares of convertible preferred stock and payment of other claims of creditors.

The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of convertible preferred stock that we may designate and issue in the future.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

As of December 31, 2013, there were 20,914,137 shares of preferred stock outstanding, which will convert, immediately prior to the closing of this offering, into 20,914,137 shares of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of December 31, 2013, options to purchase an aggregate of 2,111,576 shares of common stock were outstanding and 339,284 additional shares of common stock were available for future grant under our 2005 Plan. For additional information regarding the terms of these plans, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans.”

Registration Rights

We are party to an investor rights agreement which provides that holders of our preferred stock have certain registration rights, as set forth below. This investor rights agreement was entered into in July 2005 and has been amended and/or restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire the later of (1) five years after the effective date of the registration statement containing this prospectus and (2) with respect to each stockholder, at such time as our capital stock is publicly traded and (a) such stockholder is entitled to sell all of its shares pursuant to Rule 144 of the Securities Act or (b) when such stockholder holds less than 1% of our outstanding common stock and is able to sell all its shares in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 20,914,137 shares of our common stock, issuable upon conversion of outstanding convertible preferred stock will be entitled to certain demand registration rights. At any time beginning 12 months after the closing of this offering, the holders of a majority of these shares may, on not more than two occasions, request that we file a registration statement having an aggregate offering price to the public of not less than $7,500,000 to register all or a portion of their shares.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 20,914,137 shares of our common stock, issuable upon conversion of outstanding convertible preferred stock, were entitled to, and the necessary percentage of holders waived, their rights to include their shares of registrable securities in this offering. If we propose to register any of our securities under the Securities Act either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 20,914,137 shares of our common stock, issuable upon conversion of outstanding convertible preferred stock will be entitled to certain Form S-3 registration rights. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, is at least $500,000.

Anti-takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Our certificate of incorporation to be in effect upon the closing of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. The directors may be removed by the stockholders only for cause upon the vote of holders of 66 2/3% of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. Our certificate of incorporation and bylaws will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors or our chief executive officer. Our bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the structure of our board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our whole board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by residents of the state of Washington; or (c) 1,000 or more of our stockholders of record are resident in the state of Washington.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Limitations of Liability and Indemnification

See the section of this prospectus titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol “ALDR.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2013, upon the closing of this offering, 29,902,822 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock and no exercise of outstanding options. All of the shares sold in this offering, other than shares reserved pursuant to the directed share program, will be freely tradable (including the shares sold to BMS), except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act may only be sold in compliance with the limitations described below.

The remaining 21,902,822 shares of common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if the offer and sale is registered or if the offer and sale qualifies for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding a sale and (2) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding after this offering, which will equal approximately 299,029 shares immediately after the closing of this offering, based on the number of shares of common stock outstanding as of December 31, 2013; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section of this prospectus titled “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders and option holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. Credit Suisse (USA) LLC and Leerink Partners LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

In addition to the restrictions contained in the lock-up agreement described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

The holders of our preferred stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

As soon as practicable after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register the issuance of shares of our common stock under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by such registration statement will be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section of this prospectus titled “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or federal tax on net investment income, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the U.S., (2) a corporation or other entity treated as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if it (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the U.S.) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the U.S.), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules to their investment in our common stock.

The IRS has issued guidance providing that the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the U.S. at the time of his or her death.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated May 7, 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Leerink Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	3,200,000
Leerink Partners LLC	2,720,000
Wells Fargo Securities, LLC	1,080,000
Sanford C. Bernstein & Co., LLC	1,000,000

Total	8,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Under the terms of our collaboration agreement, BMS has agreed to purchase 1,600,000 shares of our common stock in this offering at the initial public offering price. In addition, certain of our directors and existing stockholders, or their affiliates, have agreed to purchase an aggregate of 1,153,000 shares of our common stock in this offering at the initial public offering price. The underwriters will receive the same discount from any shares of our common stock purchased by BMS or our directors and existing stockholders, or their affiliates, as they will from any other shares of our common stock sold to the public in this offering.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,200,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.42 per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$0.70	$0.70	$5,600,000	$6,440,000

The estimated offering expenses exclusive of underwriting discounts, are approximately $2.4 million. We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority up to $25,000.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for issuances of (1) the securities to be sold to the underwriters in this offering, (2) any securities issued upon the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and described herein, (3) the grant of options or the issuance of securities by us to employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of this prospectus and described herein;

provided, that each recipient of securities executes and delivers a lock-up agreement in a form satisfactory to the representatives, (4) our filing of a registration statement on Form S-8 with the SEC in respect of any securities issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus and described herein or (5) the sale or issuance of or entry into an agreement to sell or issue securities in connection with any (a) mergers, (b) acquisition of securities, businesses, properties or other assets, (c) joint ventures, or (d) strategic alliances; provided, that the aggregate number of securities or securities convertible into or exercisable for such securities that we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of our securities issued and outstanding immediately following the completion of this offering; and provided further, that each recipient of securities or securities convertible into or exercisable for such securities executes and delivers a lock-up agreement in a form satisfactory to the representatives.

Our officers, directors and substantially all of our stockholders and option holders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of our common stock, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

The foregoing restrictions to not apply to: (1) the sale and transfer of securities to the underwriters, if any; (2) sales of securities acquired in open market transactions after the completion of this offering or in this offering (excluding any issuer-directed shares purchased by our affiliates), provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other public announcement is required or voluntarily made in connection with such sales (3) transfers of securities (a) by bona fide gift, (b) to the spouse, domestic partner, parent, child or grandchild of the officer, director or security holder or to a trust formed for the benefit of such persons or the officer, director or security holder, (c) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the officer, director or security holder, (d) if the security holder is an individual, solely by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, (e) to us either (i) pursuant to any contractual arrangement in effect on the date of the agreement that provides for the repurchase of the securities of the officer, director or security holder by us or (ii) in connection with the termination of such person’s employment with us; (f) in connection with a merger or sale of all or substantially all of our company, regardless of how such a transaction is structured, (g) if the security holder is a corporation, partnership or other business entity (i) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the security holder or (ii) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders, general partners or limited partners or (h) if the security holder is a trust, to a trustee or beneficiary of the trust; provided that each transferee, donee or distributee executes and delivers a lock-up agreement in a form satisfactory to the representatives; and provided, further, that no filing under Section 16(a) of the Exchange Act, as amended, or the Exchange Act, or other public announcement is required or voluntarily made during the 180-day restricted period; (4) the transfer of securities to us upon a vesting event of the securities or upon the exercise of options to purchase securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the officer, director or security holder in connection with such vesting or exercise; provided that no filing under Section 16(a) of the Exchange Act or other public announcement is required or voluntarily made in connection with such vesting or exercise; or (5) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities; provided that such plan does not provide for the transfer of securities during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan is required or made voluntarily by or on behalf of the officer, director, security holder or us.

Credit Suisse Securities (USA) LLC and Leerink Partners LLC, on behalf of the underwriters, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of securities by an officer or director, Credit Suisse Securities (USA) LLC and Leerink Partners LLC will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If purchased by these persons, these shares will be subject to a 180-day lockup restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “ALDR.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall require the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter:

•

has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

•

has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

LEGAL MATTERS

Cooley LLP, Seattle, Washington will pass upon the validity of the shares of common stock offered hereby. As of the date of this prospectus, entities comprised of partners and associates of Cooley LLP and individual attorneys at Cooley LLP beneficially own an aggregate of 58,409 shares of our common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, is representing the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.alderbio.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus.

ALDER BIOPHARMACEUTICALS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Alder BioPharmaceuticals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of changes in convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Alder BioPharmaceuticals, Inc. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred operating losses and negative cash flows from operations since inception and will be required to obtain additional financing prior to December 31, 2014 in order to fund its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

March 17, 2014, except for the effects of the reverse stock split described in the last paragraph of Note 1 as to which the date is April 24, 2014.

Alder BioPharmaceuticals, Inc.

Consolidated Balance Sheets

	December 31,		Pro Forma December 31, 2013
	2012	2013
(in thousands, except share and per share data)
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$53,753	$23,227
Short-term investments	5,620	—
Accounts receivable	128	316
Prepaid expenses and other assets	3,035	1,982

Total current assets	62,536	25,525
Property and equipment, net	1,999	1,214
Restricted cash	119	—

Total assets	$64,654	$26,739

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$1,920	$2,223
Accrued liabilities	1,986	2,128
Deferred revenue	18,525	18,717
Deferred rent	167	—

Total current liabilities	22,598	23,068
Deferred revenue	54,052	35,607
Deferred rent	14	52

Total liabilities	76,664	58,727

Commitments and contingencies (Note 13)
Convertible preferred stock
Series A—$0.0001 par value; 20,736,509 shares authorized and 3,770,267 issued and outstanding at December 31, 2012 and 2013; (aggregate liquidation preference of $11,923 at December 31, 2013); no shares issued and outstanding pro forma	$11,276	$11,276	$—
Series B—$0.0001 par value; 25,061,538 shares authorized and 4,556,638 issued and outstanding at December 31, 2012 and 2013; (aggregate liquidation preference of $16,290 at December 31, 2013); no shares issued and outstanding pro forma	16,242	16,242	—
Series C—$0.0001 par value; 37,222,223 shares authorized and 6,767,673 issued and outstanding at December 31, 2012 and 2013; (aggregate liquidation preference of $40,200 at December 31, 2013); no shares issued and outstanding pro forma);	40,120	40,120	—
Series D—$0.0001 par value; 33,000,000 shares authorized and 5,819,559 shares issued and outstanding at December 31, 2012 and 2013; (aggregate liquidation preference of $43,902 at December 31, 2013); no shares issued and outstanding pro forma	43,736	43,736	—
Stockholders’ deficit
Common stock; $0.0001 par value; 140,000,000 shares authorized; 955,976 and 988,685 shares issued and outstanding at December 31, 2012 and 2013; 21,902,822 (unaudited) shares issued and outstanding pro forma	—	—	2
Additional paid-in capital	1,820	2,443	113,815
Accumulated deficit	(125,201)	(145,814)	(145,814)
Accumulated other comprehensive (loss) income	(3)	9	9

Total stockholders’ deficit	$(123,384)	$(143,362)	$(31,988)

Total liabilities, convertible preferred stock and stockholders’ deficit	$64,654	$26,739

The accompanying notes are an integral part of these consolidated financial statements.

Alder BioPharmaceuticals, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2012	2013
	(in thousands, except share and per share data)
Revenues
Collaboration and license agreements	$20,067	$18,796

Operating expenses
Research and development	30,669	31,883
General and administrative	7,217	7,674

Total operating expenses	37,886	39,557

Loss from operations	(17,819)	(20,761)

Other income (expense)
Interest income	101	54
Other income	—	158
Interest expense	(88)	—
Other expense	—	(64)

Total other income	13	148

Net loss	$(17,806)	$(20,613)

Net loss per share—basic and diluted	$(19.54)	$(21.14)

Weighted average number of common shares used in net loss per share—basic and diluted	911,354	975,158

Pro forma net loss per share—basic and diluted (unaudited)		$(0.94)

Pro forma weighted average number of common shares used in pro forma net loss per share—basic and diluted (unaudited)		21,889,295

The accompanying notes are an integral part of these consolidated financial statements.

Alder BioPharmaceuticals, Inc.

Consolidated Statements of Comprehensive Loss

	Years Ended December 31,
	2012	2013
	(in thousands)
Net loss	$(17,806)	$(20,613)

Other comprehensive income (loss):
Unrealized gains on securities available-for-sale, net of tax	2	—
Foreign currency translation income (loss), net of tax	(3)	12

Total other comprehensive income (loss)	(1)	12

Comprehensive loss	$(17,807)	$(20,601)

The accompanying notes are an integral part of these consolidated financial statements.

Alder BioPharmaceuticals, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Convertible Preferred Stock										Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Series A		Series B		Series C		Series D		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except for share data)
Balances at December 31, 2011	3,770,267	$11,276	4,556,638	$16,242	6,767,673	$40,120	—	$—	907,641	$—	$1,283	$(107,395)	$(2)	$(106,114)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(17,806)	—	(17,806)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Exercise of stock options	—	—	—	—	—	—	—	—	48,335	—	48	—	—	48
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	489	—	—	489
Issuance of Series D preferred stock upon conversion of promissory note payable	—	—	—	—	—	—	779,266	5,879	—	—	—	—	—	—
Issuance of Series D preferred stock, net of issuance costs of $165	—	—	—	—	—	—	5,040,293	37,857	—	—	—	—	—	—

Balances at December 31, 2012	3,770,267	$11,276	4,556,638	$16,242	6,767,673	$40,120	5,819,559	$43,736	955,976	$—	$1,820	$(125,201)	$(3)	$(123,384)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(20,613)	—	(20,613)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	12	12
Exercise of stock options	—	—	—	—	—	—	—	—	32,709	—	48	—	—	48
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	575	—	—	575

Balances at December 31, 2013	3,770,267	$11,276	4,556,638	$16,242	6,767,673	$40,120	5,819,559	$43,736	988,685	$—	$2,443	$(145,814)	$9	$(143,362)

The accompanying notes are an integral part of these consolidated financial statements.

Alder BioPharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2012	2013
	(in thousands)
Operating activities
Net loss	$(17,806)	$(20,613)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,042	935
Loss on retirement of property and equipment	—	43
Stock-based compensation	489	575
Interest expense related to convertible promissory note payable	88	—
Changes in operating assets and liabilities
Accounts receivable	1,181	(188)
Prepaid expenses and other assets	215	1,053
Accounts payable	(223)	303
Accrued liabilities	650	142
Deferred rent	(149)	(129)
Deferred revenue	(15,389)	(18,253)

Net cash used in operating activities	(29,902)	(36,132)

Investing activities
Purchases of investments	(8,025)	—
Proceeds from maturities of investments	7,549	5,620
Purchases of property and equipment	(1,031)	(193)
Decrease in restricted cash	—	119

Net cash provided by (used in) investing activities	(1,507)	5,546

Financing activities
Proceeds from issuance of convertible preferred stock, net of stock issuance costs	37,857	—
Proceeds from exercise of stock options	48	48

Net cash provided by financing activities	37,905	48

Effect of exchange rate changes on cash and cash equivalents	(3)	12

Net increase (decrease) in cash and cash equivalents	6,493	(30,526)
Cash and cash equivalents
Beginning of period	47,260	53,753

End of period	$53,753	$23,227

Supplemental disclosures
Conversion of promissory note payable and accrued interest into convertible preferred stock	$5,879	$—

The accompanying notes are an integral part of these consolidated financial statements.

Alder BioPharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1.    Nature of Business

Alder BioPharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company that discovers, develops and seeks to commercialize therapeutic antibodies with the potential to transform current treatment paradigms. The Company uses its proprietary antibody platform designed to select and manufacture antibodies that have the potential to maximize efficacy as well as speed of onset and durability of therapeutic response. Through collaboration and licensing agreements, the Company has used its proprietary technology to help a major biopharmaceutical partner advance a novel therapeutic antibody to the clinic. The Company was incorporated in Delaware on May 20, 2002 and is located in Bothell, Washington.

Liquidity

The Company had an accumulated deficit as of December 31, 2013. To date, the Company has funded its operations primarily through sales of its convertible preferred stock and payments from its collaboration partners, and will require substantial additional capital for research and product development. The future success of the Company is dependent on its ability to develop its product candidates and ultimately upon its ability to attain profitable operations. The Company is subject to a number of risks similar to other life science companies, including, but not limited to, successful discovery and development of its product candidates, raising additional capital, development by its competitors of new technological innovations, protection of proprietary technology and market acceptance of the Company’s products. The Company plans to continue to fund its operations and capital funding needs through equity and/or debt financing, as well as new collaborations, however, there are no assurances that the Company will be able to raise sufficient amounts of funding. The sale of additional equity would result in additional dilution to the Company’s stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict the Company’s operations. If the Company is not able to secure adequate additional funding it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could harm the Company’s business, results of operations and future prospects.

The Company has incurred operating losses and negative cash flows from operations since inception and has insufficient working capital. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company may never become profitable, or if it does, it may not be able to sustain profitability on a recurring basis.

On April 9, 2014, the Company effected a 1-for-5.5 reverse stock split of its common stock and preferred stock. All share and per share numbers have been revised to reflect the reverse stock split.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements reflect the accounts of Alder BioPharmaceuticals, Inc. and its wholly-owned subsidiaries, Alder BioPharmaceuticals Pty. Ltd. and AlderBio Holdings LLC. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

Unaudited Pro Forma Financial Information

Each share of Series A, B, C and D convertible preferred stock automatically converts into common stock at the effective conversion rate upon the closing of an initial public offering in which the public offering proceeds exceed $40 million, or upon the affirmative vote by holders of at least two-thirds of the outstanding convertible preferred stock. The unaudited pro forma information as of December 31, 2013 reflects the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of the Company’s proposed initial public offering.

Unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2013 is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all shares of convertible preferred stock into shares of the common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company’s subsidiaries with a functional currency other than the U.S. dollar have been translated into the Company’s reporting currency, the U.S. dollar. The functional currency for the Company’s Australian subsidiary is the Australian dollar and all assets and liabilities of the Australian subsidiary are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in the accumulated other comprehensive income (loss) component of stockholders’ deficit. The Company generally transfers funds to the Australian subsidiary to fund operating needs within 30 days of disbursement.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of money market funds and are stated at cost, which approximates fair value.

Investments

Short-term investments consist of negotiable certificates of deposit. The Company classifies its securities as available-for-sale, which are reported at estimated fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) in stockholders’ deficit. Investments in securities with maturities of less than one year, or where management’s intent is to use the investments to fund current operations, or to make them available for current operations, are classified as short-term investments.

Realized gains and realized losses are included in interest income. Cost of investments for purposes of computing realized and unrealized gains and losses are based on the specific identification method. Interest and dividends earned on all securities are included in interest income.

Restricted Cash

Restricted cash consists of money market funds purchased as a security deposit for a letter of credit issued to the landlord in connection with the Company’s office building lease. In September 2013, the Company entered into an amendment for its office building lease and a letter of credit was no longer required under the lease.

Concentration of Credit Risk and Major Collaborators

The Company is exposed to credit risk from its deposits of cash and cash equivalents and restricted cash in excess of amounts insured by the Federal Deposit Insurance Corporation.

One of the Company’s collaborators accounted for nearly 100% of total revenues for the years ended December 31, 2012 and 2013. This collaborator accounted for nearly 100% of total accounts receivable as of December 31, 2012 and 21% of total accounts receivable as of December 31, 2013.

Fair Value of Financial Instruments

The Company holds financial instruments that are measured at fair value which is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Inputs are unobservable inputs based on the Company’s assumptions and valuation techniques used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Company established the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value.

Property and Equipment

Property and equipment consists of laboratory equipment, computer equipment and software, leasehold improvements, and furniture and fixtures. Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the depreciable assets.

Computer equipment and software	3 - 5 years
Laboratory equipment	4 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of asset’s useful life or remaining term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Rent Expense, Deferred Rent and Leasehold Improvements

Rent expense for leases that provide free rent periods and scheduled rent increases during the lease term is recognized on a straight-line basis over the term of the related lease. Leasehold improvements that are funded by landlord incentives or allowances under operating leases are recorded as a component of deferred rent and are amortized as a reduction of rent expense over the term of the related lease.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Such impairment is recognized in the event the net book value of such assets exceeds their fair value. If the carrying value of the net assets assigned exceeds the fair value of the assets, then the second step of the impairment test is performed in order to determine the implied fair value. No impairment of long-lived assets occurred in the periods presented.

Segment and Geographic Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision makers, or decision making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision makers are its chief executive officer and its board of directors. The Company manages its business as one operating segment; however, the Company operates in two geographic regions: United States (Bothell, WA) and Australia. Substantially all of the Company’s assets are located in, and revenues are generated in, the United States.

Revenue Recognition

The Company recognizes revenues from collaboration, license or research service contract arrangements when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

The Company evaluates multiple-element arrangements to determine (1) the deliverables included in the arrangement and (2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a single unit of accounting. This evaluation involves subjective determinations and requires the Company to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting provided that the delivered item has value to the customer on a standalone basis, and if the arrangement includes a general right of return with respect to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. In assessing whether an item has standalone value, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can use any other deliverable for its intended purpose without the receipt of the remaining deliverable, whether the value of the deliverable is dependent on the undelivered item and whether there are other vendors that can provide the undelivered items. For revenue arrangements entered into prior to January 1, 2011, the Company was also required to evaluate whether there was fair value of the undelivered elements in the arrangement. The deliverables under the 2009 Bristol-Myers Squibb (“BMS”) collaboration agreement did not qualify as separate units of accounting and accordingly are accounted for as a single unit of accounting.

The consideration received under an arrangement which contains separate units of accounting, is allocated among the separate units using the relative selling price method. The Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence, (“VSOE”), of selling price, if available, third-party evidence, (“TPE”), of selling price if VSOE is not available, or best estimate of selling price, (“BESP”), if neither VSOE nor TPE is available.

When the Company has substantive performance obligations under an arrangement accounted for as one unit of accounting, revenues are recognized using either a time-based or proportional performance-based approach. When the Company cannot estimate the total amount of performance obligations that are to be provided under the arrangement, a time-based method is used. Under the time-based method, revenues are recognized over the arrangement’s estimated performance period based on the elapsed time compared to the total estimated performance period. When the Company is able to estimate the total amount of performance obligations under the arrangement, revenues are recognized using a proportional performance model. Under this approach, revenue recognition is based on costs incurred to date compared to total expected costs to be incurred over the performance period as this is considered to be representative of the delivery of service under the arrangement. Changes in estimates of total expected performance costs or service obligation time period are accounted for prospectively as a change in estimate. Under both methods, revenues recognized at any point in time are limited to the amount of noncontingent payments received or due.

The Company may also perform research and development activities on behalf of collaborative partners that are paid for by the collaborators. For research and development activities which are not determined to be separate units of accounting based on the criteria above, revenues for these research and development activities are recognized using the single unit of accounting method for that collaborative arrangement. For research and development activities which are determined to be separate units of accounting, arrangement consideration is allocated and revenues are recognized as services are delivered, assuming the general criteria for revenue recognition noted above have been met. The corresponding research and development costs incurred under these contracts are included in research and development expense in the consolidated statements of operations.

The Company generally invoices its collaborators upon the completion of the effort, based on the terms of each agreement. Amounts earned, but not yet collected from the collaborators, if any, are included in accounts receivable in the accompanying consolidated balance sheets. Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next 12 months is classified as a current liability. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will potentially be uncollectible. Estimates are used to determine the amount of allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. At December 31, 2012 and 2013, no allowance for doubtful accounts was considered necessary.

Research and Development

Research and development expenses consist primarily of salaries and benefits, stock-based compensation, occupancy, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Company’s research and development programs. Research and development costs are expensed as incurred. In-licensing fees and other costs to acquire technologies that are utilized in research and development and that are not expected to have alternative future use are expensed when incurred. For service contracts entered into that include a nonrefundable prepayment for service the upfront payment is deferred and recognized in the consolidated statements of operations as the services are rendered.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These patent related legal costs are reported as a component of general and administrative expenses.

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and federal income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-Based Compensation

The Company recognizes stock-based compensation expense on stock options granted to employees and members of the board of directors based on their estimated grant date fair value using the Black-Scholes option pricing model. This Black-Scholes option pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying common stock at the grant date, expected term, estimated volatility, risk-free interest rate and expected dividend yields of the Company’s common stock. The Company recognizes stock-based compensation expense, net of estimated forfeitures, in the consolidated statements of operations on a straight-line basis over the requisite service period. The Company applies an estimated forfeiture rate derived from historical and expected future employee termination behavior. If the actual number of forfeitures differs from those estimated by management, adjustments to compensation expense may be required in future periods.

For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes option pricing model. This model utilizes the estimated market value of the Company’s underlying common stock at the measurement date, the contractual term of the option, estimated volatility, risk-free interest rates and expected dividend yields of the Company’s common stock. The Company recognizes stock-based compensation expense, net of estimated forfeitures, in the consolidated statements of operations on a straight-line basis over the requisite service period. Measurement of stock-based compensation is subject to periodic adjustment for changes in the fair value of the award.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net loss, changes in unrealized gains and losses on available-for-sale securities and gains and losses on foreign currency translation related to the Company’s wholly-owned subsidiary in Australia.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-11 Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists that provides for disclosure requirements related to unrecognized tax benefits in certain situations. The Company will adopt this standard in the first quarter of 2014 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the business, or that no material effect is expected on the consolidated financial statements as a result of future adoption.

3.    Fair Value Disclosures

The following table presents the Company’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Cash equivalents
Money market funds	$53,063	$—	$—	$53,063
Negotiable certificates of deposit	245	—	—	245
Short-term investments
Negotiable certificates of deposit	5,620	—	—	5,620
Restricted cash
Money market funds	119	—	—	119

	$59,047	$—	$—	$59,047

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Cash equivalents
Money market funds	$22,238	$—	$—	$22,238

Accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to the short-term nature of these financial instruments.

4.    Short–term Investments

Securities available-for-sale consisted of the following for the date indicated:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2012
Negotiable certificates of deposit	$5,620	$—	$—	$5,620

All short-term investments had a contractual maturity of one year or less.

The declines in value of these investments are primarily related to changes in interest rates and are considered to be temporary in nature. The Company evaluates, among other things, the duration and extent to which the fair value of a security is less than its cost, the financial condition of the issuer, and the intent to sell, or whether it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. The Company’s realized gains and realized losses on sales of available-for-sale securities were not material for the years ended December 31, 2012 and 2013. No securities have been in a continuous unrealized loss position for more than 12 months as of December 31, 2013.

5.    Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following for the dates indicated:

	December 31,
	2012	2013
	(in thousands)
Advance payments for research and development	$2,599	$1,549
Prepaid insurance and other general and administrative expenses	436	433

	$3,035	$1,982

6.    Property and Equipment

Property and equipment consisted of the following for the dates indicated:

	December 31,
	2012	2013
	(in thousands)
Computer equipment and software	$784	$833
Laboratory equipment	4,579	4,599
Furniture and fixtures	357	357
Leasehold improvements	1,258	1,321

	6,978	7,110
Less: Accumulated depreciation and amortization	(4,979)	(5,896)

	$1,999	$1,214

Depreciation and amortization expense totaled $1.0 million and $0.9 million for the years ended December 31, 2012 and 2013, respectively.

7.    Accrued Liabilities

Accrued liabilities consisted of the following for the dates indicated:

	December 31,
	2012	2013
	(in thousands)
Compensation and benefits	$1,674	$1,564
Contracted research and development	121	492
Professional services and other	191	72

	$1,986	$2,128

8.    Collaboration and License Agreements

The Company has entered into various collaboration and license agreements with pharmaceutical and biotechnology companies. Revenues recognized and cash payments received under these agreements were as follows:

	Years Ended December 31,
	2012	2013
	(in thousands)
Revenues recognized:
Bristol-Myers Squibb:
Amortization of deferred revenue from upfront payments	$12,167	$12,133
Recognition of milestone payments	3,690	2,642
Recognition of reimbursed clinical supply and development costs	4,111	3,921

Bristol-Myers Squibb total	19,968	18,696
Other collaborations	99	100

Total revenues recognized	$20,067	$18,796

Cash payments received:
Bristol-Myers Squibb:
Milestone payments	$3,500	$—
Reimbursed clinical supply and development costs	2,257	355

Bristol-Myers Squibb total	5,757	355
Other collaborations	100	—

Total cash payments received	$5,857	$355

Bristol-Myers Squibb

In November 2009, the Company entered into a collaboration and license agreement with Bristol-Myers Squibb (“BMS”) for the development and commercialization of Clazakizumab, an antibody product candidate for the treatment of rheumatoid arthritis and cancer.

Under the terms of the collaboration agreement, the Company granted to BMS worldwide exclusive rights to develop and commercialize Clazakizumab for all potential indications, except cancer, for which the Company will retain rights, subject to BMS’s option to co-develop Clazakizumab for cancer and commercialize Clazakizumab outside the United States for cancer. BMS has agreed to develop Clazakizumab for RA or another indication in the United States, the five major countries in Europe, and Japan and to commercialize Clazakizumab in each of these countries subject to regulatory approval in them. The Company agreed to provide technology and manufacturing transfer services to BMS, clinical supply in support of Phase 2 clinical trials, and support for an optimization and/or a discovery backup program to Clazakizumab. The Company expects to complete its deliverables under the arrangement by December 2016.

The Company received a non-refundable upfront cash payment of $85 million and an aggregate of $18.5 million milestone payments from BMS. The Company may receive additional potential development-based and regulatory-based milestone payments of up to $746 million across a range of indications, potential sales-based milestones that, under certain circumstances, may be up to $500 million, and tiered royalties starting in the mid-teens up to 20% of net sales, subject to certain reductions. The Company is reimbursed for certain clinical supply and development costs. Unless earlier terminated, the agreement continues in effect until the expiration of BMS’ royalty payment obligations. BMS may terminate the agreement with a specified notice period prior to drug approval due to safety concerns. Either party may terminate on a region-by-region basis for the other party’s material breach of the agreement which is not cured within a specified cure period. In the event of termination by us for material breach by BMS or termination by BMS without cause, BMS would be required to transfer certain clinical data and regulatory materials to the Company and grant us a limited, exclusive license to certain intellectual property rights in exchange for us paying to BMS a low single to mid-single digit royalty on net sales by us of Clazakizumab depending on the development stage at the time of such termination.

The Company’s deliverables under the arrangement did not qualify as separate units of accounting. The license rights to Clazakizumab, delivered at the inception of the arrangement, did not have stand-alone value apart from the other deliverables in the arrangement. In addition, there was not sufficient objective and reliable evidence of the fair value for certain of the undelivered elements in the arrangement. The Company expects to provide the other deliverables through December 2016. The Company recognizes revenue relating to the deliverables in the agreement as a single unit of accounting using a time-based proportional performance model. The proportional performance model results in the recognition of the upfront license fee and other payments received under the arrangement over the estimated performance period of seven years based on the passage of time.

Other Collaborations

The Company entered into an agreement with a biotechnology company to provide research services under specified work plans. Payments received under this agreement was deferred and recognized as revenue in accordance with the Company’s revenue recognition policy.

9.    Common and Convertible Preferred Stock

There were 955,976 and 988,685 shares of common stock issued and outstanding as of December 31, 2012 and 2013, respectively.

The Company has reserved for future issuance the following number of shares of common stock:

December 31, 2013

Conversion of Series A preferred stock	3,770,267
Conversion of Series B preferred stock	4,556,638
Conversion of Series C preferred stock	6,767,673
Conversion of Series D preferred stock	6,000,000
Stock options outstanding	2,111,576
Stock options available for grant	339,284

23,545,438

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of other classes of stock outstanding.

Convertible Preferred Stock

The Series A, Series B, Series C and Series D convertible preferred stock (collectively, the “preferred stock”), together with their respective rights and preferences, are as follows:

In April 2012, the Company issued 5,819,559 shares of Series D convertible preferred stock at a price of $7.54 per share, or $43.9 million in the aggregate, which included shares issued upon the conversion of a promissory note payable and accrued interest thereon in the amount of $5.9 million and shares issued to related parties in the aggregate amount of $36.7 million. Cash proceeds, net of issuance costs and the conversion of the promissory note payable were $37.9 million.

In 2007, the Company issued 6,767,673 shares of Series C convertible preferred stock at a purchase price of $5.94 per share. Cash proceeds, net of issuance costs, were $40.1 million.

In 2006 and 2007, the Company issued 4,556,638 shares of Series B convertible preferred stock at a purchase price of $3.58 per share. Cash proceeds, net of issuance costs, were $16.2 million.

In 2005, the Company issued 3,770,267 shares of Series A convertible preferred stock at a purchase price of $3.16 per share, which included shares issued upon conversion of notes payable and accrued interest thereon in the amount of $3.6 million. Cash proceeds, net of issuance costs and the conversion of the promissory notes payable were $7.7 million.

Voting

The Series A, B, C and D convertible preferred stock carry one vote per share. As long as at least 727,272 shares of each series of preferred stock remain outstanding, the holders of Series A convertible preferred stock shall be entitled to elect two members of the board of directors, the holders of Series B convertible preferred stock shall be entitled to elect one member of the board of directors, the holders of Series C convertible preferred stock shall be entitled to elect two members of the board of directors and the holders of Series D convertible preferred stock shall be entitled to elect one member of the board of directors. The common stockholders are entitled to elect two members of the board. The remaining board members are elected by holders of both common and preferred stock, voting as a single class.

Dividends

The holders of Series A, B, C and D convertible preferred stock are entitled to receive dividends at an annual rate of $0.18975, $0.2145, $0.3564 and $0.45265 per share, respectively, and are payable when and if declared by the board of directors. Such dividends are not cumulative. No dividends have been paid or declared to date.

Redemption and Conversion

The Series A, B, C and D convertible preferred stock are not redeemable. The Series A, B, C and D convertible preferred stock are convertible at the option of the holder at any time into common stock on a one-for-one basis, subject to adjustments for antidilution. Each share of Series A, B, C and D convertible preferred stock automatically converts into common stock at the effective conversion rate upon the closing of an initial public offering in which the public offering proceeds exceed $40 million, or upon the affirmative vote by holders of at least two-thirds of the outstanding shares of preferred stock.

The Series A, B, C and D convertible preferred stock contain a provision that upon a change of control of the Company, the Series A, B, C and D convertible preferred stock is redeemable at the holder’s option and, therefore, the balances have been classified outside of stockholders’ deficit in the accompanying consolidated balance sheets.

Liquidation

Upon liquidation, dissolution or winding up of the Company, the holders of Series A, B, C and D convertible preferred stock are entitled to receive the amount of $3.1625, $3.575, $5.94 and $7.5438 per share, respectively, as adjusted for any stock dividends or stock splits, plus all declared but unpaid dividends. If the proceeds of a liquidation event are insufficient to permit payment to the holders of preferred stock of the entire amount, then the proceeds shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder is entitled to receive.

10.    Stock-based Compensation

The Company’s 2005 Stock Option Plan (the “Plan”) authorizes the grant of options to employees, directors, consultants and advisors for up to 2,661,818 shares of the Company’s common stock. All options granted have a 10 year term and generally vest and become exercisable over four years of continued employment or service as defined in each option agreement. A majority of the unvested stock options will vest upon the sale of all or substantially all of the stock or assets of the Company. The board of directors determines the option exercise price and may designate stock options granted as either incentive or nonstatutory stock options. The Company generally grants stock options with exercise prices that equal or exceed the fair value of the common stock on the date of grant.

At December 31, 2013, options to purchase up to 2,111,576 shares of common stock were outstanding and 339,284 shares were reserved for future grants under the Plan.

A summary of the Company’s stock option activity and related information follows:

	Shares	Weighted-average Exercise Price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2012	2,202,443	$2.19	6.6	$3,090

Granted	51,902	3.90
Exercised	(32,709)	1.47
Expired or forfeited	(110,060)	3.48

Outstanding at December 31, 2013	2,111,576	$2.17	5.6	$8,766

Exercisable at December 31, 2013	1,693,731	$1.82	4.9	$7,623

Vested and expected to vest at December 31, 2013	2,068,441	$2.14	5.5	$8,648

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards using various assumptions that require management to apply judgment and make estimates, including:

Volatility

Since the Company is privately held as of the date of these consolidated financial statements, it does not have relevant historical data to support its expected volatility. As such, the expected volatility has been determined using a weighted-average of the historical volatilities of a representative group of publicly traded biopharmaceutical companies for a period equal to the expected term of the option grant.

Expected Term

For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises, the Company uses the “simplified method” as prescribed by the Securities and Exchange Commission to estimate the expected term of stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the contractual term (10 years) and the vesting term (generally four years) of the Company’s stock options, taking into consideration multiple vesting tranches and expectations of the future employee behavior.

Risk-free Rate

The risk-free interest rates used in the Black-Scholes option pricing model are based on the implied yield currently available for U.S. Treasury securities with maturities similar to the expected term of the stock options being valued.

Dividends

The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Black-Scholes option pricing model.

In determining the fair value of stock options granted, the following weighted-average assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicated:

	Years Ended December 31,
	2012	2013
	(in thousands, except per share data)
Volatility	70.8%	69.3%
Expected term (years)	6.1	5.9
Risk-free interest rate	0.9%	1.1%
Dividend rate	0.0%	0.0%

The following table summarizes the Company’s stock option values:

	Years Ended December 31,
	2012	2013
	(in thousands, except per share data)

Weighted-average fair value of option share granted during the period	$2.18	$2.39
Total intrinsic value of stock options exercised	120	90
Total fair value of stock options vested	345	702

Stock Compensation

The Company recognizes compensation expense for only the portion of options expected to vest, on a straight-line basis over the requisite service period. Management has applied an estimated forfeiture rate that was derived from historical employee termination behavior. If the actual number of forfeitures differs from these estimates, additional adjustments to compensation expense may be required in future periods. The following table presents stock-based compensation expense included in the Company’s consolidated statements of operations:

	Years Ended December 31,
	2012	2013
	(in thousands)

Research and development	$254	$286
General and administrative	235	289

	$489	$575

As of December 31, 2013, the total unrecognized compensation cost was $0.9 million and will be recognized on a straight-line basis over the weighted-average remaining service period of 2.4 years.

11.    Income Taxes

Loss before income taxes consisted of the following:

	Years Ended December 31,
	2012	2013
	(in thousands)
Domestic	$(16,401)	$(20,766)
Foreign	(1,405)	153

Loss before income taxes	$(17,806)	$(20,613)

The effective income tax rate of the Company’s provision for income taxes differed from the federal statutory rate of 34% as follows:

	Years Ended December 31,
	2012	2013
Federal statutory income tax rate	34.0%	34.0%
Foreign income tax rate differential	(0.3)	(0.0)
Stock-based compensation	(0.7)	(0.7)
Research and development credits	0.5	7.3
Other	(0.2)	0.0
Change in valuation allowance	(33.3)	(40.6)

Effective income tax rate	0.0%	0.0%

The effects of temporary differences and carry forwards that give rise to deferred income tax assets and liabilities are as follows:

	December 31,
	2012	2013
	(in thousands)
Deferred income tax assets:
Net operating loss carryforwards	$16,643	$29,871
Deferred revenue	24,676	18,419
Research and development credits	3,231	4,689
Other	518	449

Total deferred income tax assets	45,068	53,428
Less: Valuation allowance	(45,068)	(53,428)

Net deferred income tax assets	$—	$—

At December 31, 2013, the Company had U.S. net operating loss carryforwards of $87.8 million, which may be used to offset future taxable income. The net operating loss carryforwards expire from 2025 to 2033 if not utilized. In addition, the Company has U.S. research and development tax credit carryforwards of $4.7 million, which will expire from 2024 to 2033.

Utilization of net operating losses and tax credit carryforwards are subject to certain limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, in the event of a change in the Company’s ownership. A change in control is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. The Company performed a Section 382 analysis through 2009 and determined that an ownership change occurred in 2005. Based on the analysis performed, however, the Company does not believe that the Section 382 annual limitation will impact the Company’s ability to utilize the tax attributes that existed as of the date of the ownership change in a material manner. Although a formal Section 382 analysis has not been performed after 2009, the Company continues to monitor ownership change for purposes of Section 382. As of December 31, 2013, the Company does not believe that another change in control has occurred since the ownership change in 2005. If it is determined that an additional Section 382 ownership change has occurred, the net operating losses and tax credit carryforwards may be subject to an additional limitation such that a portion may not be utilizable.

Management believes that it is not more likely than not that future operations will generate sufficient taxable income to realize the benefit of the deferred income tax assets. Accordingly, a valuation allowance has been recorded against the full value of the deferred income tax assets.

The table below summarizes changes in the deferred tax valuation allowance:

	Balance at Beginning of Year	Charged to Costs and Expenses	Write-offs	Balance at End of Year
	(in thousands)
Deferred income tax valuation allowance:
For the year ended December 31, 2012	$39,132	$5,936	$—	$45,068
For the year ended December 31, 2013	45,068	8,360	—	53,428

The Company determines whether a tax position is more likely than not to be sustained upon examination based on the technical merits of the position in accordance with ASC 740. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The total balance of unrecognized gross tax benefits was as follows:

	Years Ended December 31,
	2012	2013
	(in thousands)
Unrecognized tax benefits at beginning of year	$126	$126
Additions based on current year tax positions	—	257

Unrecognized tax benefits at end of year	$126	$383

In addition to any uncertain tax positions, it is the Company’s policy to recognize potential accrued interest and/or penalties related to such positions within income tax expense. For 2012 and 2013, the Company has not recognized any liability related to uncertain tax positions and does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

The Company has a number of U.S. tax years still open for examination as a result of the net operating loss carry forwards. Accordingly, the Company is subject to examination for U.S. tax years 2002 to present. The Company is also subject to examination of foreign returns tax years 2012 to present as the statute of limitations is still open.

12.    Defined Contribution Plan

The Company sponsors a defined contribution plan (the “401(k) Plan”) for its full time employees, with eligibility commencing on the month following an employee’s date of hire. Employee contributions to the 401(k) Plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The 401(k) Plan provides for matching and discretionary contributions by the Company, which were $0.3 million for each of the years ended December 31, 2012 and 2013.

13.    Commitments and Contingencies

The Company leases 36,654 square feet of office space in two adjacent buildings in Bothell, Washington, for its research and development and administrative activities. In September 2013, the Company and the landlord entered into an amendment to the lease under which, among other things, the lease term was extended to February 28, 2017, the Company was given an option to lease additional space and the Company was given an option to renew the lease for an additional three-year term at the market rates prevailing at the time of renewal. Rent expense totaled $0.8 million for each of the years ended December 31, 2012 and 2013.

The Company had contract manufacturing and purchase obligations totaling $4.9 million at December 31, 2013 related to manufacturing its product candidates for use in clinical trials, including long-term stability studies.

Future aggregate minimum payments under noncancelable operating leases as of the date indicated are as follows:

December 31, 2013
(in thousands)

Years Ending
2014	$489
2015	612
2016	639
2017	109

Total minimum lease payments	$1,849

14.    Litigation

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are currently no claims or actions pending against the Company, the ultimate disposition of which could have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

15.    Net Loss Per Share and Pro Forma Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted average common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by adjusting the weighted average common shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method.

	Years Ended December 31,
	2012	2013

Net loss (in thousands)	$(17,806)	$(20,613)
Weighted-average common shares outstanding - basic and diluted	911,354	975,158

Net loss per share-basic and diluted	$(19.54)	$(21.14)

The following convertible preferred stock and outstanding stock options were excluded from the calculation of diluted net loss per share for periods ended as of the dates indicated because including them would have had an anti-dilutive effect. Therefore, basic and diluted net loss per share were the same for all periods presented. The convertible preferred stock numbers shown in the table are on a common stock equivalent basis.

	December 31,
	2012	2013

Conversion of Series A preferred stock	3,770,267	3,770,267
Conversion of Series B preferred stock	4,556,638	4,556,638
Conversion of Series C preferred stock	6,767,673	6,767,673
Conversion of Series D preferred stock	5,819,559	5,819,559
Stock options	2,202,443	2,111,576

	23,116,580	23,025,713

Unaudited pro forma net loss per share is calculated as follows:

Year Ended December 31, 2013
(unaudited)
Net loss (in thousands)	$(20,613)
Weighted-average common shares outstanding	975,158
Adjustment for conversion of convertible preferred stock	20,914,137

Weighted-average common shares outstanding - basic and diluted	21,889,295

Pro forma net loss per share-basic and diluted	$(0.94)

Unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2013 is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all shares of convertible preferred stock into shares of the common stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later. Outstanding stock options were excluded from the calculation of pro forma net loss per share because including them would have had an anti-dilutive effect.

16.    Subsequent Events

The Company evaluated subsequent events through March 17, 2014, the date these consolidated financial statements were available to be issued. In connection with the reissuance of the consolidated financial statements as of and for the years ended December 31, 2013 and 2012 to reflect the reverse stock split described in Note 1, the Company evaluated subsequent events through April 24, 2014, the date of the reissuance of such financial statements.